UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

**Proxy Statement Pursuant to Section 14(a) of the
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Mueller Water Products, Inc.

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January 15, 2016

To My Fellow Stockholders:

It is my pleasure to invite you to attend the 2016 Annual Meeting of Stockholders of Mueller Water Products, Inc. The meeting will be held on February 26, 2016 at 10:00 A.M., Eastern Time, in the Abernathy Room on the 3rd Floor of Building 500 at Northpark Town Center located at 1100 Abernathy Road, N.E., in Atlanta, Georgia. The meeting will begin with voting on the matters described in the attached Notice of Annual Meeting of Stockholders and Proxy Statement, followed by my report on our company's financial performance and operations.

The Board appreciates and encourages stockholder participation in our affairs. Whether or not you plan to attend the meeting, it is important your shares be represented and voted.

Sincerely,

Gregory E. Hyland
Chairman of the Board, President and Chief Executive Officer

YOUR VOTE IS IMPORTANT TO US.

PLEASE REVIEW THE ATTACHED MATERIALS AND SUBMIT YOUR VOTE PROMPTLY.

Mueller Water Products

_____

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON FEBRUARY 26, 2016

_____

To the Stockholders of Mueller Water Products, Inc.:

NOTICE IS HEREBY GIVEN that the 2016 Annual Meeting of Stockholders of Mueller Water Products, Inc. will be held at 10:00 A.M., Eastern Time, on Friday, February 26, 2016 in the Abernathy Room on the 3rd Floor of Building 500 at Northpark Town Center located at 1100 Abernathy Road, N.E., in Atlanta, Georgia, for the purposes described below.

1. Election of nine directors nominated by the board of directors for the coming year;

2. To consider, on an advisory basis, the compensation of our named executive officers, as described in this Proxy Statement;

3. To approve amendments of the 2010 Management Incentive Plan and re-approve performance goals under the plan;

4. To approve amendments of the 2006 Employee Stock Purchase Plan;

5. To approve amendments of the 2006 Stock Incentive Plan and re-approve performance goals under the plan; and

6. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2016.

We will also transact any other business properly brought before the Annual Meeting.

Only our stockholders at the close of business on January 12, 2016, the record date for voting at the Annual Meeting, are entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof.

This Proxy Statement and our 2015 Annual Report are available at _www.proxyvote.com_ (for beneficial stockholders) and _www.edocumentview.com/mwa_ (for registered stockholders).

We are pleased to continue utilizing Securities and Exchange Commission rules allowing issuers to furnish proxy materials to their stockholders over the Internet. A Notice of Internet Availability of Proxy Materials or this Proxy Statement will first be mailed to our stockholders on or about January 15, 2016. Please refer to the Notice of Internet Availability of Proxy Materials, proxy materials email or proxy card you received for information on how to vote your shares and to ensure your shares will be represented and voted at the Annual Meeting.

By Order of the Board of Directors.

Keith L. Belknap
Corporate Secretary

Atlanta, Georgia
January 15, 2016

TABLE OF CONTENTS

> **Please note attendance at the Annual Meeting will be limited to stockholders of Mueller Water Products, Inc. (or their authorized representatives) as of the record date. You will be required to provide the admission ticket that is detachable from your proxy card or other evidence of ownership, along with photo identification. If your shares are held by a bank or broker, please bring your bank or broker statement evidencing your beneficial ownership of our common stock as of the record date to gain admission to the Annual Meeting.**

PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information you should consider, and you should read the entire Proxy Statement carefully before voting. Unless the context otherwise requires, the terms "we", "our", "us" and the "Company" as used in this Proxy Statement refer to Mueller Water Products, Inc.

ANNUAL MEETING OF STOCKHOLDERS

Date and Time:	Friday, February 26, 2016; 10:00 A.M., Eastern Time
Place:	Abernathy Room, 3rd Floor, Building 500, Northpark Town Center, 1100 Abernathy Road, N.E., Atlanta, Georgia 30328
Record Date:	January 12, 2016
Voting:	Stockholders as of the record date may vote by Internet, telephone, signing and dating the proxy card or in person at the Annual Meeting.

VOTING MATTERS

Matter	Board of Directors' recommendations
• Election of directors	**FOR** each director nominee
• Advisory vote to approve executive compensation	**FOR**
• Amendment of 2010 Management Incentive Plan and re-approval of performance goals under the plan	**FOR**
• Amendment of 2006 Employee Stock Purchase Plan	**FOR**
• Amendment of 2006 Stock Incentive Plan and re-approval of performance goals under the plan	**FOR**
• Ratification of the appointment of the independent registered public accounting firm for the year ending September 30, 2016	**FOR**

2015 KEY ACCOMPLISHMENTS

In fiscal 2015, we strengthened our balance sheet and executed initiatives to return value to our stockholders.

 **Reduced interest expense by 44%.** We lowered our interest expense, net to $27.6 million in fiscal 2015 from $49.6 million in fiscal 2014 by successfully refinancing our long-term debt.

 **Reduced total debt outstanding by $52 million.** We reduced our total debt outstanding to $489.0 million at September 30, 2015 from $541.0 million at September 30, 2014.

 **Increased dividend by 14%.** We increased our quarterly dividend to $0.02 from $0.0175. We paid $12.0 million of dividends in fiscal 2015.

 **Repurchased stock.** During the third quarter, we announced a stock repurchase program and used $5.0 million to purchase 523,851 shares of Common Stock pursuant to this program.

2015 PERFORMANCE HIGHLIGHTS

The Compensation and Human Resources Committee used several performance elements, including those set forth below, to assess and determine incentive plan compensation earned during fiscal 2015.

	Net Sales	Adjusted Operating Income	Adjusted Net Income	Adjusted Free Cash Flow	Average Investment in Working Capital		Return on Net Assets
					Mueller Co.	Anvil	
	($ in millions)	($ in millions)	($ in millions)	($ in millions)	(%)	(%)	(%)
2015	1,164.5	137.8	66.9	66.2	23.7	27.2	24.7
2014	1,184.7	127.2	46.7	125.0	23.6	23.4	25.3

See "Compensation Discussion and Analysis — Performance and Compensation Highlights" for more information and Exhibit A for a reconciliation of non-GAAP financial measures to GAAP financial results.

2015 COMPENSATION HIGHLIGHTS

We design our executive compensation programs to target total compensation for executives at or about the 50th percentile (plus or minus 15%) of our customized peer group. The principal elements of these compensation programs are base salary, annual performance-based cash bonus, long-term incentive and performance-based equity compensation and broad based benefit plans.

- *We structure a significant portion of our executives' overall compensation as incentive compensation*. For fiscal 2015, incentive compensation represented approximately 76% of our CEO's total target compensation, and an average of 67% of the total target compensation of the other NEOs. Performance-based incentive compensation represented 52% of our CEO's total target compensation for fiscal 2015.

- *We structure performance-based compensation to pay for performance.* We set clear and measurable financial goals for Company and segment performance. In evaluating individual performance, we assess progress toward strategic priorities.

- *We paid performance-based compensation for fiscal 2015 that reflects Company, segment and individual performance.* Our NEOs' compensation was negatively affected by Company and segment performance in relation to targets set for fiscal 2015.

  ◦ Annual cash bonuses earned by our NEOs ranged from 9% to 63% of target (compared with 54% to 115% of target last year) because Company and segment performance on certain financial measures selected by the Compensation Committee was below targeted levels.

  ◦ There was no long-term compensation paid out or credited for fiscal 2015 because Company performance on the "return on net assets" financial measure was below threshold levels.

- *We continue to maintain best practices for executive compensation.*

  ◦ We design our compensation programs to mitigate risk.

  ◦ Our equity incentive plan prohibits the repricing or exchange of equity-based awards without stockholder approval.

  ◦ We prohibit hedging and pledging of our Common Stock by executives or directors.

  ◦ Our executives and directors are subject to stock ownership guidelines.

  ◦ We can "clawback" cash- or equity-based compensation paid to executives under certain circumstances.

See "Compensation Discussion and Analysis — Executive Compensation Program Overview", "— Other Factors Considered by the Compensation Committee" and "— Other Compensation Practices and Policies" for more information regarding our compensation philosophy, structure and developments.



DIRECTOR NOMINEES

Each director stands for election annually. All directors are independent, except Mr. Hyland, our Chairman, President and CEO. The Board held seven meetings in fiscal 2015 and each director attended over 87% of the total number of meetings of the Board and committees of which he or she was a member.

The following table provides summary information about each director nominee. See "Matters to be Voted On — Proposal One" for more information about each nominee.

Name	Age	Director Since	Independent	Experience	Board Committees[1]
Shirley C. Franklin	70	2010	✓	Barbara Jordan visiting professor at the LBJ School of the University of Texas; former Mayor of Atlanta	Audit; Governance; EHS
Thomas J. Hansen	66	2011	✓	Former Vice Chairman of Illinois Tool Works Inc.	Audit; Governance
Gregory E. Hyland	64	2005		Chairman, President and Chief Executive Officer of Mueller Water Products, Inc.	Exec*
Jerry W. Kolb	80	2006	✓	Retired Vice Chairman of Deloitte & Touche LLP	Audit*; Comp
Joseph B. Leonard	72	2006	✓	Retired Chairman of AirTran Holdings, Inc.	Audit; Comp
Mark J. O'Brien[2]	72	2006	✓	Former Chairman and Chief Executive Officer of Walter Investment Management Corp.	Comp; EHS; Governance
Bernard G. Rethore	74	2006	✓	Chairman Emeritus of Flowserve Corporation	Audit; Comp; Governance*; EHS; Exec
Lydia W. Thomas	71	2008	✓	Retired President and Chief Executive Officer of Noblis, Inc.	EHS*; Governance
Michael T. Tokarz	66	2006	✓	Chairman of Walter Energy, Inc.	Comp*; Exec

* Denotes committee chairperson

(1) Audit = Audit Committee; Comp = Compensation and Human Resources Committee; EHS = Environment, Health and Safety Committee; Exec = Executive Committee; Governance = Nominating and Corporate Governance Committee
(2) Mr. O'Brien serves as our Lead Director. See "Corporate Governance — Board Operations — Board Leadership Structure" for more information.

MATTERS TO BE VOTED ON

PROPOSAL ONE:

ELECTION OF DIRECTORS

The Nominating and Corporate Governance Committee (the "Governance Committee") is responsible for identifying qualified candidates to serve on the Board and recommending nominees to be submitted to our stockholders for election at each annual meeting of stockholders. After the Governance Committee completes its evaluation of candidates, it presents its recommendation to the Board for consideration and approval.

In evaluating candidates, the Governance Committee considers a variety of qualifications, experiences, attributes and skills, and recognizes that a diversity of knowledge, viewpoints and experience can enhance the Board's effectiveness. Accordingly, as part of its candidate evaluation, the Governance Committee considers how the candidate's background, qualifications, experiences, attributes and skills may enhance the quality of the Board's deliberations and decisions.

After many years of distinguished service, it is expected that Neil A. Springer will retire from the Board at a Board meeting scheduled for January 27, 2016. We would like to take this opportunity to thank Mr. Springer for his many years of service to the Board. Rather than nominate a successor, the Board will follow the recommendation of the Governance Committee and reduce the size of the Board from ten to nine members immediately following Mr. Springer's resignation.

After evaluating each director and the composition of the full Board, the Governance Committee has recommended all of the current Board members, other than Mr. Springer, for election. If elected, each of the nine individuals nominated for election to the Board will hold office until the 2017 annual meeting of stockholders and until his or her successor is elected and qualified. Each nominee has agreed to serve as a director if elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the Board. In lieu of designating a substitute nominee, the Board, in its discretion, may reduce the number of directors.

Information about the nominees, including information concerning their qualifications for office, is set forth below:



Shirley C. Franklin

Age: 70
Director since: 2010
Board committees: Audit, Governance, EHS
Other public company boards: Delta Air Lines, Inc.

Ms. Franklin serves as the Barbara Jordan visiting professor at the LBJ School of the University of Texas and as Executive Chair of the board of directors of Purpose Built Communities, Inc., a national non-profit organization that works to transform struggling neighborhoods into sustainable communities. She also serves as Co-Chair of the Atlanta Regional Commission on Homelessness and as Chair of the board of directors of the National Center for Civil and Human Rights. From 2002 to 2010, Ms. Franklin served as mayor of Atlanta, Georgia. She earned a Bachelor of Science degree in sociology from Howard University and a Master's degree in sociology from the University of Pennsylvania.

The Board considered Ms. Franklin's record of civic involvement and significant executive management experience, which has spanned three decades. During her service as mayor of Atlanta, Ms. Franklin worked to rebuild the city's water infrastructure.



Thomas J. Hansen

Age: 66
Director since: 2011
Board committees: Audit, Governance
Other public company boards: Standex International Corporation, Terex Corporation

Until 2012, Mr. Hansen served as Vice Chairman of Illinois Tool Works Inc. ("ITW"), a manufacturer of fasteners and components, consumable systems and a variety of specialty products and equipment. He joined ITW in 1980 as a sales and marketing manager of the Shakeproof Industrial Products businesses. From 1998 to 2006, Mr. Hansen served as Executive Vice President of ITW. He earned a Bachelor of Science degree in marketing from Northern Illinois University and a Master of Business Administration degree from Governors State University.

The Board considered Mr. Hansen's experience as a senior executive of a large diversified industrial manufacturing company that faces many of the economic, social and governance issues we face.



Gregory E. Hyland

Age: 64
Director since: 2005
Board committees: Executive (Chair)
Other public company boards: Ferro Corporation

Mr. Hyland serves as the Chairman of the Board and has served as our President and Chief Executive Officer since January 2006. He served as Chairman, President and Chief Executive Officer of Walter Energy, Inc. from September 2005 until December 2006. From June to September 2005, Mr. Hyland served as President, U.S. Fleet Management Solutions of Ryder System, Inc., a transportation and logistics company, and from 2004 to 2005 he served as its Executive Vice President. He earned Bachelor and Master of Business Administration degrees from the University of Pittsburgh.

The Board considered Mr. Hyland's commercial experience and business leadership skills gained from his past and current positions in both management and on the boards of directors of public companies.



Jerry W. Kolb

Age: 80
Director since: 2006
Board committees: Audit (Chair), Compensation
Other public company boards: Walter Energy, Inc.

From 1986 to 1998, Mr. Kolb served as a Vice Chairman of Deloitte & Touche LLP, a registered public accounting firm. He is a certified public accountant. Mr. Kolb earned a Bachelor of Science degree in accountancy from the University of Illinois and a Master of Business Administration degree from DePaul University.

The Board considered Mr. Kolb's broad perspective in accounting and financial reporting matters and his extensive experience in audit, finance and compensation matters and in executive management based on his 41-year career with Deloitte & Touche.



Joseph B. Leonard

Age: 72
Director since: 2006
Board committees: Audit, Compensation
Other public company boards: Air Canada, Walter Energy, Inc.

Mr. Leonard served as Interim Chief Executive Officer of Walter Energy from March 2010 through March 2011 and from August 2011 to September 2011. He served as Chairman of AirTran Holdings, Inc., an airline holding company, from 2007 to 2008, Chairman and Chief Executive Officer of AirTran from 1999 to 2007 and President of AirTran from 1999 to 2001. Mr. Leonard earned a Bachelor of Science degree in aerospace engineering from Auburn University.

The Board considered Mr. Leonard's significant experience in executive management, operations, marketing and public affairs based on his career with major corporations.



Mark J. O'Brien

Age: 72
Director since: 2006
Board committees: Compensation, Governance, EHS
Other public company boards: Walter Investment Management Corp.

Mr. O'Brien serves as our Lead Director. He served as Chairman of Walter Investment Management Corp. (formerly Walter Industries' Homes Business), a mortgage portfolio owner and mortgage originator and servicer, from 2009 through December 2015, and he served as its Chief Executive Officer from 2009 to October 2015. Mr. O'Brien has served as President and Chief Executive Officer of Brier Patch Capital and Management, Inc., a real estate management and investment firm, since 2004. He served in various executive capacities at Pulte Homes, Inc., a home building company, for 21 years, retiring as President and Chief Executive Officer in 2003. Mr. O'Brien earned a Bachelor of Arts degree in history from the University of Miami.

The Board considered Mr. O'Brien's knowledge of capital markets, municipal finance and the homebuilding and real estate sectors of the economy.



Bernard G. Rethore

Age: 74
Director since: 2006
Board committees: Audit, Compensation, Governance (Chair), EHS, Executive
Other public company boards: Dover Corp., Walter Energy, Inc.
Other public company boards within the last five years: Belden, Inc.

Mr. Rethore has served as Chairman Emeritus of Flowserve Corporation, a manufacturer of pumps, valves, seals and components, since 2000. From January 2000 to April 2000, he served as Flowserve's Chairman. Mr. Rethore had previously served as its Chairman, President and Chief Executive Officer. In 2008, Mr. Rethore was honored by the Outstanding Directors Exchange as an Outstanding Director of the Year, and in 2012, he was designated a Board Leadership Fellow by the National Association of Corporate Directors. He earned a Bachelor of Arts degree in Economics (Honors) from Yale University and a Master of Business Administration degree from the Wharton School of the University of Pennsylvania, where he was a Joseph P. Wharton Scholar and Fellow.

The Board considered Mr. Rethore's more than 30 years of experience at senior executive level positions with public manufacturing companies and his service on the boards of other public companies. His extensive management experience makes him a valuable contributor to the Board on matters involving business strategy, capital allocation and merger and acquisition opportunities.



Lydia W. Thomas

Age: 71
Director since: 2008
Board committees: Governance, EHS (Chair)
Other public company boards: Cabot Corporation, Washington Mutual Investors Fund

Dr. Thomas served as President and Chief Executive Officer of Noblis, Inc., a public interest scientific research, technology and strategy company, from 1996 to 2007. She was previously with The MITRE Corporation, Center for Environment, Resources and Space, serving as Senior Vice President and General Manager from 1992 to 1996, Vice President from 1989 to 1992 and Technical Director from 1982 to 1989. In 2013, she was honored by the Outstanding Directors Exchange as an Outstanding Director of the Year. Dr. Thomas earned a Bachelor of Science degree in zoology from Howard University, a Master of Science degree in microbiology from American University and a Doctor of Philosophy degree in cytology from Howard University.

The Board considered Dr. Thomas' extensive experience at senior executive level positions and particular expertise related to information technology and environmental, health and safety matters.



Michael T. Tokarz

Age: 66
Director since: 2006
Board committees: Compensation (Chair), Executive
Other public company boards: CNO Financial Group, Inc., MVC Capital, Inc. (Chairman), Walter Energy, Inc. (Chairman), Walter Investment Management Corp.
Other public company boards within the last five years: Dakota Growers Pasta Company, IDEX Corporation

Mr. Tokarz has served as Chairman of Walter Energy since 2006. Since 2002, he has served as a member of the Tokarz Group, LLC, an investment company. From 1996 until 2002, Mr. Tokarz served as a member of the limited liability company that serves as the general partner of Kohlberg Kravis Roberts & Co. L.P., a private equity company. In 2007, he was honored by the Outstanding Directors Exchange as an Outstanding Director of the Year. He earned a Bachelor of Arts degree in economics with high distinction and a Master of Business Administration degree in finance from the University of Illinois.

The Board considered Mr. Tokarz's knowledge and experience in banking and finance, his entrepreneurial and business leadership skills, his more than 20 years of board experience with publicly traded companies and his corporate governance training.

Set forth below is a chart that highlights the skills, qualifications and characteristics of the director nominees.

	Franklin	Hansen	Hyland	Kolb	Leonard	O'Brien	Rethore	Thomas	Tokarz
Governance		✓	✓	✓	✓	✓	✓	✓	✓
Financial	✓	✓	✓	✓	✓	✓	✓	✓	✓
Management	✓	✓	✓	✓	✓	✓	✓	✓	✓
Government and Regulatory Affairs	✓		✓		✓	✓	✓	✓	✓
International Business		✓	✓	✓	✓	✓	✓	✓	✓
Marketing	✓	✓			✓	✓			
Mergers and Acquisitions		✓	✓	✓	✓	✓	✓	✓	✓
Multiple-Part Manufacturing		✓			✓		✓		✓
Offshore Sourcing					✓		✓		
Strategic Planning	✓	✓	✓	✓	✓	✓	✓	✓	✓

A plurality of the votes cast in respect of the shares of Common Stock present in person or represented by proxy at the Annual Meeting and entitled to vote shall be required to elect these nominees (or a substitute nominee as designated by the Board) to serve as directors.

The Board recommends a vote FOR each nominee for director.

PROPOSAL TWO:

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

We provide our stockholders with the annual opportunity to cast an advisory vote on the compensation of our named executive officers. The vote on this proposal represents an additional means by which we obtain feedback from our stockholders about executive compensation. Our Compensation and Human Resources Committee (the "Compensation Committee") sets executive compensation, which is designed to link pay with performance while enabling us to competitively attract, motivate and retain key executives.

The overall objective of our executive compensation program is to encourage and reward the creation of sustainable, long-term stockholder value. To meet this objective, the Compensation Committee has designed compensation plans for our executive officers that target total compensation at the 50th percentile of our customized peer group. A significant portion of our executives' overall compensation is structured as incentive compensation. For fiscal 2015, incentive compensation represented approximately 76% of our CEO's total target compensation, and an average of 67% of the total target compensation of the other named executive officers. We believe an emphasis on both short-term and long-term incentive compensation aligns executives' and stockholders' interests.

We encourage our stockholders to read the Compensation Discussion and Analysis section of this Proxy Statement, which discusses how our compensation policies and procedures implement our compensation philosophy. The Board and the Compensation Committee believe these policies and procedures are strongly aligned with the long-term interests of our stockholders and are effective in implementing our compensation philosophy and in achieving our strategic goals.

Accordingly, we ask for stockholder approval of the following resolution:

> RESOLVED, that the stockholders approve, on an advisory basis, the compensation paid to the named executive officers of Mueller Water Products, Inc., as disclosed in the Compensation Discussion and Analysis, the accompanying compensation tables and the related narrative disclosure in the Company's proxy statement for the 2016 annual meeting of stockholders.

This vote is advisory and therefore not binding on us, the Board or the Compensation Committee. At last year's annual meeting of stockholders, approximately 98% of votes cast were in support of the compensation of our named executive officers. The Board and the Compensation Committee value the opinions of our stockholders. The Compensation Committee will consider the result of this year's vote, as well as other communications from stockholders relating to our compensation practices, and take them into account in future determinations concerning our executive compensation program. See "Compensation Discussion and Analysis — Performance and Compensation Highlights".

The Board recommends a vote FOR Proposal Two.

PROPOSAL THREE:

AMENDMENT OF 2010 MANAGEMENT INCENTIVE PLAN

AND RE-APPROVAL OF PERFORMANCE GOALS UNDER THE PLAN

The Mueller Water Products, Inc. 2010 Management Incentive Plan (the ''MIP'') was originally adopted by the Compensation Committee on December 1, 2009 and approved by our stockholders on January 28, 2010. On December 1, 2015, the Board approved the Mueller Water Products, Inc. Amended and Restated 2010 Management Incentive Plan (the ''Amended MIP''), subject to approval by our stockholders at the Annual Meeting, which contains certain amendments to the MIP as described below. We are also asking our stockholders to approve the Amended MIP so certain compensation paid under the Amended MIP will be "performance-based" within the requirements of Section 162(m) of the Internal Revenue Code of 1986 (the "Code"), thereby allowing us to maximize our deductions in the determination of taxable income.

Background

Pursuant to Section 162(m) of the Code, we may not deduct compensation of more than $1 million that is paid to certain "covered employees" (i.e., any individual who, on the last day of the taxable year, is either our principal executive officer or an employee whose total compensation for the tax year is required to be reported to stockholders because they are among the three highest compensated officers for the tax year, other than the principal executive officer or principal financial officer). The limitation on deductions does not apply, however, to qualified "performance-based compensation." The Amended MIP is designed such that awards under the Amended MIP may constitute qualified performance-based compensation and, as such, be exempt from the $1 million limitation on deductible compensation.

One of the requirements of the qualified performance-based compensation exception under Section 162(m) is that the material terms of the performance goals under which compensation may be paid must be disclosed to and approved by stockholders at least once every five years. The material terms of the MIP were last approved by our stockholders on January 28, 2010. For purposes of Section 162(m), the material terms include (i) the individuals eligible to receive compensation, (ii) a description of the business criteria on which the performance goal is based, and (iii) the maximum amount of compensation that can be paid to an individual under the performance goal. Each of these aspects of the Amended MIP is described below, and stockholder approval of this proposal is intended to constitute re-approval of each of these aspects of the Amended MIP for purposes of the stockholder approval requirements of Section 162(m).

If approved by stockholders, the Amended MIP would apply to awards granted for fiscal 2016, as well as to future awards. If stockholders do not re-approve the material terms of the Amended MIP, the awards granted to any covered employees thereunder may not be fully deductible for tax purposes pursuant to Section 162(m), and our covered employees may not receive the compensation we intended to provide them. In addition, the deductibility of awards granted to our covered employees in the future may potentially be limited. This means we may be limited in our ability to grant awards that satisfy our compensation objectives and that are deductible, although we retain the ability to evaluate the performance of our covered employees and to pay appropriate compensation even if some of it may be non-deductible under Section 162(m).

The MIP is integral to our compensation strategies and programs. The Board believes the MIP provides the flexibility we need to keep pace with our competitors and effectively recruit, motivate and retain the caliber of employees and directors essential for meeting our business objectives.

Summary of the Amendments to the MIP Contained in the Amended MIP

The terms of the Amended MIP, including the performance measures established thereunder, are substantially the same as those of the MIP. Certain technical changes were made to the MIP in order to make certain provisions of the Amended MIP consistent with corresponding provisions of the Mueller Water Products, Inc. 2006 Stock Incentive Plan, including the following:

- The list of performance measures under the Amended MIP has been made co-extensive with the performance measures used in the Mueller Water Products, Inc. 2006 Stock Incentive Plan; and

- The definition of "change of control" under the Amended MIP has been revised to make it consistent with the definition included in the Mueller Water Products, Inc. 2006 Stock Incentive Plan.

Summary of the Amended MIP

The key terms of the Amended MIP, as proposed, are summarized below. This summary is qualified in its entirety by references to the full text of the Amended MIP. See Exhibit B.

Administration and Eligibility

The Amended MIP is administered by the Compensation Committee (which is made up entirely of independent directors) or, with respect to certain employees, the Chief Executive Officer or his designee (in either case, the "Administrator"). The Administrator determines who is eligible to participate in the Amended MIP, prescribes the terms and conditions of all awards, and construes and interprets the terms of the Amended MIP. Determinations of the Administrator are final, binding, and conclusive.

Performance Measures

The Amended MIP requires the Administrator to establish performance goals for each participant at the beginning of each performance period. Performance goals will be selected from the list of possible performance measures contained in the Amended MIP. Performance goals may be based on a combination of individual performance objectives and business objectives, and may relate, in whole or in part, to the performance of a segment, subsidiary or division rather than to Company as a whole.

Any one or more of the following performance measures may be used by the Administrator as a goal for a bonus award, based on the relative or absolute attainment of specified levels of one or any combination of the performance measures: net sales or growth in net sales; earnings, as determined by GAAP or before or after discontinued operations, or before interest, taxes, and depreciation and/or amortization; earnings per share (including diluted earnings per share) or book value per share; income (including gross, net or pre-tax income); operating income before or after discontinued operations and/or taxes, cash flow (including free cash flow) or cash position; gross or operating margin; stock price appreciation; market share; return (before or after taking into account taxation or tax rates) on sales, assets, equity, investment or invested capital; cost reductions or expense management; improvement of financial ratings or capital structure; working capital or working capital relative to some other measure (e.g., as a percent of net sales or return on net assets); days of working capital; profitability of an identifiable business unit or product; total stockholder return; funds from operations; and consummation of acquisitions or sales of certain Company assets, subsidiaries or other businesses.

The selected levels may be absolute in their terms or measured against or in relationship to other companies comparably, similarly or otherwise situated. The Administrator will establish target, threshold and maximum objectives for each performance goal.

At the time the performance goal is established, the Administrator will determine how the performance measure will be calculated. Unless otherwise determined by the Administrator, the following items will be excluded from the calculations: events of an "unusual nature" and/or that indicate "infrequency of occurrence", each as defined in FASB Accounting Standards Update 2015-01, and appearing in our financial statements or notes thereto in our annual report on Form 10-K, and/or in management's discussion and analysis of financial performance appearing in such annual report; gains or losses on dispositions or the effect of discontinued operations, or mergers or acquisitions; the cumulative effects of changes in accounting principles or changes in laws or regulations affecting GAAP results (including tax laws and regulations); the writedown of assets; charges for reorganization and restructuring; material litigation, claims, judgments or settlements; and cash pension funding in excess of predetermined levels.

Awards

The Amended MIP requires the Administrator to assign a target bonus to each participant, and the relative percentage weight to be assigned to the achievement of specific performance goals. If a participant achieves the target assigned to a particular goal, such participant will receive the bonus award assigned to such performance goal. If a participant achieves less than the threshold level assigned to a particular goal, such participant will not receive any bonus with respect to such performance goal. For performance between the threshold level and target, the participant will receive a bonus that is proportionately graded. In the event a participant achieves more than the target assigned to a particular goal, the participant may receive up to twice the percentage weight allocated to such performance goal on a proportionately graded basis. In no event may a maximum bonus amount that a participant may be awarded for a fiscal year exceed $4 million. The Administrator may reduce, but may not increase, the maximum award for any participant under the Amended MIP. The Administrator will approve the amounts of all final incentive awards.

Plan Benefits

All future awards to directors, executive officers and employees will be made at the discretion of the Compensation Committee. Therefore, we cannot determine future benefits for any other awards under the Amended MIP at this time. The table below shows amounts earned under the MIP based on fiscal 2015 performance. Annual cash bonuses earned by our NEOs in fiscal 2015 ranged from 9% to 63% of target because Company and segment performance on certain financial measures selected by the Compensation Committee was below targeted levels. See "Compensation Discussion and Analysis — Compensation Elements — Annual Cash Incentive Awards" and "Executive Compensation — Summary Compensation Table" for more information.

Based on performance in fiscal 2015 against these financial measures and individual performance goals, the actual cash bonuses for executive officers and other groups were:

Name and Position	2015 Amount Earned ($)
Gregory E. Hyland, *Chairman, President and Chief Executive Officer*	280,485
Evan L. Hart, *Senior Vice President and Chief Financial Officer*	96,560
Keith L. Belknap, *Senior Vice President, General Counsel and Chief Compliance Officer; President of Mueller Technologies companies*	89,218
Gregory S. Rogowski, *President, Mueller Co.*	196,283
Thomas E. Fish, *President, Anvil International*	27,266
Executive Officer Group[1]	900,589
Non-Employee Directors Group	-
Non-Executive Officer Employee Group	4,435,700

(1) Includes Messrs. Hyland, Hart, Belknap, Rogowski and Fish, and other executive officers.

Approval by Stockholders

In order to be effective, the Amended MIP must be approved by the affirmative vote of a majority of votes cast.

The Board recommends a vote FOR Proposal Three.

PROPOSAL FOUR:

AMENDMENT OF 2006 EMPLOYEE STOCK PURCHASE PLAN

The Mueller Water Products, Inc. 2006 Employee Stock Purchase Plan (as amended, the "ESPP") was originally adopted in 2006. On December 2, 2015, the Board approved the Mueller Water Products, Inc. Amended and Restated 2006 Employee Stock Purchase Plan (the "Amended ESPP"), subject to approval by our stockholders at the Annual Meeting, which contains certain amendments to the ESPP as described below. We are asking our stockholders to approve the Amended ESPP in order to extend the term of the ESPP and to increase the number of shares authorized for issuance under the ESPP so that we may continue to provide eligible employees with the opportunity to acquire Company stock in a manner consistent with the best interests of our stockholders.

Background

Stock purchase plans offer eligible employees the opportunity to acquire stock through periodic payroll deductions that are applied toward the purchase of stock at a discount from the current market price. The ESPP is currently scheduled to terminate on May 24, 2016. Among other changes, the Amended ESPP extends the termination of the ESPP by ten years from May 24, 2016 to May 24, 2026. The Board believes extending the term of the ESPP is in the best interests of our stockholders, as it encourages broad-based employee stock ownership, enables us to attract, motivate and retain the best employees with a market-competitive benefit, and does so at a reasonable cost to stockholders.

The Amended ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code and provides our employees with an opportunity to purchase shares of Common Stock through payroll deductions. The purchase price is equal to 85% of the lesser of the closing price of Common Stock on the first trading day of the offering period or the closing price of Common Stock on the last trading day of the offering period. The offering period is three months long. Shares purchased under the Amended ESPP will have the same voting, dividend and other rights as all other shares of our Common Stock.

Total shares authorized to date	4,000,000
Total shares issued through January 12, 2016	2,649,771
Total shares issued to employees, other than executives, through January 12, 2016	2,515,711
Total shares issued to executives, other than employees, through January 12, 2016	134,060
Total shares available to date	1,350,229
Additional shares requested under this amendment	1,800,000
Total shares authorized if this amendment is approved	5,800,000
Total shares available if this amendment is approved	3,150,229

Since the inception of the ESPP, 95% of Common Stock purchased under the ESPP has been purchased by employees who are not executive officers. Of our NEOs, Messrs. Hart, Belknap and Rogowski have purchased 21,329 shares, 9,371 shares and 7,667 shares, respectively. During fiscal 2015, Messrs. Hart and Belknap were the only NEOs to participate in the ESPP.

Summary of the Amendments to the ESPP in the Amended ESPP

The terms of the Amended ESPP are substantially the same as those of the ESPP. Changes were made to the ESPP which, if approved by our stockholders, would:

- Extend the term of the ESPP by ten years from May 24, 2016 to May 24, 2026; and
- Increase the number of shares of Common Stock available for purchase under the ESPP by 1,800,000.

Summary of the Amended ESPP

The key terms of the Amended ESPP, as proposed, are summarized below. This summary is qualified in its entirety by references to the full text of the Amended ESPP. See Exhibit C.

Purchase of Stock

Employees may enroll under the Amended ESPP by completing a payroll deduction form permitting the deduction from their compensation (base cash and commissions earned) of at least 1%, but not more than 10%, of their compensation. The Amended ESPP designates offering periods and purchase dates. Offering periods are generally consecutive three-month periods, commencing on or about each January 2, April 2, July 2 and October 2 and ending on or about each April 1, July 1, October 1 and January 1, respectively. On the first trading day of each offering period (the "offering date"), each participant is granted an option to purchase on the last trading day of that offering period (the "purchase date") such number of shares of Common Stock as is determined by dividing the total amount that has been withheld from the employee's compensation under the Amended ESPP during that offering period by the applicable purchase price. The applicable purchase price is 85% of the lesser of the NYSE-listed closing price of the shares on the offering date or the purchase date. The participant's option is automatically exercised on the purchase date. A participant may not purchase more than 1,000 shares in each offering period, and may not subscribe for more than $25,000 in fair market value of shares (determined at the time the option is granted) during any calendar year. The maximum number of shares all participants may purchase in the aggregate during each offering period is 100,000 shares.

Share Reserve

A maximum of 4,000,000 shares of Common Stock may be issued under the ESPP. As of January 12, 2016, 1,350,229 shares remained available for issuance under the ESPP. Absent stockholder approval of the increased share limit, once these remaining shares are issued, we would be required to terminate the ESPP and refund any remaining employee contributions to employees. However, if stockholders approve this proposal, the share limit will be increased by 1,800,000 to 5,800,000. This share limit is subject to customary adjustments in the case of stock splits, reorganizations, mergers and other similar unusual or extraordinary corporate events.

Eligibility and Participation

Generally, all of our employees whose customary employment is for at least 20 hours per week and more than five months in a calendar year are eligible to participate in the Amended ESPP, except for employees who own shares possessing 5% or more of the total combined voting power or value of our Common Stock. Eligible employees may, but are not required to, participate in any offering period. Eligible employees may participate in the Amended ESPP by electing to participate in a given offering period pursuant to procedures set forth by the plan administrator. Participation in the Amended ESPP continues until the participant makes a new election, or withdraws from an offering period or the Amended ESPP.

Administration, Amendment and Termination

The Compensation Committee, which is made up entirely of independent directors, administers the Amended ESPP. The Compensation Committee, as plan administrator, may make rules and regulations for the administration of the Amended ESPP and its interpretations and decisions with regard to the Amended ESPP are final and binding on all parties. The Board may, at any time and for any reason, terminate, suspend or amend the Amended ESPP; provided, however, that, subject to the Board's power to terminate or suspend the Amended ESPP and/or an on-going offering period, no such actions will be made to an option which, without a participant's consent, would impair any of such participant's rights and obligations under that option. To the extent necessary to comply with the requirements of Section 423 of the Code, we will obtain stockholder approval of any amendment, alteration or discontinuation of the Amended ESPP. The ESPP is scheduled to terminate on May 24, 2016. However, if stockholders approve this proposal, the termination date will be extended by ten years to May 24, 2026. As a result, if stockholders approve the proposed amendment (unless previously terminated by the Board), no new offering periods will commence on or after May 24, 2026, or, if earlier, when no shares remain available for options under the Amended ESPP.

Federal Income Tax Consequences

The Amended ESPP is intended to satisfy the requirements of Section 423 of the Code. The following is a general summary of the federal income tax consequences, assuming the Amended ESPP satisfies these requirements. Amounts deducted from an employee's pay to purchase shares under the Amended ESPP are generally included in taxable income for the calendar year in which they were deducted. The purchase of shares at a discount does not result in any taxable income to the employee at that time. If the shares are sold or otherwise disposed of more than two years from the first day of the offering period (the "grant date"), the employee generally will recognize ordinary income at that time equal to the lesser of (i) the excess of the fair market value of such shares on the date of disposition over the employee's purchase price or (ii) the excess of the fair market value of such shares on the offering date over the employee's purchase price. If the employee disposes of shares within two years of the grant date, the employee generally will recognize ordinary income at that time in an amount equal to the excess of the fair market value of such shares on the date of purchase over the employee's purchase price. In either case, the employee's tax basis will be increased by the amount of ordinary income reportable by the employee, and any additional gain or loss on such disposition will be treated as long-term or short-term capital gain or loss, depending on the holding period. We are not entitled to a federal income tax deduction unless the employee disposes of the shares within two years of the grant date. Any such deduction will be equal to the amount of the employee's ordinary income on the disposition.

Plan Benefits

The benefits that will be awarded under the Amended ESPP are not currently determinable. Awards granted under the Amended ESPP are subject to the elections of the participants. As of January 12, 2016, the closing price of our Common Stock was $8.13.

Approval by Stockholders

In order to be effective, the Amended ESPP must be approved by the affirmative vote of a majority of votes cast.

The Board recommends a vote FOR Proposal Four.

PROPOSAL FIVE:

AMENDMENT OF 2006 STOCK INCENTIVE PLAN

AND RE-APPROVAL OF PERFORMANCE GOALS UNDER THE PLAN

The Mueller Water Products, Inc. 2006 Stock Incentive Plan (as amended, the "Stock Plan") was originally adopted by the Board on May 24, 2006 and last approved by our stockholders on January 25, 2012 when the Stock Plan was last amended and restated. On December 2, 2015, the Board approved the Mueller Water Products, Inc. Second Amended and Restated 2006 Stock Incentive Plan (the "Amended Stock Plan"), subject to approval by our stockholders at the Annual Meeting, which contains certain amendments to the Stock Plan as described below. We are also asking our stockholders to approve the Amended Stock Plan so certain compensation paid under the Amended Stock Plan will be "performance-based" within the requirements of Section 162(m) of the Code, thereby allowing us to maximize our deductions in the determination of taxable income.

This proposal does not seek to increase the shares available for issuance under the Amended Stock Plan.

Background

Pursuant to Section 162(m) of the Code, we may not deduct compensation of more than $1 million that is paid to certain "covered employees" (i.e., any individual who, on the last day of the taxable year, is either our principal executive officer or an employee whose total compensation for the tax year is required to be reported to stockholders because they are among the three highest compensated officers for the tax year, other than the principal executive officer or principal financial officer). The limitation on deductions does not apply, however, to qualified "performance-based compensation." The Amended Stock Plan is designed such that awards under the Amended Stock Plan may constitute qualified performance-based compensation and, as such, be exempt from the $1 million limitation on deductible compensation.

One of the requirements of the qualified performance-based compensation exception under Section 162(m) is that the material terms of the performance goals under which compensation may be paid must be disclosed to and approved by stockholders at least once every five years. The material terms of the Stock Plan were last approved by our stockholders on January 25, 2012. For purposes of Section 162(m), the material terms include (i) the individuals eligible to receive compensation, (ii) a description of the business criteria on which the performance goal is based, and (iii) the maximum amount of compensation that can be paid to an individual under the performance goal. Each of these aspects of the Amended Stock Plan is described below, and stockholder approval of this proposal is intended to constitute re-approval of each of these aspects of the Amended Stock Plan for purposes of the stockholder approval requirements of Section 162(m).

If approved by our stockholders, the Amended Stock Plan will become effective beginning May 24, 2016 following the expiration of the Stock Plan on May 23, 2016. If stockholders do not re-approve the material terms of the Amended Stock Plan, the awards granted to any covered employees thereunder may not be fully deductible for tax purposes pursuant to Section 162(m), and our covered employees may not receive the compensation we intended to provide them. In addition, the deductibility of awards granted to our covered employees in the future may potentially be limited. This means we may be limited in our ability to grant awards that satisfy our compensation objectives and that are deductible, although we retain the ability to evaluate the performance of our covered employees and to pay appropriate compensation even if some of it may be non-deductible under Section 162(m).

The Stock Plan is integral to our compensation strategies and programs. The Board believes the Stock Plan provides the flexibility we need to keep pace with our competitors and effectively recruit, motivate and retain the caliber of employees and directors essential for meeting our business objectives.

Summary of the Amendments to the Stock Plan Contained in the Amended Stock Plan

The key terms of the Amended Stock Plan, including the performance measures established thereunder, are substantially the same as those of the Stock Plan. Certain technical changes were made to the Stock Plan, including the following:

- The term of the Stock Plan has been extended by ten years from May 23, 2016 to May 23, 2026;
- The amount of options, restricted stock units, restricted stock bonus, stock appreciation rights, performance awards and other stock-based awards (collectively, "stock awards") that any non-employee director is eligible to receive during any fiscal year has been limited; and
- The events that will constitute a "change in control" in instances where an excise tax under Section 409A of the Code would be imposed have been revised.

16

Summary of the Amended Stock Plan

The key terms of the Amended Stock Plan, as proposed, are summarized below. This summary is qualified in its entirety by references to the full text of the Amended Stock Plan. See Exhibit D.

Shares Available for Issuance

20,500,000 shares were originally reserved for issuance under the Stock Plan. As of September 30, 2015, 7,271,214 shares remain available for future grant under the Stock Plan, representing 4.53% of the outstanding Common Stock and 4.53% of the total outstanding voting power.

As of September 30, 2015, there were outstanding under the Stock Plan an aggregate of 3,992,666 options to purchase Common Stock with a weighted average exercise price of $6.54 and a weighted average remaining term of 4.2 years, as well as 2,154,617 restricted stock units.

Upon expiration of the Stock Plan, all shares that have not been issued pursuant to awards under the Stock Plan will become available for issuance under the Amended Stock Plan. As noted above, this proposal does not seek to increase the shares available for issuance under the Amended Stock Plan. If any stock award granted under the Stock Plan or Amended Stock Plan expires or is canceled or otherwise terminated, without having been exercised or redeemed in full, or if any stock award is reacquired or repurchased by us prior to vesting, the shares covered by such stock awards would again be available for use under the Amended Stock Plan. Shares withheld to pay taxes on a stock award and shares withheld or tendered as consideration for the purchase price of a stock award may revert or be added back to the share reserve and become available for issuance under the Amended Stock Plan.

Administration and Eligibility

The Compensation Committee, which is made up entirely of independent directors, administers the Amended Stock Plan. The Compensation Committee determines who among those eligible to participate in the Amended Stock Plan will be granted stock awards, determines the types of awards to be granted, prescribes the terms and conditions of all awards, and construes and interprets the terms of the Amended Stock Plan. Determinations of the Compensation Committee are final, binding and conclusive.

As of September 30, 2015, there were nine non-employee directors, nine executive officers and approximately 60 employees other than executive officers who held awards under the Stock Plan.

Award Limits

In any one fiscal year: (i) no participant may be granted stock awards in respect of more than 1,000,000 shares or with a value in excess of $5 million, provided that in connection with an employee's initial service an employee may be granted stock awards in respect of an additional 300,000 shares or with a value in excess of $5 million that do not count against the limits set forth above; and (ii) no non-employee director may be granted stock awards in respect of more than 20,000 shares or with a value in excess of $200,000. These award limits are subject to the adjustment provisions discussed below.

Types of Awards

Stock Options. The Compensation Committee is authorized to grant two types of stock options to participants: nonqualified stock options or incentive stock options. The exercise price of any stock option must be equal to or greater than the fair market value of a share of Common Stock on the date the stock option is granted. The term of a stock option cannot exceed 10 years. The amendment prohibits the Compensation Committee from issuing dividend equivalent rights in connection with stock options.

Subject to the terms of the Amended Stock Plan, the option's terms and conditions, which are determined by the Compensation Committee and set forth in an award agreement, may include but are not limited to, exercise price, vesting, treatment of the award upon termination of employment and expiration of the option.

Payment for shares purchased upon exercise of an option must be made in full at the time of purchase. The exercise price may be paid: (A) in cash or by check; or (B) at the discretion of the Compensation Committee, (i) in shares of Common Stock, subject to any requirements imposed by the Compensation Committee; (ii) pursuant to a "same day sale" program that results in either the receipt of cash or check by us or the receipt of irrevocable instructions to pay the aggregate exercise price to us from the sales proceeds; (iii) by any other form of consideration permitted by law but excluding a promissory note or other form of deferred payment; or (iv) by a combination of the foregoing.

Stock Appreciation Rights ("SARs"). The Compensation Committee is authorized to grant two types of SARs to participants: stand-alone SARs and stapled SARs. The terms and conditions of the SAR would be set forth in an award agreement. SARs may be exercised at such times and be subject to such other terms, conditions, and provisions as the Compensation Committee may impose. The Compensation Committee may not issue dividend equivalent rights in connection with SARs.

Stand-Alone SARs. Stand-alone SARs cover a specified number of shares of Common Stock and are redeemable upon such terms and conditions as the Compensation Committee may establish. Upon redemption, the holder is entitled to receive a distribution from us in an amount equal to the excess of the aggregate fair market value of the shares of Common Stock underlying the redeemed right over the aggregate base price in effect for those shares. The number of shares of Common Stock underlying each stand-alone SAR and the base price in effect for those shares is determined by the Compensation Committee but the base price must be equal to or greater than the fair market value of a share of Common Stock on the date of grant. The distribution with respect to any redeemed stand-alone SAR may be made in shares of Common Stock, in cash or partly in shares and partly in cash, as determined by the Compensation Committee.

Stapled SARs. Stapled SARs may only be granted concurrently with an option to acquire the same number of shares of Common Stock as the number of such shares underlying the stapled SARs. Stapled SARs are redeemable upon such terms and conditions as the Compensation Committee may establish and grant a holder the right to elect among (A) the exercise of the concurrently granted option for shares of Common Stock, at which time the number of shares of Common Stock subject to the stapled SAR would be reduced by an equivalent number, (B) the redemption of the stapled SARs in exchange for a distribution from us in an amount equal to the excess of the aggregate fair market value of the number of vested shares of Common Stock underlying the redeemed right over the aggregate base price in effect for those shares, or (C) a combination of both (A) and (B). The distribution with respect to any redeemed stapled SAR may be made in shares of Common Stock, in cash, or partly in shares and partly in cash, as determined by the Compensation Committee.

Other Stock-Based Awards. The Compensation Committee may grant an award of a restricted stock bonus, restricted stock purchase right, phantom stock unit, restricted stock unit, performance share bonus, performance share unit or other stock-based award that is valued in whole or in part by reference to the fair market value of the Common Stock. Each stock-based award will be subject to an award agreement that shall contain such terms and conditions as the Compensation Committee shall deem appropriate. Stock-based awards may be transferable by the holder only upon the terms and conditions set forth in the applicable award agreement.

A restricted stock bonus grants to a participant the right to receive restricted stock without any requirement for payment. A restricted stock purchase right grants to a participant a right to purchase a specified number of shares of Common Stock at a price determined by the Compensation Committee. A phantom stock unit award grants the right to receive the value of one share of Common Stock, under conditions specified by the Compensation Committee, in cash or shares. A restricted stock unit award grants to a participant the right to the value of one share of Common Stock upon vesting, in cash or shares. A performance share bonus grants shares of Common Stock, without any requirement for payment by the participant, under conditions specified by the Compensation Committee. A performance share unit grants the right to receive the value of one share of Common Stock upon vesting. All of these other stock-based awards are subject to such additional terms and conditions as the Compensation Committee determines is appropriate. To the extent dividend equivalent rights are issued with respect to a stock-based award that is subject to performance conditions, those rights will be subject to the same performance conditions as the underlying award, so dividend equivalent rights will not be paid on unearned awards.

Non-Discretionary Awards for Non-Employee Directors. The Amended Stock Plan provides for annual grants to each director, who is not also an employee, at the time of his or her re-election to the Board if he or she has served as a director for a period of at least six months on the relevant grant date. The Amended Stock Plan also provides that, on the first day following the date that a director (who is not also an employee) commences service on the Board, an initial grant of a stock award shall automatically be made to the director. The Compensation Committee determines the types of award and the number of shares subject to the annual and initial grants in its sole discretion. All unvested director grants become fully vested upon the director's retirement. The terms and conditions of any award would be set forth in an award agreement.

Performance Measures

Under the Amended Stock Plan, any performance goals applicable to awards intended to qualify as "performance-based compensation" under Section 162(m) will be based on one or more of the following criteria: consolidated earnings before or after taxes (including earnings before one or more of the following: interest, taxes, depreciation and amortization); net income; operating income; earnings per share; book value per share; return on stockholders' equity; expense management; return on investment; improvements in capital structure; profitability of an identifiable business unit or product; maintenance or improvement of profit margins; stock price; market share; revenues or sales; costs and/or cost reductions or savings; cash flow; working capital; return on invested capital or assets; consummations of acquisitions or sales of certain Company assets, subsidiaries or other businesses; funds from operations and pre-tax income. Any such performance goals must be objective and approved by the Compensation Committee in a manner consistent with Section 162(m). The foregoing criteria may relate to the Company, one or more of its subsidiaries, or one or more of its divisions or units, or a combination of the foregoing, and may be applied on an absolute basis or be relative to one or more peer group company or indices, all as the Compensation Committee shall determine. In addition, to the degree consistent with Section 162(m) of the Code (or any successor section thereto) and/or Section 409A of the Code, the performance goals may be calculated without regard to unusual and/or infrequently occurring items.

Vesting

If the vesting of an award under the Amended Stock Plan is based solely on the participant's continuous service with us, the award will not fully vest in less than three years and if the vesting of the award is based on the achievement of performance criteria, the award will not fully vest in less than one year. Vesting may be accelerated due to a participant's "retirement" which is defined as a voluntary termination of service at a time the sum of the participant's age and years of service equals or exceeds 70, provided that the participant has reached at least 60 years of age.

Acceleration

The Compensation Committee has the power to accelerate exercisability and/or vesting of an award under the Amended Stock Plan only in the case of death, disability, retirement or change of control (as defined in the Amended Stock Plan).

De Minimis Cap

Notwithstanding any other provision of the Amended Stock Plan, the Compensation Committee may grant awards that do not conform to the requirements of the Amended Stock Plan so long as such awards issued after the date of approval of the Amended Stock Plan by the stockholders do not exceed 5% of the shares authorized for issuance under the Amended Stock Plan.

Amendment of the Amended Stock Plan

The Compensation Committee has the right to amend the Amended Stock Plan and award agreements, except it generally may not do so in a manner that would materially impair the rights of the holder of an award without the holder's consent. In addition, the Compensation Committee may not amend the Amended Stock Plan absent stockholder approval to the extent such approval is required by applicable law, regulation or stock exchange requirement.

Termination of the Amended Stock Plan

The Stock Plan is scheduled to terminate on May 23, 2016 unless earlier terminated by the Board. Termination cannot, however, materially impair the rights of the holder of an award outstanding at the time of the termination in the absence of the holder's consent. If stockholders approve this proposal, and unless previously terminated by the Board, the Amended Stock Plan will terminate on May 23, 2026.

Repricing of Options or SARs

Unless our stockholders approve such adjustment, the Compensation Committee does not have authority to make any adjustments to options, SARs or restricted stock purchase rights that would reduce or would have the effect of reducing the exercise price of an option or SAR previously granted under the Amended Stock Plan.

Adjustments

In the event of a reclassification, recapitalization, merger, consolidation, reorganization, spin-off, split-up, stock dividend, stock split or reverse stock split, or similar transaction or other change in corporate structure affecting Common Stock, adjustments and other substitutions will be made to the Amended Stock Plan, including adjustments in the maximum number of shares subject to the Amended Stock Plan and other numerical limitations. Adjustments will also be made to awards under the Amended Stock Plan as the Compensation Committee in its discretion deems equitable.

Clawback Policy

If a participant's service with the Company is terminated for "cause", the Company may seek to recover all or a portion of any stock award, including any shares of common stock then held by the participant as well as any gain recognized by the participant upon any sale of any shares issued pursuant to such stock award. In no event will the amount to be recovered by the Company be less than any amount required to be repaid or recovered as a matter of law.

Change in Control

If there is a "change of control" of the Company and the surviving entity or acquiring entity refuses to assume or continue outstanding stock awards or to substitute similar stock awards, then the Board has the discretion to: (1) provide for a cash payment in exchange for the cancellation of a stock award; (2) continue the stock awards upon such terms as its determines; (3) provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected stock awards; or (4) require participants to exercise or redeem stock awards at or prior to the change of control transaction.

Federal Income Tax Consequences

We have been advised by counsel that participants' federal income tax consequences as they relate to awards are as follows:

Incentive Stock Options (ISOs). An optionee does not generally recognize taxable income upon the grant or upon the exercise of an ISO. Upon the sale of ISO shares, the optionee recognizes income in an amount equal to the excess, if any, of the fair market value of those shares on the date of sale over the exercise price of the ISO shares. The income is taxed at the long-term capital gains rate if the optionee has not disposed of the stock within two years after the date of the grant of the ISO and has held the shares for at least one year after the date of exercise, and we are not entitled to a federal income tax deduction. The holding period requirements are waived when an optionee dies.

The exercise of an ISO may in some cases trigger liability for the alternative minimum tax. If an optionee sells ISO shares before having held them for at least one year after the date of exercise and two years after the date of grant, the optionee recognizes ordinary income to the extent of the lesser of: (A) the gain realized upon the sale; or (B) the difference between the exercise price and the fair market value of the shares on the date of exercise. Any additional gain is treated as long-term or short-term capital gain depending upon how long the optionee has held the ISO shares prior to disposition. In the year of any such disposition, we receive a federal income tax deduction in an amount equal to the ordinary income that the optionee recognizes, if any, as a result of the disposition.

Nonqualified Stock Options (NQOs). An optionee does not recognize taxable income upon the grant of an NQO. Upon the exercise of an NQO, the optionee recognizes ordinary income to the extent the fair market value of the shares received upon exercise of the NQO on the date of exercise exceeds the exercise price. We receive an income tax deduction in an amount equal to the ordinary income that the optionee recognizes upon the exercise of the NQO.

Restricted Stock. A participant who receives an award of restricted stock does not generally recognize taxable income at the time of the award. Instead, the participant recognizes ordinary income in the first taxable year in which his or her interest in the shares becomes either: (A) freely transferable; or (B) no longer subject to substantial risk of forfeiture. The amount of taxable income is equal to the fair market value of the shares less the cash, if any, paid for the shares.

A participant may elect to recognize income at the time of grant of restricted stock in an amount equal to the fair market value of the restricted stock (less any cash paid for the shares) on the date of the award. We receive a compensation expense deduction in an amount equal to the ordinary income recognized by the participant in the taxable year in which restrictions lapse (or in the taxable year of the award if, at that time, the participant had filed a timely election to accelerate recognition of income).

Other Awards. In the case of an exercise of an SAR or an award of restricted stock units, phantom stock units, a performance share bonus, performance share units, or other stock awards, the participant would generally recognize ordinary income in an amount equal to any cash received and the fair market value of any shares received on the date of payment or delivery. In that taxable year, we would receive a federal income tax deduction in an amount equal to the ordinary income that the participant has recognized.

Section 409A. Section 409A of the Code provides special tax rules applicable to programs that provide for a deferral of compensation. Failure to comply with those requirements will result in accelerated recognition of income for tax purposes along with an additional 20% penalty tax. While certain awards under the Amended Stock Plan could be subject to Section 409A, the Amended Stock Plan and award agreements have been drafted to comply with the requirements of Section 409A.

Plan Benefits

All future awards to directors, executive officers, and employees will be made at the discretion of the Compensation Committee. Therefore, we cannot determine future benefits for any other awards under the Amended Stock Plan at this time. The table below shows the grant date fair values of stock-based awards made under the Stock Plan for fiscal 2015. The aggregate grant date fair values of PRSU awards in fiscal 2013, 2014 and 2015 for the fiscal 2015 performance period assume target performance. Actual target performance for the fiscal 2015 performance period resulted in no awards of PRSUs for such period. See "Compensation Discussion and Analysis — Compensation Elements — Long-Term Equity-Based Compensation" and "Executive Compensation — Summary Compensation Table" for more information.

Name and Position	2015 Stock-Based Awards	
	Dollar Value[1]	Number of Shares / Units[2]
Gregory E. Hyland, *Chairman, President and Chief Executive Officer*	2,248,099	229,867
Evan L. Hart, *Senior Vice President and Chief Financial Officer*	652,443	66,712
Keith L. Belknap, *Senior Vice President, General Counsel and Chief Compliance Officer; President of Mueller Technologies companies*	703,181	76,272
Gregory S. Rogowski, *President, Mueller Co.*	631,719	64,593
Thomas E. Fish, *President, Anvil International*	1,398,128	142,958
Executive Officer Group[3]	6,450,386	663,921
Non-Employee Directors Group	980,874	137,736
Non-Executive Officer Employee Group	232,155	26,746

(1) The dollar amounts shown reflect the aggregate grant date fair values for RSU awards, PRSU awards and stock options awarded in fiscal 2013, 2014 and 2015 for the fiscal 2015 performance period, in each case calculated in accordance with ASC 718, Stock Compensation, excluding the effect of forfeitures.

(2) Represents RSUs and PRSU awards that could have been earned based on the achievement of performance goals in the 2015 performance period assuming target performance. For non-executive directors, also includes shares issuable pursuant to stock options.

(3) Includes Messrs. Hyland, Hart, Belknap, Rogowski and Fish, among other executive officers.

Approval by Stockholders

In order to be effective, the Amended Stock Plan must be approved by the affirmative vote of a majority of votes cast.

The Board recommends a vote FOR Proposal Five.

PROPOSAL SIX:

**RATIFICATION OF THE APPOINTMENT OF THE
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

The Audit Committee has authority to retain and terminate the services of our independent registered public accounting firm. The Audit Committee has appointed Ernst & Young LLP as the independent registered public accounting firm to audit our consolidated financial statements and internal control over financial reporting for the fiscal year ending September 30, 2016, subject to negotiation of definitive fee arrangements. Although stockholder ratification of Ernst & Young's appointment is not required, the Board believes submitting the appointment to our stockholders for ratification is a matter of good corporate governance. See below for a description of the fees Ernst & Young billed us for fiscal 2015 and fiscal 2014.

A representative of Ernst & Young is expected to be present at the Annual Meeting. The representative will have an opportunity to make a statement and will be available to respond to appropriate stockholder questions.

The Board recommends a vote FOR Proposal Six.

**FEES AND SERVICES OF THE INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**

The Audit Committee appointed Ernst & Young as the independent registered public accounting firm to audit our consolidated financial statements and internal control over financial reporting for fiscal 2015.

Audit Fees and Other Fees

The following table shows the approximate fees for audit and other services provided by Ernst & Young for fiscal years 2015 and 2014 (in millions).

	2015	2014
Audit fees[1]	$ 2.5	$ 2.6
Audit-related fees[2]	0.8	—
Tax fees	0.1	—
All other fees	—	—
Total fees	$ 3.4	$ 2.6

(1) Reflects fees for professional services performed by Ernst & Young for annual audits (including out-of-pocket expenses) and quarterly limited reviews of our consolidated financial statements.

(2) Reflects fees for professional services performed by Ernst & Young for audits of a subsidiary's financial statements for fiscal 2012 through fiscal 2015.

Pre-Approval of Services Performed by the Independent Registered Public Accounting Firm

The Audit Committee has adopted procedures for pre-approving all audit and non-audit services provided by the independent registered public accounting firm. For both types of pre-approval, the Audit Committee considers whether the services are consistent with the Securities and Exchange Commission's ("SEC") rules on auditor independence and whether the independent registered public accounting firm is able to provide the most effective service. Non-audit fees to be incurred by the independent registered public accounting firm for services permitted by the Sarbanes-Oxley Act of 2002 to be performed by such firm must be approved in advance by the Audit Committee Chairman (for individual projects in amounts up to $100,000) or the Audit Committee. The Audit Committee periodically monitors the services rendered and actual fees paid to the independent registered public accounting firm to ensure the services are within the parameters approved by the Audit Committee.

REPORT OF THE AUDIT COMMITTEE

Committee Composition and Skills

The Audit Committee is comprised of six independent directors meeting the requirements of applicable SEC and NYSE rules. The Board has determined all Audit Committee members are "financially literate" for purposes of the NYSE Manual and qualify as audit committee "financial experts" within the meaning of the rules and regulations of the SEC. See "Matters to be Voted On — Proposal One" for a description of the business background of each member. No member of the Audit Committee serves on the audit committee of more than three public companies.

Meetings

The Audit Committee met 14 times during fiscal 2015, including nine times by teleconference. Meetings include periodic executive sessions with the independent registered public accounting firm, our internal auditors and our management.

Responsibilities of the Audit Committee, Management and the Independent Auditor

The Audit Committee's key responsibilities are set forth in its charter, which was approved by the Board and is available on our website. See "Corporate Governance — Board Operations — Board Committee Information" for more information concerning the Audit Committee and its responsibilities. For the audit of our consolidated financial statements for fiscal 2015 and our internal control over financial reporting:

- Management was primarily responsible for preparing our financial statements and establishing and maintaining effective internal control over financial reporting. The Audit Committee was responsible for monitoring and overseeing our financial reporting and audit functions, as well as internal controls over financial reporting and disclosure.

- Ernst & Young, our independent registered public accounting firm for fiscal 2015, was responsible for performing an independent audit of our consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States and was also responsible for performing an independent audit of, and expressing an opinion on, our internal controls over financial reporting.

- The Audit Committee reviewed and discussed with management and Ernst & Young the audited consolidated financial statements for the year ended September 30, 2015, our quarterly consolidated financial statements and operating results for each quarter in the fiscal year and the related significant accounting and disclosure issues, and the effectiveness of our internal controls over financial reporting.

- The Audit Committee reviewed management's report contained in our annual report on Form 10-K for the year ended September 30, 2015 ("Annual Report"), as well as Ernst & Young's Reports of Independent Registered Public Accounting Firm included in the Annual Report related to its audits of the consolidated financial statements and internal control over financial reporting.

- The Audit Committee discussed with Ernst & Young matters required to be discussed by Statement on Auditing Standards No. 16, as amended, "Communication with Audit Committees." In addition, Ernst & Young provided the Audit Committee with the written disclosures and the letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence and the Audit Committee has discussed with Ernst & Young the firm's independence.

Audited Consolidated Financial Statements

Based on the foregoing discussions with and reports of management and our independent registered public accounting firm and the Audit Committee's review of the representations of management, the Audit Committee recommended to the Board the inclusion of our consolidated financial statements in the Annual Report.

Audit Committee
Jerry W. Kolb, Chair
Shirley C. Franklin
Thomas J. Hansen
Joseph B. Leonard
Bernard G. Rethore
Neil A. Springer

CORPORATE GOVERNANCE

Governance Highlights

- Annual election of directors
- Each of our directors, other than our Chairman, is independent
- Independent lead director
- All Board standing committees are comprised of independent directors
- Regular executive sessions of independent directors chaired by lead director
- Risk oversight conducted by full Board and committees
- Annual Board and committee self-evaluations
- Executive compensation programs designed to mitigate imprudent risk
- Stock ownership guidelines for executives and directors
- Incentive awards subject to clawback

Overview

The Board is committed to establishing and maintaining corporate governance practices that reflect high standards of ethics and integrity.

Our corporate governance structure and processes are based on our key governance documents, including our Corporate Governance Guidelines (the "Guidelines"). The Guidelines govern the operation of the Board and its committees and guide the Board in the execution of its responsibilities. The Governance Committee reviews the Guidelines at least annually and the Board updates the Guidelines periodically in response to changing regulatory requirements, evolving practices and otherwise as circumstances warrant.

Our Code of Business Conduct and Ethics (the "Ethics Code") applies to all of our employees and directors. We also make available an ethics hotline that may be used by employees and others to anonymously report suspected violations of the Ethics Code. We will disclose promptly any amendments to, or waivers from, provisions of the Ethics Code on our website at www.muellerwaterproducts.com, as may be required under applicable rules.

The table below lists some of the Board policies and other materials relating to our corporate governance that are available on our website. We will also provide copies of any of these policies and materials without charge upon written request to our Corporate Secretary at Mueller Water Products, Inc., 1200 Abernathy Road, N.E., Suite 1200, Atlanta, Georgia 30328. The information on our website is not a part of this Proxy Statement.

Corporate Governance Policies and Materials

- Corporate Governance Guidelines
- Board Committee Composition and Committee Charters
- Code of Business Conduct and Ethics
- Certificate of Incorporation
- Bylaws
- Stock Ownership Guidelines

Board Composition

Board Size

The Board is comprised of 10 directors; however, it is expected that Mr. Springer will retire from the Board at a Board meeting scheduled for January 27, 2016. Rather than nominate a successor, the Board will follow the recommendation of the Governance Committee and reduce the size of the Board from ten to nine members immediately following Mr. Springer's resignation.

Director Independence

The Governance Committee and the Board annually assess the outside affiliations of each director to determine if these affiliations could cause a potential conflict of interest or interfere with the director's independence. The Guidelines set forth the categorical standards of independence for the Board. To be considered "independent" for purposes of the director qualification standards:

- The director must meet bright-line independence standards under the NYSE Listed Company Manual (the "NYSE Manual"); and

- The Board must affirmatively determine the director otherwise has no material relationship with us directly or as an officer, stockholder or partner of an organization that has a relationship with us. See the Guidelines on our website for more detail.

Each of our directors, other than our Chairman, is independent pursuant to our director qualification standards and each member of the Audit Committee, the Compensation Committee and the Governance Committee is independent in accordance with the NYSE Manual and our director independence standards.

- No member of those committees receives compensation from us other than directors' fees and no member is an affiliated person of ours (other than by virtue of his or her directorship).

- All members of the Audit Committee meet the additional standards for audit committee members of publicly traded companies required by the Sarbanes-Oxley Act of 2002.

- All members of the Compensation Committee qualify as "non-employee directors" as defined in Rule 16b-3 under the Exchange Act and meet the independence requirements of the NYSE Manual and additional standards applicable to "outside directors" under Section 162(m) of the Code.

Director Nomination Process

In discharging its responsibility related to director nominations, the Governance Committee receives input from the Chairman of the Board, other directors and, if applicable, an independent professional search firm. It also considers and evaluates candidates recommended by stockholders, as described below. The Governance Committee utilizes the same criteria to evaluate all candidates, regardless of who recommends the candidate.

The Governance Committee decides whether to further evaluate each candidate and may select an independent professional search firm to assist in the discharge of its duties. The evaluation includes a reference check, interaction, interviews and discussions about the candidate's qualifications, availability and commitment. The Chair of the Governance Committee interviews each qualified candidate and selects certain candidates to be interviewed by the Chairman of the Board and other members of the Governance Committee. The Governance Committee reviews the results of all interviews and makes a recommendation to the full Board with respect to nominating a candidate for election to the Board. The Board expects all candidates recommended to the full Board to have received the approval of all members of the Governance Committee.

The Governance Committee uses a skills matrix of key experience and competencies to evaluate candidates. The Governance Committee carefully reviews all directors and director candidates in light of these factors based on the context of the current and anticipated composition of the Board, our current and anticipated operating requirements and the long-term interests of our stockholders. In reviewing a candidate, the Governance Committee considers the candidate's integrity and independence, as defined in the Guidelines and in the NYSE Manual.

Qualifications Required of All Directors

Key Characteristics Required of All Directors		
• Personal ethics and integrity	• Collaborative skills	• Commitment
• Independence	• Interpersonal skills	
• Business acumen	• Leadership capabilities	

The Governance Committee does not expect or intend each director to have the same background, skills and experience; instead, it expects directors to have diverse backgrounds, skills and experiences. Although the Board does not have a formal policy regarding diversity, diversity is one among many criteria considered by the Board when evaluating candidates. Diversity criteria may include gender, race, ethnic background, geographic origin or personal, educational and professional experience. The Governance Committee believes the backgrounds and qualifications of the directors, considered as a group, should provide an appropriate mix of experience, knowledge and abilities that will enhance the Board's oversight role.

Competencies to be Represented on the Board

Listed below are key competencies that are necessary for the Board as a whole. See "Matters to be Voted On — Proposal One" for information concerning each nominee's relevant experience, qualifications and skills.

- **General management expertise.** Experience serving in management positions is important since these directors bring perspective in analyzing, shaping and overseeing the execution of important operational and policy issues at a senior level. These insights and guidance, and the ability to assess and respond to situations encountered in serving on the Board, may be enhanced if the leadership experience has been developed at businesses or organizations that operate in the manufacturing sector.

- **Financial expertise**. Knowledge of financial markets, financing and funding operations, accounting and financial reporting processes is important since it assists our directors in understanding, advising and overseeing our capital structure, financing and investing activities, financial reporting and internal control of these activities.

- **Multiple-part manufacturing and operations experience**. Experience in manufacturing is useful in understanding our research and development efforts, product engineering, design and manufacturing, operations, products and the market segments in which we compete.

- **Mergers and acquisitions experience**. Since we have a strategy of selectively pursuing potential acquisitions, directors who have a background in M&A transactions can provide useful insight into developing and implementing strategies for growing our businesses through combination with other organizations. Useful experience includes consideration of the "fit" of a proposed combination with our strategy, the valuation of transactions and management's plans for integration with existing operations.

- **Strategic planning expertise.** We operate in competitive markets and our businesses are subject to a wide variety of risks. Directors who have strategic planning experience can assist the Board in adopting policies and procedures that respond to the risks we face.

- **Corporate governance expertise**. Directors who have corporate governance experience can assist the Board in fulfilling its responsibilities related to the oversight of our legal and regulatory compliance.

- **Offshore sourcing expertise**. Directors with knowledge of trends and developments in offshore sourcing are important to us since we periodically evaluate offshore sourcing of certain of our products where doing so will lower costs while maintaining quality.

- **Marketing expertise**. Since we believe many of our products benefit from strong brand recognition, directors who have marketing experience can provide expertise and guidance as we seek to maintain and expand brand and product awareness and a positive reputation.

- **International business experience**. Since we manufacture and sell certain of our products outside the United States, directors with global expertise can provide a useful business and cultural perspective regarding significant aspects of our businesses.

- **Government and regulatory affairs expertise**. The manufacture and marketing of our products is subject to the rules and regulations of various federal, state and local agencies. Directors who have served in government positions or who have worked extensively with governments or regulatory bodies can provide oversight of compliance with rules and regulations and insight into working constructively with governments or regulatory bodies.

Director Candidate Recommendations

A stockholder who wishes to submit a director candidate for consideration by the Governance Committee must do so by writing our Corporate Secretary and including the candidate's biographical data. See "Stockholder Information — Procedures for Business Matters and Director Nominations for Consideration at Next Year's Annual Meeting of Stockholders".

Board Operations

> ***Board Leadership Structure***

Our governance documents provide the Board with the flexibility to select the appropriate leadership structure for us. The Board does not have a formal policy as to whether the roles of Chairman and Chief Executive Officer should be separate or whether the Chairman should be an employee or a non-employee director.

Under our Bylaws, the Chairman presides over meetings of the Board and of stockholders, while the Chief Executive Officer has general and active management of our property, business and affairs, subject to the supervision and oversight of the Board. Mr. Hyland serves as our Chairman and Chief Executive Officer.

The Board has adopted a number of corporate governance-related measures to provide what it views as an appropriate balance between the need for dependable strategic leadership by Mr. Hyland and the need for oversight and objectivity of independent directors. For example:

- Each of our directors, other than our Chairman, is independent and each standing committee is comprised entirely of independent directors.
- All directors play active roles in overseeing our business, both at the Board and committee levels.
- Directors have full and free access to members of management and the authority to retain independent advisors as they deem necessary without consulting management or obtaining management's approval.

In addition, the independent members of the Board annually select an independent director to serve as our Lead Director. Mr. Springer served as our Lead Director for fiscal 2015. In December 2015, the Board appointed Mr. O'Brien to serve as our Lead Director until the 2017 annual meeting of stockholders.

Our Lead Director:

- Presides at meetings of independent directors and at Board meetings when the Chairman is not present.
- Acts as a liaison between the independent directors and management.
- Consults with the Chairman on other matters pertinent to our business and the Board.

The Board believes this leadership structure is the most effective for us at this time. In particular, it believes having one leader serve as both Chairman and Chief Executive Officer facilitates decisive and effective leadership and this structure, when combined with our other governance policies and procedures, provides appropriate opportunities for oversight, discussion and evaluation of decisions and direction of the Board.

> ***Board Committee Information***

The Board has four standing committees: the Audit Committee, the Compensation Committee, the Governance Committee and the Environment, Health and Safety Committee ("EHS Committee"). An additional committee, the Executive Committee, meets only as needed. All standing committee members are independent - they satisfy the NYSE's and our definitions of an independent director - and the Board has determined all Audit Committee members are "financially literate" under the NYSE Manual and qualify as audit committee "financial experts" within the meaning of the rules and regulations of the SEC.

Each standing committee meets periodically throughout the year, reports its actions and recommendations to the Board, receives reports from management and annually evaluates its performance. Additional information about the committees is provided below. See the committee charters on our website for more detail.

Audit Committee

Current Members	
Kolb (Chair)	• Oversees the integrity of our financial statements, financial reporting activities and accounting policies and procedures.
Franklin	• Selects and oversees the independent registered public accounting firm, approves its services (including both audit and non-audit services) and fees, and evaluates its performance. In its evaluation, the Audit Committee considers the firm's reputation for independence and integrity, the qualifications and performance of the firm's personnel and the effectiveness of their communications, the appropriateness of fees and the Public Company Accounting Oversight Board reports on the firm and its peers.
Hansen	
Leonard	
Rethore	
Springer	
14 meetings in fiscal 2015	• Reviews the scope and results of the independent registered public accounting firm's audits.
	• Reviews the organization and scope of the internal audit function and evaluates its performance.
	• Oversees our internal accounting systems and related internal controls over financial reporting, as well as our financial risk management profile.
	• Oversees our legal compliance and ethics programs and the Ethics Code.

Compensation and Human Resources Committee

Current Members	
Tokarz (Chair)	• Oversees the overall strategic human resources programs, including executive compensation and equity-based plans.
Kolb	• Reviews and recommends the compensation of non-employee directors.
Leonard	
O'Brien	• Oversees an annual risk assessment process related to compensation programs.
Rethore	
Springer	• Manages succession planning across senior positions.
6 meetings in fiscal 2015	

Nominating and Corporate Governance Committee

Current Members	
Rethore (Chair)	• Establishes criteria for and qualifications of persons suitable for nomination as directors and reports recommendations to Board.
Franklin	• Develops and annually reviews the Guidelines.
Hansen	
O'Brien	• Reports recommendations to Board related to committee structure and membership.
Thomas	
4 meetings in fiscal 2015	

Environment, Health and Safety Committee

Current Members	
Thomas (Chair)	• Reviews policies and procedures related to complying with laws, regulations and rules pertaining to the environment, health and safety.
Franklin	• Encourages activities that demonstrate sound environmental stewardship initiatives.
O'Brien	
Rethore	
4 meetings in fiscal 2015	

Executive Committee

Current Members	
Hyland (Chair)	• Exercises interim powers delegated to it any time when a matter requires expeditious Board action or when it would not be practical for the full Board to meet.
Rethore	
Springer	
Tokarz	

Director Attendance

The Board held seven meetings in fiscal 2015. Each current director attended over 87% of the total number of meetings of the Board and its committees of which he or she was a member in fiscal 2015. Each current director also attended the 2015 annual meeting of stockholders.

Executive Sessions

Our non-employee directors meet at least quarterly in executive sessions at which management directors, currently only our Chairman, are not present. Our Lead Director presides at these sessions.

Board and Committee Evaluations

The Guidelines require the Board annually to evaluate its own performance. In addition, each of our committee charters requires an annual performance evaluation. The Governance Committee is responsible for overseeing the annual self-assessment process on behalf of the Board, and for overseeing the implementation of the annual self-assessments by the committees. These evaluations consider, among other things, the quality of meeting agendas, materials and discussions, and focus on both strengths and opportunities for improvement.

Board Risk Oversight

The Board maintains oversight responsibility for our management of risk and charges management with assessing and managing risk. Our internal control environment is designed to identify and manage risks and to facilitate communication with the Board. Our internal audit department, which reports to the Audit Committee, facilitates our enterprise risk assessment and ongoing enterprise risk management processes, in coordination with our legal and compliance functions, and regularly reports on risk-related issues to the Board and its committees to complement our strategic planning process. The Board and Audit Committee receive regular reports and updates from our legal and compliance functions. The Board also considers specific risk topics and receives regular reports from the heads of our principal business and corporate functions that include discussions of the risks and exposures involved in their respective areas of responsibility.

The Board executes its risk oversight function both as a whole and through delegation to committees. In particular:

Audit Committee	Compensation Committee
• Oversees risk management related to accounting and financial reporting, the audit process, internal control over financial reporting and disclosure controls and procedures • Oversees the internal audit function • Monitors legal and compliance issues and active matters	• Oversees risk management related to the risks and rewards associated with our compensation policies and practices • Oversees management development and succession planning across senior positions
EHS Committee	**Governance Committee**
• Oversees risk management related to risks directly related to the environment, health and safety areas	• Oversees risk management related to governance structure and processes and risks arising from related person transactions

Table of Contents

Related Person Transactions

The Governance Committee administers a written Related Person Transaction Policy that applies to any transaction or series of transactions in which we are a participant, the amount involved exceeds or may be expected to exceed $120,000 and a related person has a direct or indirect material interest. Under the policy, our General Counsel determines whether a transaction meets the requirements of a related person transaction requiring review by the Governance Committee. Transactions that fall within this definition will be referred to the Governance Committee for approval, ratification or other action. Based on its consideration of all of the relevant facts and circumstances, the Governance Committee will decide whether or not to approve the transaction and will approve only those transactions that are in our best interests. In addition, the Board has delegated to the Chair of the Governance Committee the authority to pre-approve or ratify any transaction with a related person in which the aggregate amount involved is expected to be less than $500,000. We did not engage in any transaction during fiscal 2015, and have no currently proposed transaction, in which the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest.

Compensation Committee Interlocks and Insider Participation

During fiscal 2015, none of the members of the Compensation Committee was a former or current officer or employee of ours or had any relationships requiring disclosure as a related person transaction. None of our executive officers serves or has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of the Board or its Compensation Committee during fiscal 2015.

Communicating with the Board

Stockholders and other interested parties may communicate with any of our directors, including our Lead Director and the Chairs of our committees, or our independent directors as a group, on Board-related issues by writing in care of our Corporate Secretary at our principal executive office address: 1200 Abernathy Road, N.E., Suite 1200, Atlanta, Georgia 30328. Stockholders and other interested persons may also communicate with directors by sending an email message to *boardofdirectors@muellerwp.com*, or with the Audit Committee by sending an email message to *auditcommittee@muellerwp.com*. These procedures may change from time to time. Please visit our website at *www.muellerwaterproducts.com* for the most current means of contacting our directors.

DIRECTOR COMPENSATION

The Compensation Committee is responsible for reviewing and considering any revisions to director compensation. With the assistance of its independent compensation consultant, the Compensation Committee reviews director compensation and compares it to director compensation paid by other companies in the peer group described under "Compensation Discussion and Analysis — Executive Compensation Program Overview — Peer Group Benchmarking and Total Compensation."

The Board reviews the Compensation Committee's recommendations and determines the final structure and amounts of director compensation. The Board has determined compensation for non-employee directors should comprise a mix of cash and equity-based awards. The Board believes the interests of directors are aligned with the interests of other stockholders by linking a significant portion of director compensation to Common Stock performance. Under our stock ownership guidelines, directors are required to hold at least 50% of the Common Stock acquired through equity-based awards until they own Common Stock equal in market value to at least four times their annual retainer. See "Compensation Discussion and Analysis — Other Compensation Practices and Policies — Stock Ownership Guidelines" for more information. As of the date of this Proxy Statement, none of our non-employee directors has sold Common Stock obtained through our equity compensation program.

Annual Retainer

Each non-employee director received an annual retainer of $55,000 for fiscal 2015. Annual retainers are paid quarterly. In addition, the Chairs of the Audit Committee and Compensation Committee and the Lead Director each received $15,000, while the Chairs of the Governance Committee and EHS Committee each received $7,500.

Meeting Fees

Each non-employee director received $1,500 for each Board or committee meeting attended during fiscal 2015. Meeting fees are paid monthly.

Equity-Based Awards

Our Amended and Restated 2006 Stock Incentive Plan (the "2006 Stock Plan") provides that, on the date of each annual meeting of stockholders, we will grant equity-based awards with an economic value determined by the Compensation Committee to each non-employee director who is re-elected to the Board and has served as a director for at least six months. In addition, the 2006 Stock Plan provides that each director will receive an initial equity-based grant on the date on which he or she commences service as a director, the economic value and terms of which will be as determined by the Compensation Committee. The number of units equivalent to the economic value of those awards is determined by the Compensation Committee's compensation consultant. See "Compensation Discussion and Analysis — Other Compensation Practices and Policies — Role of Compensation Consultant in Compensation Decisions".

On January 28, 2015, each non-employee director received equity-based awards in the form of (a) options to purchase 10,791 shares of Common Stock with an exercise price equal to $9.97 per share, the closing price of Common Stock on the NYSE on the grant date and (b) 4,513 restricted stock units ("RSUs"). The outstanding stock options and RSUs vest in equal installments on the first, second and third anniversaries of the grant date.

Under our 2006 Stock Plan, once a participant becomes "retirement-eligible," all outstanding and unvested equity-based awards automatically vest upon retirement. Each of our directors is "retirement eligible". As such, all outstanding equity-based awards granted to directors prior to fiscal 2014 (see the table appearing on page 32) are deemed vested. Commencing in fiscal 2014, all equity-based awards to directors require a director who is or becomes "retirement-eligible" prior to an initial vesting date to remain in continuous service from the grant date through at least the first anniversary thereof to receive accelerated vesting upon retirement from the Board.

Commencing in fiscal 2016, the Compensation Committee has determined to grant equity-based awards to non-employee directors solely in the form of RSUs.

Travel Expenses

We reimburse directors for their travel and related expenses in connection with attending Board and committee meetings and related activities.

Director Compensation Summary

The following table shows fiscal 2015 compensation for our non-employee directors.

Fiscal 2015 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)			Stock Awards ($)[2]	Option Awards ($)[2]	All Other Compensation ($)	Total ($)
	Annual Retainer [1]	Meeting Fees	Total				
Shirley C. Franklin	55,000	39,000	94,000	44,995	63,991	—	202,986
Thomas J. Hansen	60,000	37,500	97,500	44,995	63,991	—	206,486
Jerry W. Kolb	65,000	40,500	105,500	44,995	63,991	—	214,486
Joseph B. Leonard	55,000	40,500	95,500	44,995	63,991	—	204,486
Mark J. O'Brien	62,500	31,500	94,000	44,995	63,991	—	202,986
Bernard G. Rethore	55,000	46,500	101,500	44,995	63,991	—	210,486
Neil A. Springer[3]	70,000	40,500	110,500	44,995	63,991	—	219,486
Lydia W. Thomas	62,500	19,500	82,000	44,995	63,991	—	190,986
Michael T. Tokarz [4]	70,000	19,500	89,500	44,995	63,991	8,628	207,114

(1) Includes fees earned as chair of a committee or as Lead Director. Messrs. Hanson and Kolb each served as Chair of the Audit Committee for a portion of fiscal 2015 and each received a pro rata portion of the $15,000 annual retainer paid for these services.

(2) Reflects the grant date fair value of the RSUs and stock options granted during fiscal 2015 computed in accordance with the stock-based compensation accounting rules described in Note 11 for our fiscal 2015 consolidated financial statements, which are included in the 2015 Annual Report. Expense is recognized over the shorter of the grants' three-year terms or until a director becomes retirement-eligible pursuant to the terms of the 2006 Stock Plan. All non-employee directors were retirement-eligible at September 30, 2015.

(3) Mr. Springer will retire from the Board at a Board meeting scheduled for January 27, 2016.

(4) Mr. Tokarz deferred the receipt of all director compensation fees earned in fiscal 2015 into 9,787 stock equivalent shares of Common Stock. "All Other Compensation" represents amounts accrued on identical terms to dividends paid on Common Stock equal to the accumulated stock equivalent share balance. See "— Deferred Compensation" for more information.

The following table shows information related to option awards and stock awards made to our non-employee directors that were outstanding at September 30, 2015.

Name[1]	Option Awards		Stock Awards
	Number of Securities Underlying Unexercised Options (#)		Number of Shares or Units of Stock That Have Not Vested[2] (#)
	Exercisable	Unexercisable	
Franklin	55,005	10,791	4,513
Hansen	48,208	10,791	4,513
Thomas	68,933	10,791	4,513
Each of Kolb, Leonard, O'Brien, Rethore, Springer and Tokarz	101,934	10,791	4,513

(1) Each director is "retirement-eligible" under the 2006 Stock Plan. Commencing in fiscal 2014, all equity-based awards to directors require a grantee who is or becomes "retirement-eligible" prior to an initial vesting date to remain in continuous service from the grant date through at least the first anniversary thereof to receive accelerated vesting upon retirement. Accordingly, for purposes of this table, any stock options and RSUs outstanding on the date a director became retirement-eligible are deemed vested.

(2) Because Mr. Springer is scheduled to retire from the Board at a Board meeting scheduled for January 27, 2016, the vesting of outstanding stock awards will accelerate on that date.

Deferred Compensation

The Board adopted the Mueller Water Products, Inc. Directors' Deferred Fee Plan, as amended, under which non-employee directors may elect to defer all or a portion of their directors' fees. We make deferred payments in January of the year determined by the non-employee director pursuant to an election filed with our Corporate Secretary. The payments may be made in any calendar year not earlier than the year in which the participant has his or her 72nd birthday or the year of the participant's termination of his or her services as a director, with the payment made in cash in one, five, ten or fifteen annual installments as determined by the participating director in his or her election form. During fiscal 2015, Mr. Tokarz was the only non-employee director who participated in this plan. Mr. Tokarz's deferred payments are maintained in a stock equivalent account.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis is intended to provide our stockholders with information about our fiscal 2015 compensation program for the following executive officers (collectively, "named executive officers" or "NEOs"):

- Gregory E. Hyland, Chairman, President and Chief Executive Officer

- Evan L. Hart, Senior Vice President and Chief Financial Officer

- Keith L. Belknap, Senior Vice President, General Counsel and Chief Compliance Officer; President of Mueller Technologies companies

- Gregory E. Rogowski, President of Mueller Co.

- Thomas E. Fish, President of Anvil.

2015 Key Accomplishments

In fiscal 2015, we strengthened our balance sheet and executed initiatives to return value to our stockholders.

 **Reduced interest expense by 44%**. We lowered our interest expense, net to $27.6 million in fiscal 2015 from $49.6 million in fiscal 2014 by successfully refinancing our long-term debt.

 **Reduced total debt outstanding by $52 million**. We reduced our total debt outstanding to $489.0 million at September 30, 2015 from $541.0 million at September 30, 2014.

 **Increased dividend by 14%**. We increased our quarterly dividend to $0.02 from $0.0175. We paid $12.0 million of dividends in fiscal 2015.

 **Repurchased stock**. During the third quarter, we announced a stock repurchase program and used $5.0 million to purchase 523,851 shares of Common Stock pursuant to this program.

Performance and Compensation Highlights

We design our executive officer compensation programs to target total compensation at or about the 50th percentile for comparable executive positions at our customized peer group. The principal elements of our compensation program for executives are base salary, annual performance-based cash bonus, long-term incentive equity compensation and broad-based benefit programs.

- *Our performance in fiscal 2015*. We were pleased with our operating performance in fiscal 2015. Despite a 1.7% year-over-year decrease in net sales, which was largely driven by lower sales into the oil and gas market at our Anvil business unit, we:

  - Increased our adjusted operating margin to 11.8% from 10.7% in fiscal 2014,

  - Increased our adjusted operating EBITDA margin to 16.8% from 15.5% in fiscal 2014,

  - Increased our adjusted operating income 8.3% year-over-year and

  - Increased our adjusted net income 43.3% year-over-year.

  Although we were pleased with our operating performance in fiscal 2015, we performed less favorably in connection with several performance elements (including those set forth below) used by the Compensation Committee to assess and determine incentive plan compensation earned during fiscal 2015. See Exhibit A for a reconciliation of non-GAAP financial results to GAAP financial results.

	Net Sales	Adjusted Operating Income[1]	Adjusted Net Income[2]	Adjusted Free Cash Flow[3]	Average Investment in Working Capital[4]		Return on Net Assets[6]
					Mueller Co.	Anvil	
	($ in millions)	($ in millions)	($ in millions)	($ in millions)	(%)	(%)	(%)
2015	1,164.5	137.8	66.9	66.2	23.7	27.2	24.7
2014	1,184.7	127.2	46.7	125.0	23.6	23.4	25.3

(1) Defined for this purpose as operating income adjusted to exclude the loss on the Walter receivable, certain effects of foreign currency exchange rate changes, pension settlement expenses and restructuring expenses.

(2) Defined for this purpose as net income adjusted to standardize the income tax rate and to exclude the loss on the Walter receivable, certain effects of foreign currency exchange rate changes and restructuring expenses, expenses related to exploring potential acquisitions and divestitures, results of operations of new or divested businesses, pension settlement expenses and the early extinguishment of debt.

(3) Defined for this purpose as cash flows from operating activities of continuing operations, adjusted for capital expenditures, restructuring costs, premium paid on the early extinguishment of debt, costs of acquisition-related activities, the effects of foreign currency exchange rate changes, pension settlement expenses and timing of interest payments resulting from refinancing our debt.

(4) Defined for this purpose as the average of adjusted current assets less adjusted current liabilities over the course of a year, which measures exclude cash and cash equivalents, debt and deferred income taxes, as a percent of adjusted net sales.

(5) Defined for this purpose as the quotient obtained by dividing income tax-effected adjusted operating income plus amortization by the monthly average of working capital and fixed assets. Adjusted operating income excludes the loss on the Walter receivable, certain effects of foreign currency exchange rate changes, certain effects from a policy change, pension settlement expenses and restructuring expense. Income taxes are calculated at 39.3%. Amortization reflects only amortization of assets acquired in business combinations. Working capital excludes cash and debt. Fixed assets is property, plant and equipment plus capitalized software costs reported as part of intangible assets.

- *We structure performance-based compensation to pay for performance.* We set clear and measurable financial goals for Company and segment performance. In evaluating individual performance, we assess progress toward strategic priorities.

  ○ *Performance-based compensation earned by our named executive officers.* For fiscal 2015, 52% of our CEO's total target compensation, and an average of 47% of the total target compensation of other NEOs, could only be earned by meeting performance goals.

    ▪ Our NEOs compensation was negatively affected by Company and segment performance in relation to targets set for fiscal 2015.
    ▪ Annual cash bonuses earned by our NEOs ranged from 9% to 63% of target (compared with 54% to 115% of target last year) because Company and segment performance on certain financial measures selected by the Compensation Committee was below targeted levels.
    ▪ There was no long-term compensation paid out or credited for fiscal 2015 because Company performance on the return on net assets financial measure was below threshold levels.



- *We continue to maintain best practices for executive compensation.*

WE DO	WE DON'T
✔ Use incentives to link the majority of NEO pay to company performance	✖ Re-price or exchange equity-based awards without stockholder approval
✔ Require executives and directors to maintain significant stock ownership levels	✖ Permit hedging or pledging of Common Stock by directors or executives
✔ Maintain a compensation clawback policy	✖ Pay dividends on unvested equity-based incentives
✔ Mitigate excessive risk-taking behaviors	

- *We consider stockholder feedback on executive compensation.* At our 2015 annual meeting of stockholders, approximately 98% of the votes cast supported the advisory vote on executive compensation. We carefully consider feedback from our stockholders regarding executive compensation.

  ◦ Based on strong stockholder support expressed for our executive compensation programs, the Compensation Committee applied a consistent pay-for-performance philosophy in structuring executive compensation for fiscal 2015.

  ◦ Stockholders are invited to express their views or concerns on executive compensation directly to the Chair of the Compensation Committee in the manner described under "Corporate Governance — Communicating with the Board."

Executive Compensation Program Overview

Guiding Principles

The Compensation Committee has identified the following guiding principles in overseeing the compensation program for our executives:

Competitiveness	Pay for Performance
Compensation programs should be designed to target at or about the 50th percentile, plus or minus 15%, of total compensation for comparable executive positions at a customized peer group.	Where compensation for an executive is tied to the achievement of financial and strategic goals, actual results that exceed target levels should provide above-target payouts, and results that do not exceed threshold levels should not provide payouts.
Responsibility	**Stockholder Alignment**
A significant portion of an executive's overall compensation should be tied to the achievement of financial performance goals. The portion of an executive's target total compensation that is incentive based should increase as an executive's responsibilities increase.	Executives' interests are more directly aligned with other stockholders' interests when compensation programs: • Emphasize both short- and long-term financial performance • Are significantly impacted by the value of Common Stock • Require meaningful Common Stock ownership.

Peer Group Benchmarking and Total Compensation

Each year, the Compensation Committee, with input from its independent compensation consultant, reviews the prior year peer group. This review focuses on companies that have a primary manufacturing component to their businesses, have similar organizational structures and are publicly traded or otherwise file financial statements with the SEC. The 20-company peer group for fiscal 2015 (the "Peer Group") is listed below and is unchanged from the fiscal 2014 peer group.

Fiscal 2015 Peer Group	
Ametek, Inc.	IDEX Corporation
Armstrong World Industries, Inc.	Lennox International Inc.
Badger Meter, Inc.	Mueller Industries, Inc.
Briggs & Stratton Corporation	Otter Tail Corporation
Circor International Inc.	Quanex Building Products Corporation
Crane Co.	Roper Industries, Inc.
Curtiss-Wright Corporation	Tennant Co.
Donaldson Company, Inc.	Valmont Industries, Inc.
EnPro Industries, Inc.	Watts Water Technologies, Inc.
Graco Inc.	Worthington Industries, Inc.

Each year, the compensation consultant collects peer group compensation data and prepares an executive benchmarking study using a market regression analysis to size-adjust the market data for our net sales size as a whole and for each separate business unit. The Compensation Committee regularly reviews the target total compensation of each executive and compares it to the total compensation for comparable executive positions in the Peer Group. The Compensation Committee targets total compensation at the regressed 50th percentile of the Peer Group, plus or minus 15%, subject to individual adjustments based on experience, length of service, individual performance and other factors deemed appropriate by the Compensation Committee.

Compensation Elements

The following table lists our primary elements of compensation. Each element is targeted at or about the 50th percentile for comparable positions in the Peer Group.

Pay Element	Salary	Bonus	RSUs	PRSUs
Who Receives	All NEOs --->			
When Granted	Generally reviewed every 12 months	Annually	Annually	Annually
Form of Delivery	Cash -->		Equity -->	
Type of Performance	Short-term emphasis ------------------------------------>		Long-term emphasis ------------------------------------>	
Performance Period	Ongoing	1 year	Generally vest annually over 3 years	Vests at the end of 3-year award cycles
How Payout Determined	Predominantly tied to Peer Group data, with an element of Compensation Committee discretion	Predominantly formulaic (based on performance against goals), with an element of Compensation Committee discretion	Depends on stock price on vest date	Formulaic (based on performance against goals); Compensation Committee verifies results
Most Recent Performance Measures	—	Mix of 90% financial results / 10% operational and/or individual goals	Change in stock price	Absolute improvement in return on net assets

Salary

The Compensation Committee regularly compares the salary of each executive to the regressed 50th percentile of comparable executives in the Peer Group and uses that benchmark as a guide. Salaries for the NEOs are adjusted, as appropriate, annually on February 1. For fiscal 2015, the salaries for the NEOs were within the 50th percentile of the Peer Group, plus or minus 15%. In February 2015, Mr. Belknap received an annual salary increase of 8% and Messrs. Hart and Rogowski each received annual salary increases of 3%. Messrs. Hyland and Fish did not receive salary increases. Instead, they received lump sum merit payments of $27,000 and $12,000, respectively, in lieu of base salary increases to recognize individual performance while maintaining alignment of base salary levels with prior year levels and the baseline level for future compensation actions by the Compensation Committee. In August 2015, Mr. Belknap received an 8% annual salary increase in connection with assuming additional responsibilities as President of the Mueller Technologies companies.

Name	Annual Salary Rate at September 30, 2015 ($)	Annual Salary Rate at September 30, 2014 ($)
Gregory E. Hyland	900,000	900,000
Evan L. Hart	393,500	382,019
Keith L. Belknap	420,000	361,530
Gregory E. Rogowski	422,500	410,146
Thomas E. Fish	401,494	401,494

Annual Cash Incentive Awards

The Compensation Committee targets annual cash incentive compensation for each executive at the regressed 50th percentile of comparable executives in the Peer Group. For fiscal 2015, the total target opportunity for each NEO was within the 50th percentile of the Peer Group, plus or minus 15%, and was weighted 90% based on the achievement of the two financial performance goals described below and 10% based on the achievement of the operational or individual performance goals described below. For financial performance goals, the Compensation Committee determined numeric goals targeting percentage increases over the prior year's results. All financial performance and operational or individual performance goals were set with minimum (or threshold), target and maximum objectives for each goal. The Compensation Committee may decrease, but not increase, the amounts payable to participants.

Financial Performance Goals

The Compensation Committee selected financial performance goals for corporate executives based on consolidated adjusted net income and adjusted free cash flow. The Compensation Committee selected these metrics to encourage focus on delivering net income and managing our balance sheet while optimizing cash flow.

The Compensation Committee selected financial performance goals for segment executives based on the applicable segment's adjusted operating income (defined as operating income, adjusted to exclude certain effects of changes in foreign currency exchange rates, results of operations of newly acquired or divested businesses, pension settlement expenses and restructuring expenses) and working capital (defined as the segment's average of adjusted current assets less adjusted current liabilities over the course of fiscal 2015, which measures exclude cash and cash equivalents, deferred income taxes, and debt) as a percent of the segment's adjusted net sales. The Compensation Committee selected these performance goals to encourage focus on delivering adjusted operating income and managing our balance sheet while optimizing cash flow.

The following table shows the fiscal 2015 financial performance targets and actual results applicable to each NEO.

Financial Performance

| Name | Metric | Weight (% of Target Bonus) | Results Required to Achieve Bonus ($ in millions, except for percentages) | | | 2015 Actual Results ($ in millions) | Actual 2015 Payout Factor (% of Target Bonus) |
			Threshold (0%)	Target (100%)	Maximum (200%)		
Gregory E. Hyland	Consolidated Adjusted Net Income	60	57.5	82.1	106.7	66.9	38.4
	Consolidated Adjusted Free Cash Flow	30	87.4	109.2	131.0	66.2	0
Evan L. Hart	Consolidated Adjusted Net Income	60	57.5	82.1	106.7	66.9	38.4
	Consolidated Adjusted Free Cash Flow	30	87.4	109.2	131.0	66.2	0
Keith L. Belknap	Consolidated Adjusted Net Income	60	57.5	82.1	106.7	66.9	38.4
	Consolidated Adjusted Free Cash Flow	30	87.4	109.2	131.0	66.2	0
Gregory S. Rogowski	Mueller Co. Adjusted Operating Income	60	107.5	153.6	199.7	149.8	91.8
	Mueller Co. Average Working Capital as a Percent of Net Sales	30	23.4%	22.4%	21.4%	23.7%	0
Thomas E. Fish	Anvil Adjusted Operating Income	60	32.1	45.9	59.7	30.8	0
	Anvil Average Working Capital as a Percent of Net Sales	30	23.4%	23.0%	22.0%	27.2%	0

Operational / Individual Performance Goals

The Compensation Committee established operational safety and environmental objectives applicable to Messrs. Hyland, Rogowski and Fish that were tied to reductions in total recordable incidence rates and key performance indicators for sustainability. Messrs. Hyland, Rogowski and Fish were awarded 81.3%, 75.0% and 90.6%, respectively, of their target safety and environmental objectives for fiscal 2015. The Compensation Committee used adjusted net income to determine the availability of a pool from which to pay the operational safety and environmental objectives portion of the incentive award to Messrs. Hyland and Rogowski.

The Compensation Committee chose individual performance goals for Messrs. Hart and Belknap with specific deliverables related to our long-term strategic planning. Based on a review by the Compensation Committee, Messrs. Hart and Belknap were each awarded 100% of their target individual performance award for fiscal 2015.

Fiscal 2015 Annual Cash Incentive Awards

Based on performance in fiscal 2015 against financial and individual performance goals, the target and actual annual cash bonuses for each NEO were:

Name	At Target Performance		At Actual Performance	
	% of Salary	Amount ($)	% of Target	Amount ($)
Gregory E. Hyland	100	900,000	31.2%	280,485
Evan L. Hart	75	292,255	33.0%	96,560
Keith L. Belknap	70	270,032	33.0%	89,218
Gregory E. Rogowski	75	313,787	62.6%	196,283
Thomas E. Fish	75	301,121	9.1%	27,266

Long-Term Equity-Based Compensation

For fiscal 2015, our long-term incentive program included grants of performance-based restricted stock units ("PRSUs") and time-vested RSUs. The Compensation Committee targets long-term compensation value for each NEO at the regressed 50th percentile of comparable executives in the Peer Group. For fiscal 2015, target long-term compensation value for each NEO was within the 50th percentile of the Peer Group, plus or minus 15%.

Performance-Based Restricted Stock Units

For fiscal 2015, 50% of target long-term incentive compensation value was awarded in the form of PRSUs. The key terms of the PRSUs are as follows:

- Each PRSU award reflects a target number of shares (based on the fair market value of Common Stock on the award date) that may be issued to the award recipient at the end of a three-year award cycle if performance targets are achieved.

- PRSUs are divided into three equal tranches and each tranche is earned based on the achievement level of the applicable annual performance target.

- Performance period targets are established by the Compensation Committee on an annual basis coinciding with our fiscal year.

- At the end of each fiscal year, the Compensation Committee confirms performance against the applicable performance target, and PRSUs representing the level of achievement during that performance period are "banked" for potential payout following the end of the three-year award cycle.

- The actual number of shares a participant may receive ranges from zero to two times the target number of shares, depending solely on the level of achievement during each performance period within the award cycle.

- PRSUs do not convey voting rights or earn dividends.

Timeline for PRSU Grants

Grant	Fiscal 2013	Fiscal 2014	Fiscal 2015	Fiscal 2016	Fiscal 2017
Fiscal 2013	Performance Period	Performance Period	Performance Period		
Fiscal 2014		Performance Period	Performance Period	Performance Period	
Fiscal 2015			Performance Period	Performance Period	Performance Period

Performance Measure and Result for Fiscal 2015. The applicable performance target for the fiscal 2015 performance period for PRSU awards made in fiscal 2013, fiscal 2014 and fiscal 2015 was based on the percentage year-over-year improvement in return on net assets, or "RONA." For these purposes, the term "RONA" has the meaning described under "— Performance and Compensation Highlights". The performance necessary to earn a target payout required at least an 8% year-over-year improvement in RONA, and the performance necessary to earn a maximum payout required a 28.6% year-over-year improvement in RONA. Actual RONA performance for fiscal 2015 was 24.7%, compared to RONA of 25.3% for fiscal 2014, a 2.4% decline. Accordingly, the Committee confirmed fiscal 2015 RONA performance at 0% of target, and recipients of PRSU awards were each credited with 0% of the awards attributable to the fiscal 2015 performance period. See "Executive Compensation — Grants of Plan-Based Awards Table".

PRSU Awards. Common Stock to be issued related to PRSUs granted in fiscal 2014 (for the three-year award cycle from fiscal 2014 through fiscal 2016) and 2015 (for the three-year award cycle from fiscal 2015 through fiscal 2017) will not be issued until the Compensation Committee certifies performance results for fiscal 2016 and 2017, respectively. PRSUs granted in fiscal 2013 (for the three-year award cycle from fiscal 2013 through fiscal 2015) were issued in December 2015 to award recipients in the following amounts:

PRSU Awards

Name	Performance Units Earned Fiscal 2013[1] (#)	Fiscal 2014[1] (#)	Fiscal 2015 (#)	Total Shares Awarded (#)
Gregory E. Hyland	108,822	108,822	0	217,644
Evan L. Hart	34,642	34,642	0	69,284
Keith L. Belknap	25,356	25,356	0	50,712
Gregory E. Rogowski	34,440	34,440	0	68,880
Thomas E. Fish	29,012	29,012	0	58,024

(1) See the definitive proxy statements we filed with the SEC on December 17, 2013 and December 17, 2014, respectively, for information concerning target RONA performance and actual RONA performance for the 2013 and 2014 performance periods.

Time-Based Restricted Stock Units

As described above, a portion of an executive's long-term incentive award value has historically been awarded in the form of time-based RSUs. For fiscal 2015, 50% of target long-term incentive compensation value was awarded in RSUs. The Compensation Committee approves a dollar value for these awards and its compensation consultant determines the number of RSUs that equals that value. The economic value calculated for each award is based on the grant date stock price for RSUs. Typically, one-third of the RSUs granted vest on each anniversary of the grant date. See "Executive Compensation — Grants of Plan-Based Awards Table".

Timing of Equity Awards

While the Compensation Committee may grant equity-based awards at any of its scheduled meetings or by unanimous written consent, it generally grants awards for executives at its November or December meeting each year, except for awards related to promotions or new hires. Grants approved during scheduled meetings become effective and are priced as of the date of approval or as of a pre-determined future date based on a date of hire. Grants approved by unanimous written consent become effective and are priced as of a pre-determined future date. All stock options have a per-share exercise price equal to the closing stock price on the New York Stock Exchange on the effective date of the grant.

Other Equity Awards

The Compensation Committee granted awards of 88,099 RSUs to Mr. Fish and 28,506 RSUs to Mr. Belknap in December 2014 and July 2015, respectively. In December 2014, the Compensation Committee granted an award of 88,099 RSUs to Mr. Fish for retention purposes. The RSUs will vest in full on March 31, 2016 subject to the satisfaction of certain conditions, including Mr. Fish's continued employment through that date. Mr. Belknap received his award in connection with assuming additional responsibilities as President of Mueller Systems and Echologics, and the RSUs will vest ratably over a three-year period.

Retirement Benefits

We offer retirement benefits to our executives and other employees to provide a competitive source of retirement income. These retirement benefits are provided through the vehicles described below.

Retirement Savings Plan Applicable to Employees Generally

The Mueller Water Products, Inc. Retirement Savings Plan is a 401(k) plan that provides retirement benefits for our non-union employees and those of our participating subsidiaries. Each of our NEOs participated in the plan in fiscal 2015 on the same basis as our other eligible employees.

Deferred Compensation Plan

Mr. Hyland is the only NEO who participates in a deferred compensation plan. He participates in an unfunded deferred compensation plan (the "Retirement Plan"), pursuant to which we credited a bookkeeping account for him, commencing April 16, 2007 and each calendar month thereafter through September 16, 2010, with an amount equal to 10% of his then current monthly base salary. The amounts credited to the plan bear interest at 120% of the long-term Applicable Federal Rate (as defined in the Code) until payment. At September 30, 2015, $626,391 had been accrued and credited to Mr. Hyland's deferral account. No further accruals will occur to the account, except for interest. Our fiscal 2015 interest accruals to the plan for Mr. Hyland were $19,044.

Upon termination of his employment with us, other than for cause, all deferred compensation under the Retirement Plan will be paid as a lump sum to Mr. Hyland.

Other Benefits

Perquisites

We provide certain perquisites to the NEOs that the Compensation Committee believes are reasonable and consistent with its overall compensation program. In fiscal 2015, the Compensation Committee offered the NEOs limited perquisites, including a car allowance, life insurance, supplemental long-term disability insurance, reimbursement for certain financial planning and physical examination expenses. See "Executive Compensation — Summary Compensation Table - All Other Compensation".

Severance Benefits

Each NEO is entitled to severance benefits. See "Executive Compensation — Potential Payments Upon Termination or Change-in-Control".

Change-in-Control Agreements

Change-in-control agreements are used to create incentives for executives to build stockholder value and to seek the highest value possible for stockholders should we be acquired, despite the risk of losing employment. Our change-in-control agreements for executives provide for vesting of outstanding equity-based awards upon a change-in-control and operate with a "double trigger" for severance payments, meaning severance payments do not occur unless the executive's employment is involuntarily terminated (other than for cause or for termination for good reason) within 24 months following a change-in-control. The Compensation Committee believes this structure strikes an appropriate balance of incenting executives without providing benefits to executives who continue to enjoy employment with an acquiring company. The Compensation Committee also believes this structure is more attractive to potential acquiring companies that may place significant value on retaining members of our executive team and may perceive this objective to be undermined if executives receive significant severance payments solely upon the closing of such a transaction.

Employee Stock Purchase Plan

Our Employee Stock Purchase Plan provides all of our employees an opportunity to purchase Common Stock, subject to certain restrictions, through regular payroll deductions. During fiscal 2015, Messrs. Hart and Belknap were the only NEOs to participate in the ESPP. We are seeking stockholder approval of the Amended ESPP. See "Matters to be Voted On — Proposal Four — Amendment of 2006 Employee Stock Purchase Plan."

Health and Welfare Benefits

We generally offer group medical, dental, vision, life and long-term disability insurance in a flexible benefits package to all active U.S. employees, except as otherwise required by collective bargaining agreements. Employees are provided life insurance up to one times their base salaries at no charge, other than related income taxes, to the employee. For an additional charge, employees may obtain coverage of up to four times their base salary up to a maximum life insurance benefit of $1,250,000. NEOs participate on the same basis as other eligible employees.

Other Factors Considered by the Compensation Committee

Risk and Incentive Compensation

The Compensation Committee has conducted an assessment of our compensation policies and practices and does not believe these policies and practices are reasonably likely to have a material adverse effect on us. This assessment included a review of the risk profile of our compensation policies and practices for all employees. To facilitate its review, the Compensation Committee engaged its compensation consultant to review our compensation structure to identify design elements that might encourage excessive risk taking. The compensation consultant discussed its review and conclusions with the Compensation Committee. In conducting its review, the Compensation Committee noted several policies and practices that mitigate risk, including:

- Using multiple performance measures in annual incentive awards and capping payout levels;

- Maintaining the ability to reduce annual incentive awards, based on its independent judgment;

- Using multiple long-term incentive vehicles;

- Using overlapping multi-year award cycles in connection with performance shares and capping payout levels; and

- Maintaining stock ownership guidelines, an anti-hedging policy and a clawback policy.

Tally Sheets

The Compensation Committee regularly reviews "tally sheets" for each executive. The tally sheets contain information concerning prior years' compensation, proposed compensation for the current year, outstanding equity-based awards (both vested and unvested) and various termination-of-employment scenarios. The tally sheets enable the Compensation Committee to view and evaluate many facets of executive compensation, understand the magnitude of potential payouts as a result of termination-of-employment scenarios and consider changes to our compensation program, arrangements and plans in light of emerging trends.

Wealth Accumulation Review

The Compensation Committee reviews "wealth accumulation" calculations, such as projections of how much an executive is projected to earn or accrue over time through cash and equity-based compensation or through certain benefits.

Other Compensation Practices and Policies

Role of Compensation Consultant in Compensation Decisions

The Compensation Committee has sole authority to select and retain a compensation consultant, including authority to approve fees and retention terms. For fiscal 2015, the Compensation Committee retained Meridian Compensation Partners, LLC as its compensation consultant. The Compensation Committee reviews the performance of its compensation consultant annually.

In fiscal 2015, the compensation consultant's responsibilities included, but were not limited to:

- Providing recommendations regarding the composition of our peer group;

- Preparing and analyzing peer group compensation and plan design data;

- Reviewing and advising on the performance measures to be used in incentive awards;

- Valuing equity-based awards; and

- Reviewing and advising on principal aspects of executive and non-employee director compensation, including base salaries, bonuses and equity-based awards for executives, and cash compensation and equity-based awards for non-employee directors.

The Compensation Committee considered the independence of its compensation consultant in light of standards under the NYSE Manual. The Compensation Committee requested and received a letter from the compensation consultant addressing its independence, including the factors described below:

- Other services provided to us by the consultant;

- Fees paid by us as a percentage of the consultant's total revenue;

- Policies or procedures maintained by the consultant that are designed to prevent a conflict of interest;

- Any business or personal relationships between the individual consultants involved in the engagement and a member of the Compensation Committee;

- Any Common Stock owned by the individual consultants involved in the engagement; and

- Any business or personal relationships between our executives and the consultant or the individual consultants involved in the engagement.

The Compensation Committee took into account these considerations, along with other factors relevant to the compensation consultant's independence from management, and concluded the compensation consultant is independent and the engagement of the compensation consultant did not raise any conflict of interest.

Role of Management in Compensation Decisions

The Compensation Committee reviews information provided by its compensation consultant and uses that information as a reference point for the components of compensation. The Compensation Committee and the Chief Executive Officer discuss the financial metrics and operational goals intended to closely align performance targets of the business units and the Company as a whole with our strategic goals. The Chief Executive Officer makes recommendations to the Compensation Committee for executives other than himself with respect to annual salary adjustments, annual incentive adjustments and grants of equity-based awards under our incentive plans. The Compensation Committee makes the final decision with respect to the compensation of these executives, taking into consideration the Chief Executive Officer's recommendations.

The Compensation Committee annually receives input from the entire Board with respect to the Chief Executive Officer's performance and recommends his compensation level to the Board. The Board discusses and approves the annual salary of the Chief Executive Officer. The Chair of the Compensation Committee and another Compensation Committee member designated by the Chair meet with the Chief Executive Officer to discuss the Chief Executive Officer's performance and compensation based on evaluations received from the Board. These discussions are considered by the Compensation Committee in setting all elements of compensation for the Chief Executive Officer.

In fiscal 2015, the Chief Executive Officer was present at all of the Compensation Committee meetings, but was excused from the executive sessions of the Compensation Committee and did not participate in meetings or deliberations during which his compensation was discussed.

Income Tax Consequences of Executive Compensation

Section 162(m) of the Code generally denies a corporate tax deduction for annual compensation exceeding $1 million paid to NEOs (other than the CFO). The limitation does not apply to compensation based on achievement of pre-established performance goals if certain requirements are met. The 2006 Stock Plan, and the PRSUs granted thereunder, as well as the annual cash incentive award under the MIP, are intended to permit such awards to qualify as performance-based compensation to maximize the tax deductibility of these awards. These awards may not be fully deductible under all circumstances, as a number of additional requirements must be met for the awards to qualify as performance-based compensation. In addition, the Compensation Committee believes stockholder interests are best served by not restricting its discretion and flexibility in structuring compensation programs, even though such programs may result in certain non-deductible compensation expenses, and therefore, it reserves the discretion to award compensation that is not exempt from the deduction limits of Section 162(m).

We are seeking stockholder approval of the Amended MIP. If approved by stockholders, the Amended MIP would apply to awards granted for fiscal 2016, as well as to future awards. See "Matters to be Voted On — Proposal Three — Amendment of 2010 Management Incentive Plan and Re-approval of Performance Goals Under the Plan."

Compensation Recovery (Clawback) Policy

Our employment agreements contain a provision requiring the employee, to the extent required by law, to reimburse us following the publication of a restatement of our financial statements due to material noncompliance with any financial reporting requirement under the securities laws as a result of misconduct for (a) incentive-based or equity-based compensation received and (b) any profits realized from the sale of our securities, in each case during the 12 months prior to discovery of the noncompliance. The Compensation Committee has exclusive authority to interpret and enforce this provision.

The Compensation Committee has adopted a "Clawback Policy" to recover pay that is determined to have been wrongfully earned by managerial or executive employees. As a result, all RSUs granted after November 30, 2009 include a clause that reduces the number of equity-based awards upon the occurrence of certain events. The Compensation Committee has the exclusive authority to interpret the Clawback Policy, and may offset compensation as necessary to recover amounts due under the Clawback Policy. The Compensation Committee may adopt changes to the Clawback Policy once the SEC issues final rules and the NYSE adopts related listing standards implementing the provisions of the Dodd-Frank Act related to compensation recovery.

Prohibition on Hedging and Pledging

We do not allow directors or employees to hedge the value of our equity securities held directly or indirectly by them. Our policy prohibits the purchase or sale of puts, calls, options or other derivative securities based on our securities, as well as hedging or monetization transactions, purchases of our equity securities on margin and borrowing against any account in which our securities are held. We prohibit pledging of Common Stock by executives or directors. We may adopt changes to our policy once the SEC issues final rules implementing the provisions of the Dodd-Frank Act related to hedging.

Stock Ownership Guidelines

The Compensation Committee has adopted stock ownership guidelines to promote a high level of stock retention among executives and non-employee directors. The guidelines require that the total value of the executive's or non-employee director's holdings of Common Stock must equal or exceed the specified target value shown below.

Position/Title	Target Ownership
Chief Executive Officer and President	6 x base salary
Group Presidents and Executive Vice Presidents	3 x base salary
Senior Vice Presidents	2 x base salary
Non-Employee Directors	4 x annual retainer

Our stock ownership guidelines are available on our website. See the Guidelines for more detail.

44

REPORT OF THE COMPENSATION AND HUMAN RESOURCES COMMITTEE

The Compensation Committee participated in the preparation of the Compensation Discussion and Analysis. Based on its review and discussions with management, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

See "Corporate Governance — Board Operations — Board Committee Information" for information concerning the Compensation Committee and its responsibilities.

Compensation and Human Resources Committee

Michael T. Tokarz, Chairman
Jerry W. Kolb
Joseph B. Leonard
Mark J. O'Brien
Bernard G. Rethore
Neil A. Springer


EXECUTIVE COMPENSATION


Summary Compensation Table

The amounts reported in the following table, including base salary, annual and long-term incentive amounts, benefits and perquisites, are described more fully under "Compensation Discussion and Analysis".

Name and Principal Position	Fiscal Year	Salary ($)	Bonus[1] ($)	Stock Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[4] ($)	All Other Compensation[5] ($)	Total ($)
Gregory E. Hyland	2015	900,000	27,000	2,248,099	280,485	19,044	51,122	3,525,750
Chairman, President and Chief Executive Officer	2014	891,667	—	2,214,126	941,867	23,115	50,813	4,121,588
	2013	875,000	—	1,391,729	1,097,338	17,982	50,235	3,432,284
Evan L. Hart	2015	389,673	—	652,443	96,560	—	31,769	1,170,445
Senior Vice President and Chief Financial Officer	2014	377,713	—	655,716	319,685	—	31,460	1,384,574
	2013	369,100	—	443,043	336,398	—	30,924	1,179,465
Keith L. Belknap	2015	385,760	—	703,181	89,218	—	38,787	1,216,946
Senior Vice President, General Counsel and Chief Compliance Officer; President of Mueller Technologies companies	2014	352,603	—	471,888	242,979	—	40,676	1,108,146
	2013	331,500	50,000	324,266	250,853	—	40,564	997,183
Gregory S. Rogowski	2015	418,382	—	631,719	196,283	—	34,005	1,280,389
President, Mueller Co.	2014	406,164	—	638,753	313,731	—	36,601	1,395,249
	2013	398,200	—	440,458	350,705	—	32,663	1,222,026
Thomas E. Fish	2015	401,494	12,000	1,398,128	27,266	—	47,267	1,886,155
President, Anvil International	2014	397,596	—	541,480	160,758	—	46,181	1,146,015
	2013	389,800	—	371,027	333,133	—	44,507	1,138,467

(1) Amounts for Messrs. Hyland and Fish include lump sum payments of $27,000 and $12,000, respectively, made in February 2015. See "Compensation Discussion and Analysis — Compensation Elements — Salary".

(2) The dollar amounts shown for RSU and PRSU awards represent the aggregate grant date fair values calculated in accordance with ASC 718, Stock Compensation, excluding the effect of forfeitures. These amounts include awards made to Messrs. Belknap and Fish in July 2015 and December 2014, respectively. See "Compensation Discussion and Analysis — Compensation Elements — Long-Term Equity-Based Compensation — Other Equity Awards". The dollar amounts shown for fiscal 2015 include the aggregate grant date fair values of PRSUs awarded in fiscal 2013, 2014 and 2015 for the fiscal 2015 performance period assuming target performance. Actual target performance for the fiscal 2015 performance period resulted in no awards of PRSUs for such period. Assuming maximum performance, the aggregate values of PRSUs awarded for the fiscal 2015 performance period would have been: $2,496,208 for Mr. Hyland; $741,891 for Mr. Hart; $534,321 for Mr. Belknap; $723,446 for Mr. Rogowski; and $613,050 for Mr. Fish. The dollar amounts shown for fiscal 2014 and 2013 include grant-date fair values, assuming target performance of the transition period PRSU awards that were paid in fiscal 2015. Estimated amounts that may be earned over the entire three-year award cycle of outstanding PRSUs are reflected in "Outstanding Equity Awards at 2015 Fiscal Year-End" below.

(3) Amounts reflect annual non-equity incentive plan compensation awards earned by our NEOs based on Company and segment financial performance and operational / individual performance. The amounts earned for fiscal 2015 were paid in December 2015. See "Compensation Discussion and Analysis — Compensation Elements — Annual Cash Incentive Awards".

(4) Amounts reflect accruals for deferred compensation for Mr. Hyland under a plan we established for his benefit. See "— Nonqualified Deferred Compensation During Fiscal Year 2015" below.

(5) Amounts reflect the combined value of each NEO's perquisites and compensation that is not otherwise reflected in the Summary Compensation Table. Amounts for fiscal 2015 are described in "—Summary Compensation Table — All Other Compensation" below.

Summary Compensation Table - All Other Compensation

The following table describes the amounts presented in the "All Other Compensation" column in the Summary Compensation Table for fiscal 2015.

Name	Vehicle Allowance or Use of Leased Vehicle ($)	Financial Planning [1] ($)	Contributions to 401(k) Plans ($)	Life and Long-Term Disability Insurance ($)	Other ($)	Total ($)
Gregory E. Hyland	24,000	—	10,600	13,522	3,000 [2]	51,122
Evan L. Hart	18,000	—	10,600	3,169	—	31,769
Keith L. Belknap	18,000	2,100	10,243	5,444	3,000 [2]	38,787
Gregory S. Rogowski	18,000	—	10,600	5,405	—	34,005
Thomas E. Fish	18,000	7,000	10,600	7,424	4,243 [3]	47,267

(1) NEOs are entitled to reimbursement of up to $7,500 of annual financial planning ($10,000 for the CEO).

(2) Represents annual executive physical exam expenses.

(3) Represents the incremental cost to us of Mr. Fish's spouse accompanying him on a sales incentive award trip.

Grants of Plan-Based Awards Table

The following table summarizes the equity awards made to our NEOs during fiscal 2015 on a grant-by-grant basis. Each of the equity-based awards granted during fiscal 2015 and reported in the following table was granted under, and is subject to the terms of, the 2006 Stock Plan.

Fiscal 2015 Grants of Plan-Based Awards Table

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards [1]			Estimated Future Issuance of Shares Under Equity Incentive Plans [2]			All Other Stock-Based Awards (#) [3]	Grant Date Fair Value of Stock-Based Awards ($) [4]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Gregory E. Hyland		—	900,000	1,800,000					
	12/2/2014 (5)				17,041	34,083	68,166		333,332
	12/2/2014							102,249	999,995
	12/3/2013 (5)				19,561	39,123	78,246		382,623
	11/27/2012 (5)				27,206	54,412	108,824		532,149
Evan L. Hart		—	292,255	584,510					
	12/2/2014 (5)				4,797	9,594	19,188		93,829
	12/2/2014							28,783	281,498
	12/3/2013 (5)				5,506	11,013	22,026		107,707
	11/27/2012 (5)				8,661	17,322	34,644		169,409
Keith L. Belknap		—	270,032	540,064					
	7/27/2015 (5)							28,506	236,030
	12/2/2014 (5)				3,408	6,816	13,632		66,660
	12/2/2014							20,449	199,991
	12/3/2013 (5)				3,912	7,824	15,648		76,519
	11/27/2012 (5)				6,338	12,677	25,354		123,981
Gregory S. Rogowski		—	313,787	627,573					
	12/2/2014 (5)				4,601	9,202	18,404		89,996
	12/2/2014							27,607	269,996
	12/3/2013 (5)				5,281	10,563	21,126		103,306
	11/27/2012 (5)				8,610	17,221	34,442		168,421
Thomas E. Fish		—	301,121	602,241					
	12/2/2014 (5)				3,919	7,839	15,678		76,665
	12/2/2014							111,616	1,091,604
	12/3/2013 (5)				4,499	8,998	17,996		88,000
	11/27/2012 (5)				7,252	14,505	29,010		141,859

(1) Amounts represent the range of possible cash payouts for fiscal 2015 awards under the annual cash incentive plan as described in "Compensation Discussion and Analysis - Compensation Elements - Annual Cash Incentive Awards". The awards that were earned based on actual performance for fiscal 2015 were paid in December 2015 and are shown in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

(2)   Represents PRSU awards that may be earned based on the achievement of performance goals in the 2015 performance period. See "Compensation Discussion and Analysis — Compensation Elements — Long-Term Equity-Based Compensation — Performance-Based Restricted Stock Units". Estimated amounts that may be earned over the three-year award cycle of PRSUs granted in fiscal 2013, 2014 and 2015 are reflected in "Outstanding Equity Awards at 2015 Fiscal Year-End" below.

(3)   Represents time-vesting RSUs. Each RSU entitles the grantee to receive one share of Common Stock upon vesting. The RSUs generally vest in equal installments on the first, second and third anniversaries of the grant date. See "Compensation Discussion and Analysis — Compensation Elements — Long-Term Equity-Based Compensation — Time-Based Restricted Stock Units".

(4)   See footnote 2 to the Summary Compensation Table for a description of the methods used to determine grant date fair value of equity-based awards.

(5)   Represents the range of shares of Common Stock that may vest after the end of the three-year award cycle applicable to a PRSU award solely with respect to the fiscal 2015 performance period, assuming achievement of threshold, target and maximum performance.

Outstanding Equity Awards at 2015 Fiscal Year-End

The following table sets forth information detailing the outstanding unexercised options and unvested RSUs and PRSUs held by each of our NEOs at September 30, 2015.

Name	Grant Date	Option Awards		Option Exercise Price ($) [2]	Option Expiration Date	Stock Awards			
		Number of Securities Underlying Unexercised Options (#)				Number of Units of Stock That Have Not Vested (#) [3]	Market Value of Units of Stock That Have Not Vested ($) [4]	Number of Performance Units That Have Not Vested (#)	Market Value of Performance Units That Have Not Vested ($) [4]
		Exercisable	Unexercisable						
Gregory E. Hyland [8]	12/15/06 [1]	69,611	—	20.56	02/22/16	—	—	—	—
	11/29/06	88,300	—	15.09	11/29/16	—	—	—	—
	11/29/07	226,757	—	10.66	11/29/17	—	—	—	—
	12/02/08	343,155	—	5.49	12/02/18	—	—	—	—
	12/01/09	281,748	—	5.05	12/01/19	—	—	—	—
	11/30/10	281,748	—	3.52	11/30/20	—	—	—	—
	11/29/11	90,931	—	2.03	11/29/21	—	—	—	—
	12/03/13 [6]	—	—	—		—	—	39,124	299,690
	12/02/14 [7]	—	—	—		102,249	783,227	68,166	522,152
Evan L. Hart	11/29/06	2,384	—	15.09	11/29/16	—	—	—	—
	11/29/07	10,459	—	10.66	11/29/17	—	—	—	—
	07/31/08	24,752	—	9.10	07/31/18	—	—	—	—
	12/02/08	66,539	—	5.49	12/02/18	—	—	—	—
	12/01/09	84,615	—	5.05	12/01/19	—	—	—	—
	11/30/10	84,615	—	3.52	11/30/20	—	—	—	—
	11/29/11	71,942	—	2.03	11/29/21	—	—	—	—
	11/27/12 [5]	—	—	—		17,321	132,679	—	—
	12/03/13 [6]	—	—	—		22,026	168,719	11,013	84,360
	12/02/14 [7]	—	—	—		28,783	220,478	19,189	146,988
Keith L. Belknap	04/02/12	22,335	—	3.54	04/02/22	—	—	—	—
	11/27/12 [5]	—	—	—		12,678	97,113	—	—
	12/03/13 [6]	—	—	—		15,649	119,871	7,826	59,947
	12/02/14 [7]	—	—	—		20,449	156,639	13,633	104,429
	07/27/15	—	—	—		28,506	218,356	—	—
Gregory S. Rogowski	12/01/09	85,839	—	5.05	12/01/19	—	—	—	—
	11/30/10	85,839	—	3.52	11/30/20	—	—	—	—
	11/29/11	70,684	—	2.03	11/29/21	—	—	—	—
	11/27/12 [5]	—	—	—		17,220	131,905	—	—
	12/03/13 [6]	—	—	—		21,126	161,825	10,564	80,920
	12/02/14 [7]	—	—	—		27,607	211,470	18,405	140,982
Thomas E. Fish [8]	08/22/06	10,502	—	16.95	08/22/16	—	—	—	—
	11/29/06	14,928	—	15.09	11/29/16	—	—	—	—
	11/29/07	53,433	—	10.66	11/29/17	—	—	—	—
	11/27/12 [5]	—	—	—		—	—	—	—
	12/03/13 [6]	—	—	—		—	—	8,999	68,932
	12/02/14 [7]	—	—	—		111,616	854,979	15,678	120,093

(1) Represents options granted in connection with our separation from Walter Industries (now Walter Energy) in December 2006. These awards were intended to replace equity awards made prior to August 2006 by Walter Industries. The exercise price of these options reflected a conversion ratio of 3.239:1 and the vesting dates and expiration dates were identical to the replaced awards.

(2) Option exercise prices are equal to the closing price of Common Stock on the NYSE on the respective grant dates.

(3) RSUs granted on 11/27/12, 12/03/13 and 12/02/14 each vest in equal installments on the first, second and third anniversaries of the respective grant dates.

(4) "Market value" is calculated by multiplying the number of RSUs or PRSUs that have not vested by the closing price of Common Stock on the NYSE on September 30, 2015 of $7.66 per share.

(5) Represents PRSUs granted in fiscal 2013 for a three-year award cycle (fiscal 2013 through fiscal 2015). The performance units shown are based on actual performance for fiscal 2013 and 2014 and assume target performance for fiscal 2015. Actual performance for each of fiscal 2013 and 2014 was 200% of target. See "Compensation Discussion and Analysis — Compensation Elements — Long-Term Equity-Based Compensation — Performance-Based Restricted Stock Units".

(6) Represents PRSUs granted in fiscal 2014 for a three-year award cycle (fiscal 2014 through fiscal 2016). The PRSUs shown are based on actual performance for fiscal 2014 and assume target performance for fiscal 2015 and 2016. Actual performance for fiscal 2015 was 200% of target. See "Compensation Discussion and Analysis — Compensation Elements — Long-Term Equity-Based Compensation — Performance-Based Restricted Stock Units".

(7) Represents PRSUs granted in fiscal 2015 for a three-year award cycle (fiscal 2015 through fiscal 2017). The PRSUs shown are based on actual performance for fiscal 2015 and assume target performance for fiscal 2016 and 2017. Actual performance for fiscal 2015 was 0% of target. See "Compensation Discussion and Analysis — Compensation Elements — Long-Term Equity-Based Compensation — Performance-Based Restricted Stock Units".

(8) Messrs. Hyland and Fish are "retirement-eligible" under the terms and for purposes of the 2006 Stock Plan. Accordingly, for purposes of this table, all of their outstanding equity-based awards (other than unearned and outstanding PRSUs) are deemed vested, other than awards granted after December 2013. Beginning in December 2013, all equity-based awards (other than PRSUs) require a grantee who is or becomes retirement-eligible prior to an initial vesting date to remain in continuous service from the grant date through at least the first anniversary thereof to receive accelerated vesting upon retirement.

Fiscal 2015 Option Exercises and Stock Vested Table

The following table shows stock options exercised and RSUs held by our NEOs for which vesting occurred during fiscal 2015.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise	Value Realized on Exercise[1] ($)	Number of Shares Acquired on Vesting	Value Realized on Vesting[2] ($)
Gregory E. Hyland	181,862	1,442,948	290,540	2,795,592
Evan L. Hart	—	—	81,996	789,664
Keith L. Belknap	—	—	72,727	723,567
Gregory S. Rogowski	69,735	384,637	73,387	707,713
Thomas E. Fish	21,156	157,532	64,451	621,181

(1) Calculated by subtracting the exercise price of the option from the closing price of Common Stock on the NYSE on the exercise date, multiplied by the number of options exercised.

(2) Calculated as the closing price of Common Stock on the NYSE on the vesting date multiplied by the number of RSUs that vested.

Nonqualified Deferred Compensation During Fiscal 2015

Mr. Hyland participates in a deferred compensation plan pursuant to the terms of his employment agreement. None of our other NEOs participate in any executive deferred compensation plan. Mr. Hyland accumulated aggregate earnings from interest in fiscal 2015 of $19,044 and held an aggregate balance on September 30, 2015 of $626,391. These contributions and aggregate earnings are reflected in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table.

Pension Plan

None of our NEOs participate in a defined benefit pension plan. Each NEO participates in our 401(k) plan, under which we make matching contributions in accordance with the terms of that plan.

Employment, Severance and Change-in-Control Arrangements

At September 30, 2015, we maintained employment agreements with each NEO. The following table sets forth certain information with respect to these agreements.

Name [1]	Base Salary [2] ($)	2015 Annual Target Bonus as Percent of Base Salary [3] (%)	Monthly Car Allowance ($)	Annual Vacation	Severance Benefits as Percent of Salary [4] (%)
Gregory E. Hyland [5]	900,000	100	2,000	4 weeks	300.0
Evan L. Hart	393,500	75	1,500	4 weeks	262.5
Keith L. Belknap	420,000	70	1,500	4 weeks	240.0
Gregory S. Rogowski	422,500	75	1,500	4 weeks	262.5
Thomas E. Fish	401,494	75	1,500	5 weeks	262.5

(1)   Each agreement provides for an annual equity opportunity, which is subject to the discretion of the Compensation Committee in the case of Mr. Hyland and commensurate with their executive-level position in the case of each other NEO. Each agreement also entitles the employee to receive reimbursement for financial planning services and the cost of an annual physical exam.

(2)   Salaries are reviewed annually. Amounts shown represent annual salaries as of September 30, 2015.

(3)   Payout can range from zero to up to twice the amount of the target based on the satisfaction of predetermined financial, operational and individual performance objectives.

(4)   Paid in monthly installments over 24 months in the case of Mr. Hyland and over 18 months in the case of each other NEO. Also includes a lump sum payment of unpaid salary and other benefits.

(5)   Mr. Hyland participates in an unfunded deferred compensation plan. See "— Nonqualified Deferred Compensation During Fiscal 2015".

Potential Payments Upon Termination or Change-in-Control

At September 30, 2015, we maintained change-in-control agreements with each NEO.

Under these agreements, upon a change-in-control (as defined in the agreement) of Mueller Water Products, Inc., all outstanding options and RSUs would immediately vest. The value of PRSUs reflects the pro rata portion of shares earned during the performance period and payout at target for future performance periods within the award cycle. In addition, if the executive's employment is terminated other than for Cause or for Good Reason (each as defined in the agreement) within 24 months following a change-in-control, the executive would be entitled to a lump-sum severance payment equivalent to base salary and annual incentive bonus (generally calculated as the average of actual annual incentive bonuses over the preceding three years) and continuation of certain benefits, such as group life and medical insurance coverage for a period of 24 months. The agreements for Messrs. Hyland, Hart and Rogowski provide for an additional payment sufficient to eliminate the effect of any applicable excise tax on severance payments in excess of an amount determined under Section 280G of the Code. We would not be able to deduct payments subject to the excise tax for federal and state income tax purposes. The agreements provide that no executive is entitled to receive duplicative severance benefits under any other Company-related plans or programs if benefits are triggered.

The following table sets forth the potential benefits each NEO would be entitled to receive upon termination of employment in the situations outlined below. The NEO would not be entitled to the severance benefits described below if he terminates his employment without Good Reason or is terminated for Cause. The amounts shown are estimates and do not necessarily reflect the actual amounts that would be paid to the NEOs, which would only be known at the time they become eligible for payment. The amounts shown are the amounts that could be payable under existing plans and arrangements if the NEO's employment had terminated on September 30, 2015, including (other than for Messrs. Belknap and Fish) an estimated gross-up for certain taxes in the event that any payments made in connection with a change-in-control were subject to the excise tax imposed by Section 4999 of the Code.

The termination events pursuant to which the NEOs are entitled to potential payments are as follows:

A - Severance arrangement for termination without cause or for good reason
B - Termination without cause after a change-in-control or, if applicable, sale of segment
C - Death, disability or retirement

Potential Payments Upon Termination or Change-in-Control Table

Name		Cash Severance ($)		Bonus Earned as of Event Date[1] ($)	Vesting of Unvested Long-Term Awards[2] ($)	Health, Welfare and Other Benefits Continuation ($)		Outplacement[3] ($)	Sec 280G Excise Tax and Related Gross-Up[4] ($)	Total ($)
Gregory E. Hyland	A	3,395,622	[5]	280,485	—	50,281	[9]	25,000	—	3,751,388
	B	3,663,914	[6]	280,845	3,598,760	50,281	[9]	315,000	—	7,908,800
	C	626,391	[7]	—	2,776,926	—		—	—	3,403,317
Evan L. Hart	A	1,063,207	[5]	96,560	—	14,088	[9]	25,000	—	1,198,855
	B	1,128,676	[6]	96,560	1,043,752	18,785	[9]	137,725	—	2,425,498
	C	—		—	812,412	—		—	—	812,412
Keith L. Belknap	A	1,040,308	[5]	89,218	—	25,334	[9]	25,000	—	1,179,860
	B	1,046,456	[6]	89,218	965,620	33,778	[9]	147,000	—	2,282,072
	C	—		—	801,259	—		—	—	801,259
Gregory S. Rogowski	A	1,141,563	[5]	196,283	—	10,329	[9]	25,000	—	1,373,175
	B	1,185,489	[6]	196,283	1,010,400	13,771	[9]	147,875	—	2,553,818
	C	—		—	788,513	—		—	—	788,513
Thomas E. Fish	A	1,092,527	[5]	27,266	—	28,923	[9]	25,000	—	1,173,716
	B	1,036,333	[8]	27,266	1,533,049	38,564	[9]	140,523	—	2,775,735
	C	—		—	1,344,031	—		—	—	1,344,031

(1) Each is entitled to a pro rata share of the current fiscal year bonus in the event of termination without Cause or after a change-in-control. Amounts in this table assume a termination date of September 30, 2015 and represent the actual bonus paid for fiscal 2015 since this amount would not have otherwise been paid at that date.

(2) The value of stock options is calculated as the difference between the closing price of Common Stock on September 30, 2015 and the option exercise prices per share multiplied by the number of in-the-money options. The value of RSUs is the closing price of Common Stock on September 30, 2015 multiplied by the number of RSUs. The value of PRSUs reflects the pro rata portion of shares earned during the performance period and payout at target for future performance periods within the award cycle. The closing price of our common stock on September 30, 2015 on the NYSE was $7.66. Upon termination due to death, disability or retirement, only the equity awards granted beginning November 2007 vest automatically in accordance with their terms.

(3) Services in Case A will be reasonable in our sole discretion. Services in Case B will be provided for up to two years, but will not exceed 35% of the NEO's base salary at the time of termination.

(4) The estimated gross-up for purposes of Section 280G is calculated by determining if the total amount payable to the executive contingent upon a change-in-control exceeds 2.99 times the average of the annual eligible compensation payable to the executive during the preceding five years. If the total amount payable exceeds the average annual compensation amount, a "gross-up" amount is added to the amounts paid to the executive (other than Messrs. Belknap and Fish) in order to put the executive in the same after-tax position as if he had not been subject to the excise tax.

(5) Cash severance is equal to a percentage of current annual base salary plus accrued but untaken vacation. The percentage applicable to Mr. Hyland is 300%. The percentage applicable to Messrs. Hart, Rogowski and Fish is 262.5%. The percentage applicable to Mr. Belknap is 240%. Cash severance to Mr. Hyland also includes payout under the Retirement Plan. Accrued vacation assumes no vacation has been taken.

(6) Cash severance for Messrs. Hyland, Hart and Rogowski is equal to two times annual base salary plus two times the average bonus over the last three years, plus accrued but untaken vacation. Cash severance to Mr. Hyland also includes payout under the Retirement Plan. Cash severance for Mr. Belknap is equal to two times annual base salary plus one and a half times the average bonus over the last three years (unless reduced as described in footnote 11), plus accrued but untaken vacation. Accrued vacation assumes no vacation has been taken.

(7) Cash severance to Mr. Hyland includes payout under the Retirement Plan. See "— Nonqualified Deferred Compensation During Fiscal 2015".

(8) Cash severance is equal to the lesser of two times annual base salary plus two times the average bonus over the last three years or 2.99 times annual base salary, plus accrued but untaken vacation.

(9) Welfare benefits are continued for up to 24 months for Mr. Hyland and 18 months for other NEOs from the separation date based on the current elections and plan premiums.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table lists information as of January 12, 2016 about the number of shares of Common Stock beneficially owned by each incumbent director, each NEO, all of our directors and current executive officers as a group, and each person or group known by us to own more than 5% of our Common Stock. Unless otherwise noted, voting power and investment power in Common Stock are exercisable solely by the named person. At January 12, 2016, there were 161,198,926 shares of Common Stock outstanding.

Name and Address of Beneficial Owner [1]	Aggregate Number of Shares of Common Stock Beneficially Owned [2]	Percent of Outstanding Common Stock
Shirley C. Franklin, Director	112,165 [3]	*
Thomas J. Hansen, Director	90,016 [3]	*
Gregory E. Hyland, Chairman, President and Chief Executive Officer	2,971,162 [4]	1.8
Jerry W. Kolb, Director	200,462 [3]	*
Joseph B. Leonard, Director	211,910 [3]	*
Mark J. O'Brien, Director	182,910 [3]	*
Bernard G. Rethore, Director	209,214 [3]	*
Neil A. Springer, Director	181,736 [3] [5]	*
Lydia W. Thomas, Director	144,271 [3]	*
Michael T. Tokarz, Director	507,958 [3]	*
Evan L. Hart, Senior Vice President and Chief Financial Officer	721,119	*
Keith L. Belknap, Senior Vice President, General Counsel and Chief Compliance Officer; President of Mueller Technologies companies	135,895	*
Gregory S. Rogowski, President, Mueller Co.	566,842	*
Thomas E. Fish, President, Anvil	411,291 [6]	*
All directors and executive officers as a group (17 individuals)	7,474,460	4.6
Dimensional Fund Advisors LP 6300 Bee Cave Road, Building One, Austin, TX 78746	11,000,452 [7]	6.8
Vanguard Group Inc. PO Box 2600, V26, Valley Forge, PA 19482-2600	10,175,150 [8]	6.3
BlackRock, Inc. 55 East 52nd Street, New York, NY 10055	9,005,323 [9]	5.6

* Less than 1% of outstanding common stock.

(1) The address of each of our directors and executive officers is c/o Mueller Water Products, Inc., 1200 Abernathy Road, N.E., Suite 1200, Atlanta, Georgia 30328.

(2) Beneficial ownership as reported in the table has been determined in accordance with the rules of the SEC. Under those rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of, or to direct the disposition of, such security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under such rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may disclaim any beneficial interest. Except as indicated in other notes to this table, directors and executive officers possessed sole voting and investment power with respect to all shares of Common Stock referred to in the table. See "Executive Compensation — Outstanding Equity Awards at Fiscal Year-End Table" for more information concerning outstanding equity awards to our NEOs and "Director Compensation — Director Compensation Summary" for more information concerning outstanding equity awards to our directors.

(3) Each director is "retirement-eligible" under and for purposes of the 2006 Stock Plan. Accordingly, for purposes of this table, all of their outstanding equity-based awards are deemed vested. Beginning with the equity-based awards granted to directors in January 2014, all such awards to directors require a grantee who is or becomes retirement-eligible prior to an initial vesting date to remain in continuous service from the grant date through at least the first anniversary thereof to receive accelerated vesting upon retirement. The beneficial ownership reported in the table assumes each grantee of an award on January 28, 2015 will remain in continuous service through January 28, 2016. Because Mr. Springer is scheduled to retire from the Board at a Board meeting scheduled for January 27, 2016, the vesting of outstanding stock awards will accelerate on that date.

(4) Includes 213,898 RSUs and no options that are subject to accelerated vesting upon retirement. Also includes 78,246 PRSUs earned with respect to the 2014 and 2015 performance periods under the December 3, 2013 grant and 0 PRSUs earned with respect to the 2015 performance period under the December 2, 2014 grant.

(5)   Reflects the vesting of outstanding stock awards that will accelerate on January 27, 2016, the date on which Mr. Springer is expected to retire from the Board.

(6)   Includes 112,775 RSUs and no options that are subject to accelerated vesting upon retirement. Also includes 17,996 PRSUs earned with respect to the 2014 and 2015 performance periods under the December 3, 2013 grant and no PRSUs earned with respect to the 2015 performance period under the December 2, 2014 grant.

(7)   As reported on Schedule 13G/A filed with the SEC on February 2, 2015, Dimensional Fund Advisors LP has sole investment discretion with respect to 11,000,452 shares and sole voting power with respect to 10,621,967 shares.

(8)   As reported on Schedule 13G/A filed with the SEC on February 11, 2015, Vanguard Group, Inc. has sole investment discretion with respect to 10,175,150 shares and sole voting power with respect to 199,346 shares.

(9)   As reported on Schedule 13G/A filed with the SEC on February 2, 2015, Blackrock, Inc. has sole investment discretion of 9,005,323 shares and sole voting power with respect to 8,645,452 shares.



QUESTIONS ABOUT VOTING AND THE ANNUAL MEETING

When and where is the Annual Meeting?

Our Annual Meeting will be held on Friday, February 26, 2016 at 10:00 A.M., Eastern Time, in the Abernathy Room on the 3rd Floor of Building 500 at Northpark Town Center located at 1100 Abernathy Road, N.E., in Atlanta, Georgia.

What is the purpose of the Annual Meeting?

At the Annual Meeting, stockholders will vote on matters summarized in this Proxy Statement. This Proxy Statement contains important information for you to consider when deciding how to vote.

Who is entitled to vote?

You may vote at the Annual Meeting, and any adjournment or postponement thereof, if you were a holder of record of our Common Stock at the close of business on January 12, 2016, the record date. On the record date, there were 161,198,926 shares of Common Stock outstanding. Each share of Common Stock represented at the Annual Meeting is entitled to one vote.

Who is soliciting my vote?

The Board is soliciting your proxy to vote your shares at the Annual Meeting. We made our proxy solicitation materials available to you on the Internet or, upon your request, we have delivered printed versions of these materials to you by mail, in connection with our solicitation of proxies.

What is included in the proxy materials?

The proxy materials for the Annual Meeting include the Notice of Internet Availability of Proxy Materials, this Proxy Statement and the Annual Report. If you requested printed versions by mail, these proxy materials also include the proxy card or voting instruction form for the Annual Meeting. These materials were first sent or made available to stockholders on or about January 15, 2016.

What proposals require my vote, what vote is required to approve each proposal, how will abstentions and broker non-votes be treated and how does the Board recommend I vote?

Voting Item	Voting Standard	Treatment of Abstentions & Broker Non-Votes	Board Recommendation
Elect Directors	Plurality of votes cast	Not counted as votes cast and, therefore, no effect	FOR
Say on Pay	Majority of votes cast	Not counted as votes cast and, therefore, no effect	FOR
Amend 2010 Management Incentive Plan and Re-Approval of Performance Goals	Majority of votes cast	Not counted as votes cast and, therefore, no effect	FOR
Amend 2006 Employee Stock Purchase Plan	Majority of votes cast	Not counted as votes cast and, therefore, no effect	FOR
Amend 2006 Stock Incentive Plan and Re-Approval of Performance Goals	Majority of votes cast	Not counted as votes cast and, therefore, no effect	FOR
Ratify Auditor	Majority of votes cast	N/A	FOR

Will any other business be conducted at the Annual Meeting?

Management is not aware of any items, other than those referred to in this Proxy Statement, that may properly come before the Annual Meeting.

How are proxies voted?

Shares represented by all valid proxies received on time will be voted as specified. If a valid proxy form is received and does not indicate specific choices, the shares will be voted in accordance with the Board's recommendations. The Board has designated Gregory E. Hyland, Evan L. Hart and Keith L. Belknap as proxies for the Annual Meeting.

How may I vote?

If your shares are registered directly in your name with our transfer agent, you are a "registered stockholder." Registered stockholders may vote by:

- Internet at the web address noted in the Notice, proxy materials email or proxy card that you received (we encourage you to vote in this manner);

- Telephone through the number noted in the proxy card that you received (if you received a proxy card);

- Signing and dating your proxy card (if you received a proxy card) and mailing it to the indicated address; or

- Attending the Annual Meeting and voting in person.

If your shares are held in a bank or brokerage account, you are a "beneficial stockholder" and you should refer to the instructions provided by your bank, brokerage or other nominee regarding how to vote your shares.

If you plan to vote other than by attending the Annual Meeting and voting in person, your vote must be received by 11:59 P.M., Eastern Time on February 25, 2016.

How can I change my vote?

You can revoke a proxy prior to the completion of voting at the Annual Meeting by:

- Voting again using the Internet or by telephone prior to the Annual Meeting;

- Delivering a later-dated proxy card; or

- Voting in person at the meeting (if you are a beneficial stockholder).

What constitutes a quorum for the Annual Meeting?

The holders of a majority of the voting power of the outstanding shares of Common Stock at the close of business on the record date must be present, either in person or represented by proxy, to constitute a quorum necessary to conduct the Annual Meeting. Shares represented by proxies received but marked as abstentions or as withholding voting authority for any or all director nominees, and shares represented by proxies received but reflecting broker non-votes, will be counted as present at the Annual Meeting for purposes of establishing a quorum.

Why did I receive a Notice in the mail instead of a printed set of proxy materials?

We are permitted by SEC rules to furnish proxy materials to stockholders by providing access to those documents on the Internet. Stockholders will not receive printed copies of the proxy materials unless they request them. The Notice provides instructions on how to access and review the Proxy Statement and the Annual Report over the Internet at *www.proxyvote.com* (for beneficial stockholders) and *www.edocumentview.com/mwa* (for registered stockholders), and how to submit a proxy over the Internet. If you would like to receive a paper or email copy of the proxy materials, please follow the instructions in the Notice.

What does it mean if I receive more than one Notice, proxy materials email or proxy card?

It means you have multiple accounts holding Common Stock with brokers and/or our transfer agent. You will need to vote separately with respect to each Notice, proxy materials email or proxy card you receive.

What do I need to do if I want to attend the Annual Meeting?

Attendance at the Annual Meeting is limited to our stockholders, members of their immediate families or their representatives. To gain admittance to the Annual Meeting, you may be required to show evidence that you were a holder of Common Stock on the record date. We reserve the right to limit the number of representatives who may attend the Annual Meeting.

How are proxies solicited and what is the cost?

We bear all expenses incurred in connection with the solicitation of proxies. We have engaged Alliance Advisors LLC to assist with the solicitation of proxies for an estimated fee of $7,000, plus expenses. We will reimburse brokers, fiduciaries and custodians for their costs in forwarding proxy materials to beneficial holders of Common Stock. Our directors, officers and employees also may solicit proxies in return for no additional compensation.

GENERAL INFORMATION

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires executive officers and directors and persons who beneficially own more than 10% of a company's common stock (together, "Reporting Persons") to file initial reports of ownership and reports of changes in ownership with the SEC. Reporting Persons are required by SEC rules to furnish companies with copies of all Section 16(a) forms they file. Based solely on a review of copies of such forms furnished to us and written representations from the executive officers and directors, we believe our Reporting Persons complied with all Section 16 filing requirements during fiscal 2015.

Other Business for Presentation at the Annual Meeting

The Board and management do not intend to bring before the Annual Meeting any matters other than those disclosed in the Notice of Annual Meeting of Stockholders, nor do they know of any business that other persons intend to present at the Annual Meeting. Should any other matter or business requiring a vote of stockholders arise, the persons named in the enclosed proxy intend to exercise the authority conferred by the proxy and vote the shares represented thereby in respect of any such other matter or business in accordance with their best judgment in the interest of Mueller Water Products, Inc.

Other Information

Consolidated financial statements for Mueller Water Products, Inc. are included in the 2015 Annual Report filed with the SEC, 100 F Street, N.E., Washington, D.C. 20549, and the New York Stock Exchange. A copy of the Form 10-K (excluding exhibits) will be furnished, without charge, by writing to the Corporate Secretary, Mueller Water Products, Inc., 1200 Abernathy Road, N.E., Suite 1200, Atlanta, Georgia 30328. The Form 10-K is also available on the SEC's website at *www.sec.gov* or on our website at *www.muellerwaterproducts.com*.

STOCKHOLDER INFORMATION

Stockholder Proposals for Inclusion in Next Year's Proxy Statement

SEC rules permit stockholders to submit proposals for inclusion in our proxy statement if the stockholder and the proposal meet the requirements specified in Rule 14a-8 under the Exchange Act.

- **When to submit?** Any stockholder proposals submitted in accordance with Rule 14a-8 must be received at our principal executive offices no later than the close of business on September 17, 2016.

- **Where to submit?** Proposals should be addressed to Corporate Secretary, Mueller Water Products, Inc., 1200 Abernathy Road, N.E., Atlanta, Georgia 30328.

- **What to submit?** Proposals must conform to and include the information required by Rule 14a-8.

We encourage stockholders to contact our Corporate Secretary prior to submitting a stockholder proposal or any time they have concerns about us.

Procedures for Business Matters and Director Nominations for Consideration at Next Year's Annual Meeting of Stockholders

Our Bylaws provide that any stockholder proposal, including director nominations, that is not submitted for inclusion in next year's proxy statement under Rule 14a-8, but is instead sought to be presented directly at next year's annual meeting of stockholders must be delivered to our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the date we commenced mailing these proxy materials.

- **When to submit?** Stockholder proposals submitted under these Bylaw provisions must be received no earlier than September 17, 2016 and no later than the close of business on October 17, 2016.

- **Where to submit?** Proposals should be addressed to Corporate Secretary, Mueller Water Products, Inc., 1200 Abernathy Road, N.E., Atlanta, Georgia 30328.

- **What to submit?** Proposals must include the information required by our Bylaws, which are available on our website. If the notice delivered to our Corporate Secretary does not contain all of the information specified in our Bylaws, the proposed business will not be transacted at the annual meeting.

By Order of the Board of Directors.

Keith L. Belknap
Corporate Secretary

Atlanta, Georgia
January 15, 2016

Reconciliation of Non-GAAP Measures to GAAP Results

Net income	$	30.9
Adjustments to net income:		
Loss on early extinguishment of debt, net of tax		19.0
Loss on Walter receivable, net of tax		7.0
Restructuring, net of tax		5.6
Foreign currency		4.2
Other		0.2
Adjusted net income	$	66.9
Net cash provided by operating activities	$	87.8
Capital expenditures		(37.5)
Free cash flow		50.3
Adjustments to free cash flow:		
Foreign currency		6.9
Restructuring		5.7
Accrued interest adjustment		7.4
Pension related		1.4
Income taxes		(6.7)
Other		1.2
Consolidated adjusted free cash flow	$	66.2
Mueller Co. operating income		145.3
Adjustments to operating income:		
Foreign currency		7.0
Maintenance supply and tooling cost adjustment		(1.0)
Other		0.6
Mueller Co. adjusted operating income	$	151.9
Anvil operating income	$	30.6
Adjustments to operating income:		
Foreign currency		0.7
Maintenance supply and tooling cost adjustment		(0.5)
Anvil adjusted operating income	$	30.8

Exhibit B

Mueller Water Products, Inc.
Amended and Restated 2010 Management Incentive Plan

I.   Purpose and Background

This Management Incentive Plan (the "Plan") is intended to promote the interests of Mueller Water Products, Inc. by offering an incentive opportunity to certain officers, key executives and other employees. Certain bonus awards under the Plan are intended to qualify as "performance-based compensation" under Section 162(m) of the Code.

The Plan was originally approved by the Committee on December 1, 2009 and approved by the Company's stockholders on January 28, 2010. On December 1, 2015, the Committee approved the amendment and restatement of the Plan.

II.   Definitions

As used in this Plan, the terms below shall have the following meanings ascribed to them:

A.   "Administrator" shall mean the Committee, with respect to the Covered Participants and with respect to all other employees, the Chief Executive Officer or his designee.

B.   "Base Pay" shall mean base salary as of the beginning day of the Fiscal Year, before taxes, Social Security and other deductions.

C.   "Board of Directors" or "Board" shall mean the Board of Directors of the Company.

D.   "Change of Control" means the occurrence of any of the following events:

(i)   The sale, exchange, lease or other disposition, in one or a series of related transactions, of all or substantially all of the assets of the Company to a person or group of related persons, as such terms are defined or described in Sections 3(a)(9) and 13(d)(3) of the Exchange Act;

(ii)   A merger or consolidation or similar transaction involving the Company if the stockholders of the common stock of the Company immediately prior to such transaction do not own a majority of the outstanding common stock of the surviving company or its parent immediately after the transaction in substantially the same proportions relative to each other as immediately prior to such transaction;

(iii)   Any person or group becomes the beneficial owner, directly or indirectly, of more than 50% of the total voting power of the voting stock of the Company, including by way of merger, consolidation or otherwise (for the purposes of this clause (iii), a member of a group will not be considered to be the beneficial owner of the securities owned by other members of the group other than in response to a contested proxy or other control battle); or

(iv)   During any period of two (2) consecutive years, individuals who at the beginning of such period constituted the Board (together with any new directors whose election by such Board or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors of the Company then still in office, who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board then in office.

E.   "Code" shall mean the Internal Revenue Code of 1986, as amended.

F.   "Committee" shall mean a committee of two or more members consisting solely of members of the Compensation and Human Resources Committee of the Board, or in the absence of such a Committee, the Board, who qualify as "outside directors" under Section 162(m) of the Code.

G.   "Company" shall mean Mueller Water Products, Inc., including its subsidiaries and affiliates.

H. "Covered Participant" means a Participant who is a "covered employee," as defined in Section 162(m) of the Code and the regulations or other guidance promulgated by the Internal Revenue Service under Section 162(m) of the Code, or any successor statute, and such other key executives as the Committee shall determine.

I. "Disability" shall mean a permanent disability that would entitle the employee to benefits under the Company's long-term disability plan.

J. "Fiscal Year" shall mean the Company's then current fiscal year, which currently commences on October 1 and ends on September 30.

K. "Participant" shall mean any employee who has been selected to participate in the Plan for the Performance Period.

L. "Performance-Based Compensation" shall mean compensation that qualifies for the "qualified performance-based compensation exception" under Section 162(m) of the Code, or any successor provisions.

M. "Performance Goal" shall mean such goals as are identified as such in Section V.

N. "Performance Period" shall mean the Company's Fiscal Year, or such shorter period as determined by the Committee.

III. Administration

The Plan shall be administered by the Committee, no member of which serving shall be eligible to receive an award under the Plan. The Committee shall have the authority to amend, modify and interpret the Plan and to make all determinations relating to the Plan as it may deem necessary or advisable for the administration of the Plan. Decisions of the Committee on all matters relating to the Plan shall be binding and conclusive on all parties, including the Company and the Participants. The Chief Executive Officer may administer the Plan for employees who are not Covered Participants.

IV. Participation

The Committee shall determine the Covered Participants eligible to participate in the Plan for each Performance Period. The Chief Executive Officer shall determine the eligibility of other employees in the Plan for each Performance Period.

V. Operation of the Plan

A. *Establishment of Performance Goals*

No later than 90 days after the start of the Fiscal Year (or such shorter period as shall be required by the Code in the event a Performance Period is shorter than a Fiscal Year) the Administrator shall establish in writing certain performance goals for each Participant. Each Participant will be assigned performance goals that are selected from the performance measures listed in V.B. Performance goals may be based on a combination of individual performance objectives and/or financial and operational objectives, except that performance goals upon which the payment or vesting of a bonus award to a Covered Participant that is intended to qualify as Performance-Based Compensation shall be limited to the financial and operational performance goals in V.B.

In the event that a Participant's position is substantially tied to one or more business segments, subsidiaries or divisions of the Company, then the performance goals may relate, in whole or in part, to the performance of such segments, subsidiaries or divisions rather than to the Company as a whole.

B. *Financial and Operational Performance Goals*

Any one or more of the following performance measures may be used by the Administrator as a performance goal for all or part of a bonus award, based on the relative or absolute attainment of specified levels of one or any combination of the performance measures:

(a)   Net sales or growth in net sales,

(b)   Earnings, as determined by GAAP or before or after discontinued operations, interest, taxes, or depreciation and/or amortization ("EBITDA"),

(c)   Earnings per share (including diluted earnings per share) or book value per share,

(d)   Income (including gross, net or pre-tax income),

(e)   Operating income before or after discontinued operations and/or taxes,

(f)   Cash flow (including free cash flow) or cash position,

(g)   Gross or operating margin,

(h)   Stock price appreciation,

(i)   Market share,

(j)   Return (before or after taking into account taxation or tax rates) on sales, assets, equity, investment or invested capital,

(k)   Cost reductions or expense management,

(l)   Improvement of financial ratings or capital structure,

(m)   Working capital or working capital relative to some other measure (e.g., as a percent of net sales or return on net assets),

(n)   Days of working capital,

(o)   Profitability of an identifiable business unit or product,

(p)   Total stockholder return,

(q)   Funds from operations and

(r)   Consummation of acquisitions or sales of certain Company assets, subsidiaries or other businesses.

The selected levels may be absolute in their terms or measured against or in relationship to net sales or other companies comparably, similarly or otherwise situated. Wherever feasible, the Administrator will establish target, threshold (as hereinafter defined) and maximum objectives for each performance goal.

C.   *Individual Performance Goals*

The Administrator may establish individual performance goals for all Participants. All such goals shall be set with target, minimum (or threshold) and maximum objectives for each performance goal.

D.   *General Matters*

As to each performance goal, the relevant measurement of performance shall be computed in accordance with generally accepted accounting principles, if applicable, except that at the time the Committee establishes the relevant performance goal, the Committee may specify that any performance goal shall be adjusted to include or exclude, as applicable, any one or more of

i.   Events of an "unusual nature" and/or that indicate "infrequency of occurrence", each as defined in FASB Accounting Standards Update 2015-01, and appearing in the Company's financial statements or notes thereto in the Company's annual report on Form 10-K, and/or in management's discussion and analysis of financial performance appearing in such annual report,,

      ii.   Gains or losses on dispositions or the effect of discontinued operations, or mergers or acquisitions,

      iii.   The cumulative effects of changes in accounting principles or changes in laws or regulations affecting GAAP results (including tax laws and regulations),

      iv.   The writedown of assets,

      v.   Charges for reorganization and restructuring,

      vi.   Material litigation, claims, judgments or settlements, and

      vii.   Cash pension funding in excess of predetermined levels.

In the case of a bonus award to a Covered Participant that is intended to qualify as Performance-Based Compensation, a performance goal must be objective, such that a third party having knowledge of the relevant facts could determine whether the goal is met. All adjustments exercised under this Section V shall be made in a manner that complies with Section 162(m) of the Code and applicable regulations such that an otherwise available exemption of the award under Section 162(m) of the Code will not be lost. In making any determination under this paragraph, the Committee shall be entitled to rely on the advice of counsel. The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding on all Participants.

      E.   *Assignment of Bonus Award*

No later than 90 days after the start of the Fiscal Year (or such shorter period as shall be required by the Code in the event a Performance Period is shorter than a Fiscal Year), the Administrator shall assign in writing each Participant with a target bonus. The Administrator shall determine the relative percentage weight to be assigned to the achievement of each financial, operational or individual performance goal by the Participant. Each Participant shall then be notified of his/her respective performance goals and the percentage assigned to each such performance goal.

      F.   *Means of Earning Bonus*

If the Participant achieves the target assigned to a performance goal, the Participant will receive the bonus award assigned to the target. If the Participant achieves the lowest assigned target (the "threshold") assigned to any performance goal, the Participant will be entitled to the minimum bonus award assigned to the performance goal. For performance less than the target but greater than the threshold, the Participant will receive a bonus award that is proportionately graded, as determined by the Administrator. If the Participant receives less than the threshold assigned to any performance goal, the Participant will not receive any bonus award under this Plan.

If the Participant achieves more than 100% of the target assigned to a performance goal, then the Participant will be eligible to receive an additional bonus up to a total of 200% of the percentage weight allocated to such bonus goal, on a proportionately graduated basis, as determined by the Administrator.

Notwithstanding the foregoing, all bonus awards approved by the Committee with respect to Covered Participants will be subject to the negative discretion of the Committee, or adjustment by the Committee to reflect the relative performance of the Participant against a performance goal.

      G.   *Maximum Bonus Award*

Notwithstanding any calculation made above, the maximum amount of any bonus award that a Participant may be awarded for a Fiscal Year shall be $4,000,000.

VI.   Determination and Payment of Bonus Award

As soon as practicable after the receipt of audited financial statements for the Fiscal Year (or the receipt of the relevant financial information in the event a Performance Period is shorter than a Fiscal Year), the Adminstrator shall determine and certify in writing the amount of the bonus awards for each Participant based on the extent to which such Participant has attained the applicable performance goals.

With respect to Covered Participants, the Committee may, in its sole discretion, decrease the actual amount of the bonus awarded to a Covered Participant from the amount calculated, but the Committee may not increase the actual amount. In exercising its discretion, the Committee may take into account the attainment of individual goals, as well as other factors that the Committee deems appropriate.

After the Administrator's certification, the bonus awards shall be paid to the Participants in cash, less applicable taxes.

VII.   **Miscellaneous**

A.   *Time of Payment; Retirement, Death, Disability, Change in Control or Other Termination*

A Participant shall not be entitled to receive a bonus award unless actively employed by the Company or one of its subsidiaries on the day the bonus award is paid as provided above. The Administrator may make exceptions to the requirement set forth in the preceding sentence in the case of retirement, death or disability as determined in its sole discretion at the time of the Participant's termination of employment; provided that in such event payments shall be made by the later of (i) the 15th day of the third month following the end of the Fiscal Year in which the Performance Period ends or (ii) March 15 of the year following the calendar year in which the Performance Period ends.

Additionally, notwithstanding the provisions of Article VI above, upon a Change in Control, the Committee shall have sole discretion to determine the amount of the bonus award payable, up to the pre-approved target levels for the Performance Period in which such Change in Control occurs. Any such bonus award shall be paid not later than 5 business days following the Change in Control.

B.   *Tax Withholding; Tax Effect*

The Company shall deduct from all awards any federal, state or local taxes required by law to be withheld with respect thereto; provided, however, the Participant shall remain liable for any and all taxes owed by the Participant. The Company makes no representations or warranties regarding the tax treatment of any payment under the Plan, and does not commit to structure any such payments to reduce or eliminate a Participant's tax liability, including without limitation, under Code Section 409A.

C.   *Claim to Awards and Employee Rights*

No employee or other person shall have any right to be granted an award under the Plan. Neither this Plan nor any action taken hereunder shall be construed as giving any employee any right to be retained by the Company, nor shall any action taken hereunder be construed as entitling the Company to the services of any Participant for any period of time. All payments shall be made from the general funds of the Company or its applicable subsidiary and nothing contained in this Plan or any action taken pursuant to its provisions shall create or be construed to create a trust or fiduciary relationship of any kind between the Company and any Participant, beneficiary, legal representative of other person.

D.   *Nontransferability*

A person's rights and interests under this Plan, including amounts payable, may not be assigned, pledged or transferred, except as required by law.

E.   *Applicable Law*

This Plan shall be construed and governed in accordance with the laws of the State of Delaware. This Plan is not intended to be subject to the Employee Retirement Security Income Act of 1974, as amended.

F.   *Stockholder Approval*

The Plan is subject to approval by vote of the stockholders of the Company at the next annual or special meeting of stockholders following adoption by the Board or the Committee. Any amendments hereto requiring stockholder approval are subject to approval by vote of the stockholders of the Company at the next annual or special meeting of stockholders following adoption of the amendment by the Board or the Committee.

G.   *Amendment, Modification and Termination*

Subject to the terms of the Plan, the Committee may at any time and from time to time, alter, amend, suspend or terminate the Plan in whole or in part; provided that unless the Committee specifically provides otherwise, any revision or amendment that would cause the Plan to fail to comply with any requirement of applicable law, regulation or rule if such amendment were not approved by the stockholders of the Company shall not be effective unless and until stockholder approval is obtained.

H. *Section 409A*

Payments pursuant to this Plan are intended to qualify as short-term deferral exempt from the requirements of Code Section 409A and the regulations thereunder, and provisions of this Plan shall be construed and administered accordingly so that the bonus award complies with Code Section 409A. Notwithstanding the foregoing, the Company will have no liability to any Participant or any other party for any taxes, penalties or other expenses that may be incurred by a Participant on account of non-compliance with Code Section 409A.

I. C*lawback Policy*

Notwithstanding anything herein to the contrary and only to the extent required by law, if the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, then the Participant agrees to reimburse the Company for any bonus or other incentive-based or equity-based compensation received by such Participant from the Company during the 12-month period following the first public issuance or filing with the Securities and Exchange Commission (whichever first occurs) of the financial document embodying such financial reporting requirement. The Committee shall have the exclusive authority to interpret and enforce this provision.

J. *Severability*

In the event any provision of this Plan shall be held illegal or invalid for any reason, the illegal or invalid provision shall not affect the remaining provisions of the Plan, and this Plan shall be construed and administered as if such illegal or invalid provision had not been included in the Plan.

Exhibit C

Mueller Water Products, Inc.
Amended and Restated 2006 Employee Stock Purchase Plan

Termination Date: May 24, 2026

The following constitute the provisions of the Amended and Restated 2006 Employee Stock Purchase Plan of Mueller Water Products, Inc.

1.   **Purpose and Background**.

The purpose of the Plan is to provide employees of the Company and its Designated Subsidiaries with an opportunity to purchase Common Stock of the Company. The Company intends that the Plan qualify as an "Employee Stock Purchase Plan" under Section 423 of the Code. The provisions of the Plan shall, accordingly, be construed so as to extend and limit participation in a manner consistent with the requirements of that section of the Code.

The Plan was originally approved by the Board on May 24, 2006 and approved by the Company's stockholders on May 25, 2006. On December 2, 2015, the Board approved the amendment and restatement of the Plan. Subject to the approval of stockholders, this amendment and restatement (a) increases the maximum number of shares of Common Stock available for purchase under the Plan by 1,800,000 shares from 4,000,000 shares to 5,800,000 shares and (b) extends the term of the Plan by ten years. The Amended and Restated Plan will become effective on May 24, 2016.

2.   **Definitions**.

(a)   "**Applicable Law**" means the legal requirements relating to the administration of an employee stock purchase plan under applicable U.S. state corporate and securities laws, U.S. federal securities laws, the Code, any stock exchange rules or regulations, and the applicable laws of any other country or jurisdiction, as such laws, rules, regulations and requirements shall be in place from time to time.

(b)   "**Board**" means the board of directors of the Company.

(c)   "**Code**" means the Internal Revenue Code of 1986, as amended from time to time.

(d)   "**Committee**" means the Board or a committee named by the Board.

(e)   "**Common Stock**" means the common stock of the Company, par value $0.01 per Share, or any securities into which such stock may be converted.

(f)   "**Company**" means Mueller Water Products, Inc., a Delaware corporation.

(g)   "**Compensation**" means base cash compensation and commissions earned by an Employee from the Company or a Designated Subsidiary, but excluding overtime, shift differentials, bonuses, incentive compensation, relocation, expense reimbursements, tuition and other reimbursements and income realized as a result of participation in any stock option, stock purchase, or similar plan of the Company or any Designated Subsidiary.

(h)   "**Continuous Status as an Employee**" means the absence of any interruption or termination of service as an Employee. Continuous Status as an Employee shall not be considered interrupted in the case of (i) sick leave; (ii) military leave; (iii) any other bona fide leave of absence approved by the Administrator, provided that such leave is for a period of not more than three months, unless reemployment upon the expiration of such leave is guaranteed by contract (including Company policy) or statute; or (iv) transfers between the Company and its Designated Subsidiaries.

(i)   "**Contributions**" means all amounts credited to the account of a Participant pursuant to the Plan.

(j)   "**Corporate Transaction**" means a sale of all or substantially all of the Company's assets, a merger, a consolidation, a tender offer, or other capital reorganization of the Company with or into another corporation, including but not limited to:

(i)   The sale, exchange, lease or other disposition, in one or a series of related transactions, of all or substantially all of the assets of the Company to a person or group of related persons, as such terms are defined or described in Sections 3(a)(9) and 13(d)(3) of the Exchange Act;

(ii)   A merger or consolidation or similar transaction involving the Company if the stockholders of the Common Stock of the Company immediately prior to such transaction do not own a majority of the outstanding common stock of the surviving company or its parent immediately after the transaction in substantially the same proportions relative to each other as immediately prior to such transaction;

(iii)   Any person or group becomes the "beneficial owner" (as defined in Rule 13d-3 promulgated under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the voting stock of the Company, including by way of merger, consolidation or otherwise (for the purposes of this clause (iii), a member of a group will not be considered to be the "beneficial owner" of the securities owned by other members of the group other than in response to a contested proxy or other control battle); or

(iv)   During any period of two consecutive years, individuals who at the beginning of such period constituted the Board (together with any new directors whose election by such Board or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors of the Company then still in office, who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board then in office.

(k)   "**Designated Subsidiary**" means a Subsidiary that has been designated by the Committee in its sole discretion, from time to time, as eligible to participate in the Plan with respect to its Employees.

(l)   "**Effective Date**" means May 24, 2016 if prior to that date, the Plan (i) has been adopted by the Board and (ii) has been approved by a majority of the votes cast at a duly held stockholders' meeting at which a quorum representing a majority of all outstanding Common Stock is, either in person or by proxy, present and voting on the Plan. .

(m)   "**Employee**" means any person, including an Officer, who is an employee of the Company or its Designated Subsidiaries for tax purposes and who is customarily employed for at least 20 hours per week and more than five months in a calendar year by the Company or one of its Designated Subsidiaries; provided, however, that the Committee may establish administrative rules requiring that employment commence some minimum period (not to exceed 30 days) prior to an Offering Date in order to be eligible to participate in the Offering Period beginning on that Offering Date.

(n)   "**Exchange Act**" means the Securities Exchange Act of 1934, as amended from time to time.

(o)   "**Fair Market Value**" means the closing sales price per Share of the Common Stock (or the closing bid, if no sales were reported) on the date of determination as quoted on such exchange or system on which the Common Stock has the highest average trading volume, as reported in the The Wall Street Journal or such other source as the Committee deems reliable.

(p)   "**Offering Date**" means the first Trading Day of each Offering Period of the Plan, except as further described in Section 4.

(q)   "**Offering Period**" means a period of approximately three (3) months generally commencing on January 2, April 2, July 2 and October 2 of each year and generally ending on the following April 1, July 1, October 1 and January 1, respectively, except as further described in Section 4.

(r)   "**Officer**" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(s)   "**Participant**" shall mean an Employee who is eligible to, and elects to, be a participant in the Plan as provided in Section 5 and whose participation has not terminated in accordance with the terms of the Plan.

(t)   "**Plan**" means this Amended and Restated 2006 Employee Stock Purchase Plan.

(u)   "**Purchase Date**" means the last Trading Day of each Offering Period of the Plan.

(v)   "**Purchase Price**" means, with respect to an Offering Period, an amount equal to a percentage (not less than 85%) established by the Committee (the "Designated Percentage") of the lesser of (i) the Fair Market Value of a Share of Common Stock on the Offering Date or (ii) the Fair Market Value of a Share of Common Stock on the Purchase Date, as adjusted by the Committee pursuant to Section 18 in accordance with Section 424(a) of the Code. The Committee may change the Designated Percentage with respect to any future Offering Period, and the Committee may determine with respect to any prospective Offering Period that the option price shall be the Designated Percentage of the Fair Market Value of a Share of the Common Stock on the Purchase Date (without reference to the Fair Market Value of a Share of Common Stock on the Offering Date).

(w)   "**Securities Act**" shall mean the U.S. Securities Act of 1933, as amended from time to time.

(x)   "**Share**" means a share of Common Stock, as adjusted in accordance with Section 18 of the Plan.

(y)   "**Subsidiary**" means any entity treated as a corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, within the meaning of Code Section 424(f), whether or not such corporation now exists or is hereafter organized or acquired by the Company or a Subsidiary.

(z)   "**Trading Day**" shall mean a day on which U.S. national stock exchanges and the National Market System are open for trading and the Common Stock is being publicly traded on one or more of such markets.

3.   **Eligibility**.

(a)   Any person who is an Employee as of the Offering Date of a given Offering Period shall be eligible to participate in such Offering Period under the Plan, subject to the requirements of this Section 3, Section 5 (a) and the limitations imposed by Section 423(b) of the Code.

(b)   Any provisions of the Plan to the contrary notwithstanding, no Employee shall be granted an option under the Plan (i) if, immediately after the grant, such Employee (or any other person whose stock would be attributed to such Employee pursuant to Section 424(d) of the Code) would own capital stock of the Company and/or hold outstanding options to purchase stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company or of any Subsidiary, or (ii) if such option would permit his or her rights to purchase Common Stock under all employee stock purchase plans (described in Section 423 of the Code) of the Company and its Subsidiaries to accrue at a rate that exceeds $25,000 of the Fair Market Value of such Common Stock (determined at the time such option is granted) for each calendar year in which such option is outstanding at any time.

(c)   All Employees who participate in the Plan shall have the same rights and privileges under the Plan, except for differences that may be mandated by local law and that are consistent with Code Section 423 (b)(5); provided that individuals participations in a sub-plan adopted pursuant to Section 24 which is not designed to qualify under Code Section 423 need not have the same rights and privileges as Employees participating in the Code Section 423 Plan.

4.   **Offering Periods**. The Plan shall be implemented by a series of Offering Periods of approximately three months' duration, with new Offering Periods commencing on January 2, April 2, July 2 and October 2 of each year and ending on the following April 1, July 1, October 1 and January 1, respectively. Except as otherwise determined by the Committee to the extent permitted under the Plan, as amended and restated, the first Offering Period shall commence on July 2, 2016. The Committee shall have the power to change the duration and/or the frequency of Offering Periods with respect to future Offering Periods if such change is announced at least five (5) days prior to the scheduled beginning of the first Offering Period to be affected, subject to compliance with Applicable Laws.

5. **Participation**.

(a)   An eligible Employee may become a Participant in the Plan by completing a subscription agreement and any other required documents ("Enrollment Documents") provided by the Company and submitting them to the Company or, as applicable, the stock brokerage or other financial services firm designated by the Company ("Designated Broker") within the period set by the Committee with respect to a given Offering Period. The Enrollment Documents and their submission may be electronic, as directed by the Company.

(b)   Payroll deductions shall commence on the date of the first paycheck paid on or after the Offering Date and shall end on the date of the last paycheck paid on or prior to the Purchase Date of the Offering Period to which the Enrollment Documents are applicable, unless sooner terminated by the Participant as provided in Section 10.

(c)   Once an eligible Employee becomes a Participant in the Plan, he or she will automatically participate in all subsequent Offering Periods at the same Contribution rate, unless he or she (i) submits new Enrollment Documents or (ii) withdraws from participation in the Plan as provided in Section 10 of the Plan.

6. **Method of Payment of Contributions**.

(a)   A Participant shall elect to have payroll deductions made on each payday during the Offering Period at the rate of any whole percentage of the Participant's Compensation not less than 1% and not more than 10% (or such greater percentage as the Committee may establish from time to time before an Offering Date). All Contributions made by a Participant will be credited to a bookkeeping account in his or her name under the Plan. A Participant may not make any additional payments into the Plan. Notwithstanding the foregoing, in locations in which Applicable Law prohibits payroll deductions, an eligible Employee may elect to participate through contributions to his or her account under the Plan in a form acceptable to the Committee, and such Employees shall be deemed to be participating in a sub-plan, unless the Committee otherwise expressly provides that such Employees shall be treated as participating in the Plan.

(b)   The Committee may establish rules pertaining to the changes to the rate of a Participant's Contributions, limiting the frequency with which Participants may change his or her rate of participation, the timing of the elections for such changes, and whether or not changes may effectuate an increase in Contributions or only a decrease in Contributions. A Participant may change his or her rate of Contributions with respect to current or future Offering Periods by filing new Enrollment Documents at such times and on such terms as specified by the Committee.

(c)   To the extent necessary to comply with Section 423(b)(8) of the Code and Section 3(b) herein, a Participant's payroll deductions may be decreased by the Company to 0% during any Offering Period scheduled to end during the current calendar year. Payroll deductions shall re-commence at the rate provided in such Participant's then-effective Enrollment Documents at the beginning of the first Offering Period that is scheduled to end in the following calendar year. In addition, a Participant's payroll deductions may be decreased by the Company to 0% at any time during an Offering Period in order to avoid unnecessary payroll contributions as a result of application of the maximum share limit set forth in Section 8, in which case payroll deductions shall re-commence at the rate provided in such Participant's then-effective Enrollment Documents at the beginning of the next Offering Period.

7. **Grant of Option**. On the Offering Date of each Offering Period, each eligible Employee shall be granted an option to purchase on each Purchase Date a number of Shares of the Company's Common Stock determined by dividing the accumulated Contributions credited to the Participant's account as of the Purchase Date by the applicable Purchase Price. An option will expire upon the earliest to occur of (i) the failure of a newly eligible Employee to complete and submit the Enrollment Documents by the date determined by the Committee with respect to that Offering Period, (ii) the termination of a Participant's participation in the Plan, (iii) the exercise of the option on the Purchase Date or (iv) the termination of the Offering Period as provided in the Plan.

8. **Exercise of Option**.

(a)   Unless a Participant withdraws from the Plan as provided in Section 10, and except as otherwise provided in Sections 7, 18 or 19, the Participant's option for the purchase of Shares will be exercised automatically on the Purchase Date of the Offering Period for the purchase of that number of whole and fractional Shares that can be purchased under the option with the accumulated Contributions credited to the Participant's account at the applicable Purchase Price. As a result, all of the accumulated contributions then available in the

Participant's account will be used to purchase Shares, and no contribution balance should remain in a Participant's account after a Purchase Date.   Notwithstanding the foregoing, and in addition to any other limitations set forth in the Plan and under Applicable Law, the maximum number of Shares a Participant may purchase during each Offering Period shall be 1,000 Shares and the maximum number of Shares that all Participants may purchase in the aggregate during each Offering Period shall be 100,000 Shares, in each case subject to any adjustment pursuant to Section 18 below. The Company shall retain the full amount of Contributions used to purchase Common Stock as payment for the Common Stock.

(b)	For tax purposes, the Shares purchased upon exercise of an option hereunder shall be deemed to be sold to the Participant on the Purchase Date. The Company or its designee may make such provisions and take such action as it deems necessary or appropriate for the withholding of taxes and/or social insurance as required by Applicable Law. Each Participant is responsible for the payment of all individual tax liabilities arising under the Plan, including with respect to the sale or other disposition of Shares acquired under the Plan.

9.	**Delivery**.

(a)	The Company will deliver Shares purchased under the Plan (or a record thereof) as promptly as possible. The Committee may permit or require that Shares purchased under the Plan be deposited directly with the Designated Broker, and the Committee may utilize electronic or automated methods of Share transfer. The Committee may require that Shares be retained with the Designated Broker for a designated period of time and/or may establish other procedures to permit tracking of "disqualifying dispositions" of such Shares. A "disqualifying disposition" is any sale or other disposition which is made within two years after the Offering Date or within one year after the Purchase Date. A "qualifying disposition" will occur if the sale or other disposition of the Shares is made after the Shares have been held for more than two years after the Offering Date and more than one year after the Purchase Date. Participants are urged to consult their personal tax advisors regarding the specific U.S. federal, state, local and foreign income and other tax consequences applicable to dispositions.

(b)	No Participant shall have any voting, dividend, or other stockholder rights with respect to Shares subject to any option granted under the Plan until the Shares subject to the option have been purchased and delivered to the Participant as provided in this Section 9.

10.	**Voluntary Withdrawal; Termination of Employment**.

(a)	A Participant may terminate his or her participation in the Plan and withdraw all of the Contributions credited to his or her account under the Plan prior to a Purchase Date by submitting a completed "Notice of Withdrawal" form to the Company (or, as applicable, the Designated Broker). As soon as practicable following the Company's receipt of the Notice of Withdrawal, all of the Participant's Contributions credited to his or her account will be returned without any interest thereon, and no further Contributions for the purchase of Shares will be made during the Offering Period. The Committee may establish rules (i) pertaining to the timing of withdrawals, (ii) limiting the frequency with which Participants may withdraw and re-enroll and (iii) imposing a waiting period on Participants wishing to re-enroll following withdrawal.

(b)	Upon termination of the Participant's Continuous Status as an Employee prior to the Purchase Date of an Offering Period for any reason, the Contributions credited to his or her account will be returned to him or her or, in the case of his or her death, to the person or persons entitled thereto, and his or her option will be automatically terminated.

(c)	The Committee may establish rules regarding when leaves of absence or changes of employment status will be considered to be a termination of employment, and the Committee may establish termination-of-employment procedures for this Plan that are independent of similar rules established under other benefit plans of the Company and its Designated Subsidiaries; provided that such procedures are not in conflict with the requirements of Section 423 of the Code.

11.	**Interest**. No interest shall accrue on the Contributions of a Participant in the Plan.

12. **Stock**.

(a)   Subject to adjustment as provided in Section 18, the maximum number of Shares that may be made available for sale and which may be issued under the Plan shall be 5,800,000 Shares. The Shares may consist, in whole or in part, of unissued Shares, treasury Shares, or Shares purchased by the Company on the open market, as determined by the Committee in its sole discretion. The issuance of Shares pursuant to the Plan shall reduce the total number of Shares that may be made available for sale and which may be issued under the Plan.

(b)   If the Committee determines that, on a given Purchase Date, the number of Shares with respect to which options are to be exercised may exceed (1) the number of Shares of Common Stock that were available for sale under the Plan as of the Offering Date, or (2) the number of Shares available for sale under the Plan with respect to that Offering Period, the Committee may in its sole discretion provide for a pro rata allocation of the Shares of Common Stock available for purchase in that Offering Period in as uniform a manner as shall be practicable and equitable among all Participants in that Offering Period and either (i) continue the Plan or (ii) terminate the Plan pursuant to Section 19 below.

13. **Administration**.

(a)   The Committee will have the authority and responsibility for the day-to-day administration of the Plan as well as the authority and responsibility specifically provided in this Plan, in addition to any other duties, responsibilities and authority delegated to the Committee by the Board. The Committee may delegate to one or more individuals the day-to-day administration of the Plan. The Committee shall have full power and authority to (i) adopt, amend and rescind any Plan rules which it deems desirable and appropriate for the proper administration of the Plan, (ii) construe and interpret the provisions of the Plan, (iii) supervise the administration of the Plan, (iv) make factual determinations relevant to Plan entitlements and (v) take all other actions in connection with administration of the Plan as it deems necessary or advisable, consistent with any delegation from the Board. Decisions of the Board and the Committee shall be final and binding upon all participants.

(b)   Without stockholder consent and without regard to whether any Participant rights may be considered to have been adversely affected, the Committee shall be entitled to change the timing of future Offering Periods, limit the frequency and/or number of changes in the amount withheld during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company's processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant's Compensation, and establish such other limitations or procedures as the Committee determines in its sole discretion advisable that are consistent with the Plan.

14. **Designation of Beneficiary**. The Committee may establish rules pertaining to the designation by the Participant of a beneficiary who is to receive any Shares and cash, if any, from the Participant's account under the Plan in the event of such Participant's death subsequent to the end of an Offering Period.

15. **Transferability**.   During his or her lifetime, a Participant's option to purchase Shares hereunder is exercisable only by him or her. Neither Contributions credited to a Participant's account nor any rights with regard to the exercise of an option or the receipt of Shares under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution, or as provided in Section 14) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect, except that the Company may treat such act as an election to withdraw from the Plan in accordance with Section 10.

16. **Use of Funds**. All Contributions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such Contributions.

17. **Reports**. Individual accounts will be maintained for each Participant in the Plan. Statements of account will be provided to Participants by the Company or the Designated Broker at least annually, which statements will set forth the amounts of Contributions, the per Share Purchase Price, the number of Shares purchased and the remaining cash balance, if any.

18.   **Adjustments Upon Changes in Capitalization; Corporate Transactions**.

(a)   **Adjustment**. Subject to any required action by the stockholders of the Company, in the event of any change in the Common Stock subject to the Plan or subject to or underlying any outstanding option, by reason of any stock dividend, stock split, reverse stock split, reorganization, recapitalization, merger, consolidation, spin-off, combination, exchange of Shares of Common Stock or other corporate exchange, or any distribution or dividend to stockholders of Common Stock (whether paid in cash or otherwise) or any transaction similar to the foregoing, the Board in its sole discretion and without liability to any person may make such substitution or adjustment, if any, as it deems to be equitable to (i) the number and kind of Shares or other securities that have been authorized for issuance under the Plan but have not yet been placed under option, including the number of Shares of Common Stock set forth in Section 12(a) above (collectively, the "Reserves"), (ii) the maximum number of Shares of Common Stock that may be purchased by a Participant and/or by all Participants in an Offering Period as set forth in Section 8, (iii) the number and kind of Shares or other securities covered by each option under the Plan that has not yet been exercised, (iv) the Purchase Price per Share of Common Stock covered by each option under the Plan that has not yet been exercised and (v) any other affected terms of the Plan or any outstanding option. Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issue by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an option.

(b)   **Corporate Transactions**.

(i)   In the event of a dissolution or liquidation of the Company, and unless otherwise provided by the Board, (i) any Offering Period then in progress, and any options outstanding thereunder will terminate prior to the consummation of such transaction and (ii) all Contributions will be refunded to the Participants.

(ii)   In the event of a Corporate Transaction, then in the sole discretion of the Board, (1) each option shall be assumed or an equivalent option shall be substituted by the successor corporation or parent or subsidiary of such successor entity, (2) a date established by the Board on or before the date of consummation of such Corporate Transaction shall be treated as a Purchase Date, and all outstanding options shall be exercised on such date, (3) all outstanding options shall terminate and all Contributions will be refunded to the Participants, or (4) all outstanding options shall continue unchanged.

19.   **Amendment or Termination**. The Board may, at any time and for any reason, terminate, suspend or amend the Plan; provided, however, that no such actions may adversely affect outstanding options except as provided in Section 18 and this Section 19. Notwithstanding the foregoing, the Board may terminate or suspend the Plan and/or an on-going Offering Period if the Board determines that such action is in the best interests of the Company and the stockholders. Upon a termination or suspension of the Plan, the Board may in its discretion (i) return without interest, the Contributions credited to Participants' accounts to such Participants or (ii) set an earlier Purchase Date with respect to an Offering Period then in progress. The Company shall obtain stockholder approval of any amendments or terminations in such a manner and to such a degree as required by Applicable Law.

20.   **Notices**. All notices or other communications by an Employee to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

21.   **Conditions Upon Issuance of Shares**. Shares shall not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such Shares pursuant thereto shall comply with all Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance. In connection with the granting or exercise of an option, the Company may require a Participant to make such representations and warranties which, in the opinion of counsel for the Company, are required by Applicable Law.

22.   **Term of Plan; Effective Date**. This Plan shall be effective on the Effective Date, subject to approval of the stockholders of the Company within 12 months before or after its date of adoption by the Board. It shall continue in effect for a term of 10 years from the Effective Date unless sooner terminated under Section 19.

23. **Additional Restrictions of Rule 16b‑3**. The terms and conditions of options granted hereunder to, and the purchase of Shares by, persons subject to Section 16 of the Exchange Act shall comply with the applicable provisions of Rule 16b‑3. This Plan shall be deemed to contain, and such options shall contain, and the Shares issued upon exercise thereof shall be subject to, such additional conditions and restrictions as may be required by Rule 16b‑3 to qualify for the maximum exemption from Section 16 of the Exchange Act with respect to Plan transactions.

24. **Rules for Foreign Jurisdictions**. The Committee may adopt rules or procedures relating to the operation and administration of the Plan to accommodate the specific requirements of Applicable Laws. Without limiting the generality of the foregoing, the Committee is specifically authorized to adopt rules and procedures regarding handling of payroll deductions or other contributions by Participants, payment of interest, conversion of local currency, payroll tax, withholding procedures and handling of stock certificates which vary with local requirements; however, if such varying provisions are not in accordance with the provisions of Section 423(b) of the Code, including but not limited to the requirement of Section 423(b)(5) of the Code that all options granted under the Plan shall have the same rights and privileges unless otherwise provided under the Code and the regulations promulgated thereunder, then the individuals affected by such varying provisions shall be deemed to be participating under a sub-plan and not the Plan. The Committee may also adopt sub-plans applicable to particular Designated Subsidiaries or locations, which sub-plans may be designed to be outside the scope of Code section 423. The rules of such sub-plans may take precedence over other provisions of this Plan, with the exception of Section 12, but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan.

25. **No Enlargement of Rights**. Nothing contained in this Plan shall be deemed to give any Employee or other individual the right to be retained in the employ or service of the Company or any Subsidiary or to interfere with the right of the Company or any Subsidiary to discharge any Employee or other individual at any time, for any reason or no reason, with or without notice.

26. **Lock-Up**. By electing to participate in the Plan, the Participant agrees that the Company (or a representative of the underwriter(s)) may, in connection with any underwritten registration of the offering of any securities of the Company under the Securities Act, require that the Participant not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any shares of Common Stock or other securities of the Company held by the Participant (including but not limited to any Shares purchased under the Plan), for a period of time specified by the underwriter(s) (not to exceed 180 days) following the effective date of the registration statement of the Company filed under the Securities Act. The Participant further agrees to execute and deliver such other agreements as may be reasonably requested by the Company and/or the underwriter(s) that are consistent with the foregoing or that are necessary to give further effect thereto. In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to Shares of Common Stock until the end of such period. The underwriters of the Company's stock are intended third party beneficiaries of this section and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

27. **Governing Law**. This Plan shall be governed by applicable laws of the State of Delaware.

Exhibit D

Mueller Water Products, Inc.
Second Amended and Restated 2006 Stock Incentive Plan

I. PURPOSE.

1.1. The purpose of this Second Amended and Restated 2006 Stock Incentive Plan (this "Plan") is to aid the Company and its Affiliates in recruiting and retaining key Employees (including officers), Directors, and Consultants of outstanding ability and to motivate such persons to exert their best efforts on behalf of the Company and its Affiliates by providing incentives through the granting of Stock Awards. The Company expects that it will benefit from the added interest which such key Employees, Directors and Consultants will have in the welfare of the Company as a result of their proprietary interest in the Company's success. The Amended and Restated 2006 Stock Incentive Plan (the "Prior Plan") became effective on May 25, 2006, and will terminate by its terms on May 23, 2016. Effective December 2, 2015, the Board adopted, subject to shareholder approval, this Plan in the form hereof, without increasing the number of reserved shares pursuant to Section 4, to: (a) extend the expiration date of the Prior Plan until May 23, 2026, and (b) to make certain other changes as set forth herein. This Plan will become effective beginning May 24, 2016 immediately following the termination of the Prior Plan.

II. DEFINITIONS.

2.1. "Affiliate" means, with respect to the Company, any entity directly or indirectly controlling, controlled by, or under common control with, the Company or any other entity designated by the Board in which the Company or any Affiliate has an interest.

2.2. "Applicable Law" means the legal requirements relating to the administration of an equity compensation plan under applicable U.S. federal and state corporate and securities laws, the Code, any stock exchange rules or regulations, and the applicable laws of any other country or jurisdiction, as such laws, rules, regulations and requirements shall be in place from time to time.

2.3. "Beneficial Owner" means the definition given in Rule 13d-3 promulgated under the Exchange Act.

2.4. "Board" means the board of directors of the Company.

2.5. "Cause" means any of the following: (1) the Participant's theft, dishonesty, or falsification of any documents or records related to the Company or any of its Affiliates; (2) the Participant's improper use or disclosure of the Company's or any of its Affiliate's confidential or proprietary information; (3) any action by the Participant which has a material detrimental effect on the reputation or business of the Company or any of its Affiliates; (4) the Participant's failure or inability to perform any reasonable assigned duties, if such failure or inability is reasonably capable of cure, after being provided with a reasonable opportunity to cure, such failure or inability; (5) any material breach by the Participant of any employment or service agreement between the Participant and the Company or any of its Affiliates or applicable policy of the Company or any of its Affiliates, which breach is not cured pursuant to the terms of such agreement; or (6) the Participant's indictment or plea of guilty or nolo contendere with respect to any criminal act which impairs the Participant's ability to perform his or her duties with the Company or any of its Affiliates. Notwithstanding the foregoing, the definition of "Cause" in an individual written agreement between the Company or any of its Affiliates and the Participant shall supersede the foregoing definition with respect to Stock Awards subject to such individual agreement to the extent expressly provided for in such individual written agreement (it being understood, however, that if no definition of the term "Cause" is set forth in such an individual written agreement, the foregoing definition shall apply).

2.6. "Change of Control" means the occurrence of any of the following events:

(i) The sale, exchange, lease or other disposition, in one or a series of related transactions, of all or substantially all of the assets of the Company to a person or group of related persons, as such terms are defined or described in Sections 3(a)(9) and 13(d)(3) of the Exchange Act;

(ii) A merger or consolidation or similar transaction involving the Company if the stockholders of the Common Stock of the Company immediately prior to such transaction do not own a majority of the outstanding common stock of the surviving company or its parent immediately after the transaction in substantially the same proportions relative to each other as immediately prior to such transaction;

(iii) Any person or group becomes the Beneficial Owner, directly or indirectly, of more than 50% of the total voting power of the voting stock of the Company, including by way of merger, consolidation or otherwise (for the purposes of this clause (iii), a member of a group will not be considered to be the Beneficial Owner of the securities owned by other members of the group other than in response to a contested proxy or other control battle); or

(iv) During any period of two (2) consecutive years, individuals who at the beginning of such period constituted the Board (together with any new Directors whose election by such Board or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the Directors of the Company then still in office, who were either Directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board then in office.

2.7. "Code" means the Internal Revenue Code of 1986, as amended from time to time.

2.8. "Committee" means the Board, or a committee of one or more members of the Board (or other individuals who are not members of the Board to the extent allowed by law) duly appointed by the Board in accordance with this Plan and Applicable Law. At any time that no such committee has been appointed, the Board shall constitute the "Committee" hereunder.

2.9. "Common Stock" means the Series A common stock of the Company, par value $0.01 per Share.

2.10. "Company" means Mueller Water Products, Inc., a Delaware corporation.

2.11. "Consultant" means any person (i) engaged by the Company or an Affiliate to render consulting or advisory services and who is compensated for such services or (ii) who is a non-Employee member of the board of directors of an Affiliate. For purposes of determining eligibility to participate in this Plan, the term Consultant shall be clarified pursuant to the provisions of Section 5.4.

2.12. "Continuous Service" means that the Participant's service with the Company or an Affiliate, whether as an Employee, Director, or Consultant, as applicable, is not interrupted or terminated. Unless otherwise expressly provided in the Stock Award, the Participant's Continuous Service shall be deemed to have terminated when the Participant "separates from service" within the meaning of Code Section 409A.

2.13. "Covered Employee" means a "covered employee" as determined for purposes of Section 162(m) of the Code.

2.14. "Director" means a member of the Board.

2.15. "Disability" (a) means with respect to all Incentive Stock Options, the permanent and total disability of a person within the meaning of Section 22(e)(3) of the Code, (b) for all other purposes, has the meaning under Section 409A(a)(2)(C)(i) of the Code, that is, the Participant (a) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months or (b) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death, or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the Participant's employer.

2.16. "Employee" means any person employed by the Company or an Affiliate. Compensation by the Company or an Affiliate solely for services as a Director or as a Consultant shall not be sufficient to constitute "employment" by the Company or an Affiliate.

2.17. "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

2.18. "Fair Market Value" means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on the Nasdaq National Market or the Nasdaq SmallCap Market, the Fair Market Value of a share of Common Stock shall be the closing sales price for such stock (or the closing bid, if no such sales were reported) as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in The Wall Street Journal or such other source as the Board deems reliable;

(ii) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a share of Common Stock shall be the mean between the high bid and low asked prices for the Common Stock on the day of determination, as reported in The Wall Street Journal or such other source as the Board deems reliable; or

(iii) In the absence of such markets for the Common Stock, the Fair Market Value shall be determined in good faith by the Board.

(iv) Notwithstanding the foregoing, to the extent required to comply with Section 409A of the Code in order to avoid the imposition of penalties or interest in respect thereof, the Fair Market Value of the Common Stock shall be determined in a manner consistent with Section 409A (and the regulations and guidance promulgated thereunder).

2.19. "Full-Value Stock Award" shall mean any of a Restricted Stock Bonus, Restricted Stock Units, Phantom Stock Units, Performance Share Bonus, or Performance Share Units.

2.20. "Incentive Stock Option" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

2.21. "Nonqualified Stock Option" means an Option not intended to qualify as an Incentive Stock Option.

2.22. "Option" means an Incentive Stock Option or a Nonqualified Stock Option granted pursuant to this Plan.

2.23. "Optionholder" means a person to whom an Option is granted pursuant to this Plan or, if applicable, such other person who holds an outstanding Option.

2.24. "Participant" means an Employee, Director or Consultant to whom a Stock Award is granted pursuant to this Plan or, if applicable, such other person who holds an outstanding Stock Award.

2.25. "Performance Share Bonus" means a grant of shares of the Common Stock not requiring a Participant to pay any amount of monetary consideration (other than par value to the extent required by Applicable Law), and subject to the provisions of Section 8.2 of this Plan.

2.26. "Performance Share Unit" means the right to receive the value of one (1) share of Common Stock at the time the Performance Share Unit vests, with the further right to elect to defer receipt of that value otherwise deliverable upon the vesting of an award of Performance Share Units to the extent permitted in the Participant's agreement. These Performance Share Units are subject to the provisions of Section 8.2 of this Plan.

2.27. "Phantom Stock Unit" means the right to receive the value of one (1) share of Common Stock, subject to the provisions of Section 8.2 of this Plan.

2.28. "Plan" means this Mueller Water Products, Inc. Second Amended and Restated 2006 Stock Incentive Plan, as amended or restated and in effect from time to time.

2.29. "Prior Plan" means the Mueller Water Products, Inc. Amended and Restated 2006 Stock Incentive Plan, as amended or restated and in effect from time to time.

2.30. "Restricted Stock Bonus" means a grant of shares of Common Stock not requiring a Participant to pay any amount of monetary consideration (other than par value to the extent required by Applicable Law), and subject to the provisions of Section 8.2 of this Plan.

2.31. "Restricted Stock Purchase Right" means the right to acquire shares of Common Stock upon the payment of the agreed-upon monetary consideration, subject to the provisions of Section 8.2 of this Plan.

2.32. "Restricted Stock Unit" means the right to receive the value of one (1) share of Common Stock at the time the Restricted Stock Unit vests, with the further right to elect to defer receipt of that value otherwise deliverable upon the vesting of an award of restricted stock to the extent permitted in the Participant's agreement. These Restricted Stock Units are subject to the provisions of Section 8.2 of this Plan.

2.33 "Retirement" means the voluntary termination of a Participant's Continuous Service at such time that the Participant's age and years of service equal or exceed 70, but only after the Participant is at least 60 years old.

2.34. "Rule 16b-3" means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule l6b-3, as in effect from time to time.

2.35. "Securities Act" means the Securities Act of 1933, as amended from time to time.

2.36. "Stock Appreciation Right" means the right to receive an amount equal to the Fair Market Value of one (1) share of Common Stock on the day the Stock Appreciation Right is redeemed, reduced by the deemed exercise price or base price of such right, subject to the provisions of Section 8.1 of this Plan.

2.37. "Stock Award" means any award of an Option, Restricted Stock Bonus, Restricted Stock Purchase Right, Stock Appreciation Right, Phantom Stock Unit, Restricted Stock Unit, Performance Share Bonus, Performance Share Unit, or other stock-based award.

2.38. "Stock Award Agreement" means a written agreement between the Company and a holder of a Stock Award setting forth the terms and conditions of an individual Stock Award grant. Each Stock Award Agreement shall be subject to the terms and conditions of this Plan.

2.39. "Subsidiary" means a subsidiary corporation, as defined in Section 424(f) of the Code.

2.40. "Ten Percent Shareholder" means a person who owns (or is deemed to own pursuant to Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of its parent or Subsidiary.

III. ADMINISTRATION.

3.1. Administration. This Plan shall be administered by a Committee consisting of two or more Directors, each of whom shall be a "non-employee director" within the meaning of Rule 16b-3 and an "outside director" within the meaning of Section 162(m) of the Code, unless otherwise determined by the Board. The Committee shall administer this Plan and shall have the power, subject to, and within the limitations of, the express provisions of this Plan:

(i) To determine from time to time which of the persons eligible under this Plan shall be granted Stock Awards; when and how each Stock Award shall be granted; what type or combination of types of Stock Awards shall be granted; the terms and conditions of each Stock Award granted (which need not be identical), including the time or times when a person shall be permitted to receive cash and/or Common Stock pursuant to a Stock Award; the number of shares of Common Stock with respect to which a Stock Award shall be granted to each such person; and whether a Stock Award will be adjusted to account for dividends paid with respect to Common Stock (subject to the requirements of Code Section 409A).

(ii) To construe and interpret this Plan and Stock Awards granted under it, and to establish, amend and revoke rules and regulations for the administration of this Plan. The Committee, in the exercise of this power, may correct any defect, omission or inconsistency in this Plan or in any Stock Award Agreement, in a manner and to the extent it shall deem necessary or expedient to make this Plan and the terms of the Stock Award fully effective (but only to the extent consistent with the requirements of Code Section 409A, where applicable).

(iii) To amend this Plan or a Stock Award as provided in this Plan.

(iv) Generally, to exercise such powers and to perform such acts as the Committee deems necessary, desirable, convenient or expedient to promote the best interests of the Company consistent with the provisions of this Plan (subject to the requirements of Code Section 409A, where applicable).

(v) To adopt sub-plans and/or special provisions applicable to Stock Awards regulated by the laws of a jurisdiction other than and outside of the United States. Except with respect to Section 4 of this Plan and such other sections as required by Applicable Law, the sub-plans and/or special provisions may take precedence over other provisions of this Plan to the extent expressly set forth in the terms of such sub-plans and/or special provisions.

(vi) To authorize any person to execute on behalf of the Company any instrument required to effectuate the grant of a Stock Award previously granted by the Committee.

(vii) To impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by a Participant or other subsequent transfers by the Participant of any shares of Common Stock issued as a result of or under a Stock Award, including, without limitation, (A) restrictions under an insider trading policy and (B) restrictions as to the use of a specified brokerage firm for such resales or other transfers.

(viii) To provide, either at the time a Stock Award is granted or by subsequent action, that a Stock Award shall contain as a term thereof, a right, either in tandem with the other rights under the Stock Award or as an alternative thereto, of the Participant to receive, without payment to the Company, a number of shares of Common Stock, cash or a combination thereof, the amount of which is determined by reference to the value of the Stock Award.

(ix) To assume, or provide for the issuance of substitute Stock Awards that will substantially preserve the otherwise applicable terms of, stock options and other stock-based awards previously granted by an Affiliate to an award holder who is or becomes eligible to participate in this Plan, as determined by the Committee in its sole discretion; provided, however, that any such assumption or substitution shall comply with the terms of this Plan, including but not limited to Sections 8.3 and 10.10, and with Applicable Law, including but not limited to Sections 409A and 424 of the Code.

3.2. <u>Delegation by the Committee</u>. In no way limiting any other provision of this Plan, the Committee may delegate its duties and powers hereunder in whole or in part to any subcommittee thereof consisting solely of at least two individuals who are intended to qualify as "Non-Employee Directors" within the meaning of Rule 16b-3 under the Exchange Act and "outside directors" within the meaning of Section 162(m) of the Code.

3.3. <u>Stock Pool</u>. The Committee may, by resolution, authorize the Chief Executive Officer or another Director to grant a Stock Award, to the extent permitted by Delaware law, to any Employee who is not a Covered Employee or expected to become a Covered Employee or is not a named executive officer, in accordance with the limitations established by the Committee including the maximum number of shares of Common Stock subject to all such Stock Awards made in a fiscal year of the Company, the maximum shares of Common Stock subject to all Stock Awards made to any one person at any one time, the requirement that no Stock Award be made at less than Fair Market Value, and subject to any other restrictions required by law. Any Stock Awards made pursuant to this delegation shall be reported periodically to the Committee.

3.4. <u>Effect of the Committee's Decision</u>. All determinations, interpretations and constructions made by the Committee or its duly authorized subcommittee(s) in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.

IV. SHARES SUBJECT TO THIS PLAN.

4.1. <u>Share Reserve</u>. The maximum aggregate number of shares of Common Stock that were authorized to be issued pursuant to Stock Awards under the Prior Plan was 20,500,000. Subject to the provisions of Section 11 of this Plan relating to adjustments upon changes in Common Stock, the maximum aggregate number of shares of Common Stock that may be issued pursuant to Stock Awards under this Plan shall be equal to the number of shares of Common Stock remaining available for issuance under the Prior Plan as of the date the Prior Plan terminates, which number of shares shall constitute the Share Reserve under this Plan. Each share of Common Stock issued pursuant to an Option, Stock Appreciation Right or Restricted Stock Purchase Right shall reduce the Share Reserve by one share. Each share of Common Stock issued pursuant to a Full-Value Stock Award shall reduce the Share Reserve by one share. Notwithstanding any other provision of this Plan to the contrary, the maximum aggregate number of shares of Common Stock that may be issued under this Plan pursuant to Incentive Stock Options is 1,250,000 shares of Common Stock ("ISO Limit"), subject to the adjustments provided for in Section 11 of this Plan.

4.2. <u>Reversion of Shares to the Share Reserve</u>. If any Stock Award granted under this Plan shall for any reason (i) expire, be cancelled or otherwise terminate, in whole or in part, without having been exercised or redeemed in full, (ii) be reacquired by the Company prior to vesting, or (iii) be repurchased at cost by the Company prior to vesting, the shares of Common Stock not acquired under such Stock Award shall revert or be added to the Share Reserve and become available for issuance under this Plan. Further, shares of Common Stock withheld to pay taxes on a Stock Award and shares of Common Stock withheld or tendered as consideration for the purchase price of a Stock Award shall revert or be added to the Share Reserve and become available for issuance under this Plan. Notwithstanding the forgoing, however, shares of Common Stock that becomes available for issuance pursuant to this Section 4.2 shall not be available for issuance pursuant to the exercise of Incentive Stock Options.

4.3. <u>Source of Shares</u>. The shares of Common Stock subject to this Plan may be unissued shares or reacquired shares (whether purchased on the market or otherwise reacquired).


V. ELIGIBILITY.


5.1. <u>Eligibility for Specific Stock Awards</u>. Incentive Stock Options may be granted only to Employees. Stock Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants. Nonqualified Stock Options and Stock Appreciation Rights may be granted only with respect to "service recipient stock" as such term is used in Code Section 409A.

5.2. <u>Ten Percent Shareholders</u>. A Ten Percent Shareholder shall not be granted an Incentive Stock Option unless the exercise price of such Option is at least 110% of the Fair Market Value of the Common Stock at the date of grant and the Option is not exercisable after the expiration of five years from the date of grant, except as provided in Section 3.1(ix) above.

5.3. <u>Annual Limitation</u>. Subject to the provisions of Section 11 of this Plan relating to adjustments upon changes in the shares of Common Stock, no Employee shall be eligible to be granted Options and other Stock Awards covering more than 1,000,000 shares of Common Stock (with respect to Stock Awards payable in shares) or with a value in excess of $5,000,000 (with respect to Stock Awards payable in cash) during any fiscal year; provided that in connection with his or her initial service, an Employee may be granted Options and other Stock Awards covering not more than an additional 300,000 shares of Common Stock (with respect to Stock Awards payable in shares) or with a value in excess of $5,000,000 (with respect to Stock Awards payable in cash), which shall not count against the limit set forth in the preceding sentence. Subject to the provisions of Section 11 of this Plan relating to adjustments upon changes in the shares of Common Stock, no Director shall be eligible to be granted Options and other Stock Awards covering more than 20,000 shares of Common Stock (with respect to Stock Awards payable in shares) or with a value in excess of $200,000 (with respect to Stock Awards payable in cash) during any fiscal year.

5.4. <u>Consultants</u>. A Consultant shall not be eligible for the grant of a Stock Award if, at the time of grant, a Form S-8 Registration Statement under the Securities Act ("Form S-8") is not available to register either the offer or the sale of the Company's securities to such Consultant because of the nature of the services that the Consultant is providing to the Company, or because the Consultant is not a natural person, or as otherwise provided by the rules governing the use of Form S-8, unless the Company determines both (1) that such grant (A) shall be registered in another manner under the Securities Act (e.g., on a Form S-3 Registration Statement) or (B) does not require registration under the Securities Act in order to comply with the requirements of the Securities Act, if applicable, and (2) that such grant complies with the securities laws of all other relevant jurisdictions.


VI. OPTION PROVISIONS.


6.1. <u>Form of Options</u>. Each Option shall be in such form and shall contain such terms and conditions as the Committee shall deem appropriate. All Options shall be separately designated Incentive Stock Options or Nonqualified Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates will be issued for shares of Common Stock purchased upon exercise of each type of Option. The provisions of separate Options need not be identical, but each Option shall include (through incorporation of provisions hereof by reference in the Option or otherwise) the substance of each of the following provisions:

6.2. <u>Term</u>. In the absence of a provision to the contrary in the individual Optionholder's Stock Award Agreement, and subject to the provisions of Section 5.2 of this Plan regarding grants of Incentive Stock Options to Ten Percent Stockholders, the term of the Option shall be ten years from the date it was granted.

6.3. <u>Incentive Stock Option $100,000 Limitation</u>. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and its Affiliates) exceeds $100,000, or such other limit as may be set by Applicable Law, the Options or portions thereof which exceed such limit (according to the order in which they were granted) shall be treated as Nonqualified Stock Options.

6.4. <u>Exercise Price of an Incentive Stock Option</u>. The exercise price of each Incentive Stock Option shall be not less than 100% of the Fair Market Value of the Common Stock subject to the Option on the date the Option is granted (or less than 110% in the case of a Ten Percent Shareholder), except as provided in Section 3.1(ix) above.


D-6


6.5. <u>Exercise Price of a Nonqualified Stock Option</u>. The exercise price of each Nonqualified Stock Option shall be not less than 100% of the Fair Market Value of the Common Stock subject to the Option on the date the Option is granted, except as provided in Section 3.1(ix) above.

6.6. <u>Consideration</u>.

(i) The purchase price of Common Stock acquired pursuant to an Option shall be paid, to the extent permitted by applicable statutes and regulations, either (a) in cash or by check at the time the Option is exercised or (b) at the discretion of the Committee (in the case of Incentive Stock Options, at the time of the grant of the Option): (1) by delivery to the Company of other shares of Common Stock (subject to such requirements as may be imposed by the Committee), (2) if there is a public market for the Common Stock at such time, and to the extent permitted by Applicable Law, pursuant to a "same day sale" program that results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds, (3) by any other form of consideration permitted by law, but in no event shall a promissory note or other form of deferred payment constitute a permissible form of consideration for an Option granted under this Plan, or (4) by some combination of the foregoing. In each such case, the combination of any cash and property used to pay the purchase price shall have a Fair Market Value on the exercise date equal to the applicable exercise price.

(ii) Whenever a Participant is permitted to pay the exercise price of a Stock Award and/or taxes relating to the exercise of a Stock Award by delivering Common Stock, the Participant may, subject to procedures satisfactory to the Committee, satisfy such delivery requirements by presenting proof of beneficial ownership of such Common Stock, in which case the Company shall treat the Stock Award as exercised or redeemed without further payment and shall withhold such number of shares of Common Stock from the Common Stock acquired under the Stock Award. Any such withholding for tax purposes shall be made at the statutory minimum rate of withholding.

6.7. <u>Transferability of an Incentive Stock Option</u>. An Incentive Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder.

6.8. <u>Transferability of a Nonqualified Stock Option</u>. Except as otherwise provided in the Stock Award Agreement, a Nonqualified Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder.

6.9. <u>Vesting Generally</u>. Options granted under this Plan shall be exercisable at such times and upon such terms and conditions as may be determined by the Committee. The vesting provisions of individual Options may vary. The provisions of this Section 6.9 are subject to any Option provisions governing the minimum number of shares of Common Stock as to which an Option may be exercised.

6.10. <u>Termination of Unvested Options</u>. Any Option or portion thereof that is not vested at the time of termination of Continuous Service shall lapse and terminate, and shall not be exercisable by the Optionee or any other person, unless otherwise provided for in the Stock Award Agreement.

6.11. <u>Termination of Continuous Service</u>. In the event an Optionholder's Continuous Service terminates (other than upon the Optionholder's death, Disability or Retirement or termination for Cause), the Option shall remain exercisable for three months following the date of termination (to the extent that the Option was exercisable at that time), or such other period specified in the Stock Award Agreement. In no event may the Option be exercised after the expiration of the term of the Option as set forth in the Stock Award Agreement. If the Optionholder does not exercise his or her Option within the specified time, the Option shall terminate.

6.12. <u>Extension of Termination Date</u>. An Optionholder's Stock Award Agreement may also provide that if the exercise of the Option following the termination of the Optionholder's Continuous Service (other than upon the Optionholder's death or termination for Cause) would be prohibited at any time solely because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act or other applicable securities law, then the Option shall terminate on the earlier of (i) the expiration of the term of the Option set forth in the Stock Award Agreement or (ii) the expiration of a period of three months after the termination of the Optionholder's Continuous Service during which the exercise of the Option would not be in violation of such registration requirements or other applicable securities law. The provisions of this Section 6.12 notwithstanding, in the event that a sale of the shares of Common Stock received upon exercise of his or her Option would subject the Optionholder to liability under Section 16(b) of the Exchange Act, then the Option will terminate on the earlier of (1) the 15th day after the last date upon which such sale would result in liability, or (2) 210 days following the date of termination of the Optionholder's employment or other service to the Company (and in no event later than the expiration of the term of the Option).

6.13. <u>Disability or Retirement of Optionholder</u>. In the event an Optionholder's Continuous Service terminates upon the Optionholder's Disability or Retirement, the Option shall remain exercisable for two years following the date of termination (to the extent that the Option was exercisable at that time), or such other period specified in the Stock Award Agreement. In no event may the Option be exercised after the expiration of the term of the Option as set forth in the Stock Award Agreement. If the Optionholder does not exercise his or her Option within the specified time, the Option shall terminate.

6.14. <u>Death of Optionholder</u>. In the event (i) an Optionholder's Continuous Service terminates as a result of the Optionholder's death or (ii) the Optionholder dies after the termination of his or her Continuous Service but within the post-termination exercise period applicable to the Option, then, except as otherwise provided in the Stock Award Agreement, the Option shall remain exercisable for two years following the date of death (to the extent that the Option was exercisable at that time). In no event may the Option be exercised after the expiration of the term of the Option as set forth in the Stock Award Agreement. If the Option is not exercised by the person entitled to do so within the specified time, the Option shall terminate.

6.15. <u>Termination for Cause</u>. Unless otherwise provided in the applicable Stock Award Agreement, the Option shall cease to be exercisable as to all unexercised shares of Common Stock (including any vested shares) immediately upon the termination of the Optionholder's Continuous Service for Cause.

6.16. <u>Early Exercise Generally Not Permitted</u>. The Company may grant Options which permit the Optionholder to exercise the Option as to any part or all of the shares of Common Stock subject to the Option prior to the vesting of the Option. If a Stock Award Agreement does permit such early exercise, any unvested shares of Common Stock so purchased may be subject to a repurchase option in favor of the Company or to any other restriction the Committee determines to be appropriate.

6.17. <u>No Repricing of Options</u>. The Committee shall have no authority to make any adjustment, amendment, cancelation in exchange for cash or another Stock Award or substitution except as provided in Section 8.3.

6.18. <u>No Dividend Equivalent Rights</u>. No Option shall provide for the issuance of dividend equivalent rights.

VII. NON-DISCRETIONARY STOCK AWARDS FOR ELIGIBLE DIRECTORS.

7.1 <u>Stock Awards for Eligible Directors</u>. In addition to any other Stock Awards that Directors may be granted on a discretionary basis under this Plan, and subject to the limitation in Section 5.3, each Director of the Company who is not an Employee of the Company or any Affiliate (each, an "Eligible Director") shall be automatically granted, without the necessity of action by the Committee, the following Stock Awards:

(i) <u>Initial Grant</u>. On the first day following the date that a Director commences service on the Board and satisfies the definition of an Eligible Director, an initial grant of a Stock Award (the "Initial Grant") shall automatically be made to that Eligible Director. The type of Stock Award, the number of shares of Common Stock subject to this Initial Grant and other terms governing this Initial Grant shall be as determined by the Committee in its sole discretion. If the Committee does not establish the terms and conditions of the Initial Grant for a given newly-elected Eligible Director prior to the date of grant, then the Stock Award shall be of the same type, and for the same number of shares of Common Stock, as the Initial Grant made to the immediately preceding newly-elected Eligible Director. If at the time a Director first commences service on the Board, the Director does not satisfy the definition of an Eligible Director, such Director shall not be entitled to an Initial Grant at any time, even if such Director subsequently becomes an Eligible Director.

(ii) <u>Annual Grant</u>. An annual Stock Award grant (the "Annual Grant") shall automatically be made to each Director who (1) is re-elected to the Board, (2) is an Eligible Director on the relevant grant date, and (3) has served as a Director for a period of at least six months on the relevant grant date. The type of Stock Award, the number of shares of Common Stock subject to the Annual Grant and other terms governing the Annual Grant shall be as determined by the Committee in its sole discretion. If the Committee does not establish the terms and conditions of the Annual Grant prior to the date of grant, then the Annual Grant shall be of the same type, and for the same number of shares of Common Stock, as the Annual Grant made for the immediately preceding year. The date of grant of an Annual Grant is the date on which the Director is re-elected to serve on the Board.

(iii) Vesting. Notwithstanding the foregoing, if the vesting of the Stock Award is based solely on the Director's Continuous Service, the Stock Award will not fully vest in less than three years.

(iv) Vesting on Retirement. All Initial Grants and Annual Grants held by an Eligible Director shall become fully vested and exercisable upon the termination of the Eligible Director's Continuous Service by reason of Retirement, unless otherwise expressly set forth in the applicable Stock Award Agreement(s).

VIII. PROVISIONS OF STOCK AWARDS OTHER THAN OPTIONS.

8.1. Stock Appreciation Rights. Each award of a Stock Appreciation Right ("SAR") granted under this Plan shall be subject to such terms and conditions as the Committee shall deem appropriate. The terms and conditions of SAR agreements need not be identical, but each SAR agreement shall include the substance of each of the applicable provisions of this Section 8.1. The two types of SARs that are authorized for issuance under this Plan are:

(i) Stand-Alone SARs. The following terms and conditions shall govern the grant and redeemability of stand-alone SARs:

(A) The stand-alone SAR shall cover a specified number of underlying shares of Common Stock and shall be redeemable upon such terms and conditions as the Committee may establish. Upon redemption of the stand-alone SAR, the holder shall be entitled to receive a distribution from the Company in an amount equal to the excess of (i) the aggregate Fair Market Value (on the redemption date) of the shares of Common Stock underlying the redeemed right over (ii) the aggregate base price in effect for those shares.

(B) The number of shares of Common Stock underlying each stand-alone SAR and the base price in effect for those shares shall be determined by the Committee in its sole discretion at the time the stand-alone SAR is granted. In no event, however, may the base price per share be less than 100% of the Fair Market Value per underlying share of Common Stock on the grant date.

(C) The distribution with respect to any redeemed stand-alone SAR may be made in shares of Common Stock valued at Fair Market Value on the redemption date, in cash, or partly in shares and partly in cash, as the Committee shall in its sole discretion deem appropriate.

(ii) Stapled SARs. The following terms and conditions shall govern the grant and redemption of stapled SARs:

(A) Stapled SARs may only be granted concurrently with an Option to acquire the same number of shares of Common Stock as the number of such shares underlying the stapled SARs.

(B) Stapled SARs shall be redeemable upon such terms and conditions as the Committee may establish and shall grant a holder the right to elect among (i) the exercise of the concurrently granted Option for shares of Common Stock, whereupon the number of shares of Common Stock subject to the stapled SARs shall be reduced by an equivalent number, (ii) the redemption of such stapled SARs in exchange for a distribution from the Company in an amount equal to the excess of the Fair Market Value (on the redemption date) of the number of vested shares of Common Stock which the holder redeems over the aggregate base price for such vested shares, whereupon the number of shares of Common Stock subject to the concurrently granted Option shall be reduced by any equivalent number, or (iii) a combination of (i) and (ii).

(C) The distribution to which the holder of stapled SARs shall become entitled upon the redemption of stapled SARs may be made in shares of Common Stock valued at Fair Market Value on the redemption date, in cash, or partly in shares and partly in cash, as the Committee shall in its sole discretion deem appropriate.

(iii) Limitations. The total number of shares of Common Stock subject to a SAR may, but need not, vest in period installments that may, but need not, be equal. The Committee shall determine the criteria under which shares of Common Stock under the SAR may vest. If the Stock Award Agreement does not provide for transferability, then the shares subject to the SAR shall not be transferable except by will or by the laws of descent and distribution.

(iv) No Repricing of Stock Appreciation Rights. The Committee shall have no authority to make any adjustment, amendment, cancelation in exchange for cash or another Stock Award or substitution except as provided in Section 8.3.

(v) <u>No Dividend Equivalent Rights</u>. No Stock Appreciation Right shall provide for the issuance of dividend equivalent rights.

8.2. <u>Other Stock-Based Awards</u>. The Committee, in its sole discretion, may grant or sell an award of a Restricted Stock Bonus, Restricted Stock Purchase Right, Phantom Stock Unit, Restricted Stock Unit, Performance Share Bonus, Performance Share Unit, or other stock-based award that is valued in whole or in part by reference to, or is otherwise based on, the Fair Market Value of Common Stock (each, an "Other Stock-Based Award"). Each Other Stock-Based Award shall be subject to a Stock Award Agreement which shall contain such terms and conditions as the Committee shall deem appropriate, including any provisions for the deferral of the receipt of any shares of Common Stock, cash or property otherwise distributable to the Participant in respect of the Other Stock-Based Award. The terms and conditions of Other Stock-Based Awards may change from time to time, and the terms and conditions of separate Other Stock-Based Awards need not be identical, but each Other Stock-Based Award shall be subject to the following provisions (either through incorporation of provisions hereof by reference in the applicable Stock Award Agreement or otherwise):

(i) <u>Purchase Price</u>. Other Stock-Based Awards may be granted in consideration for past services actually rendered to the Company or an Affiliate. The purchase price (if any) under each Other Stock-Based Award shall be such amount as the Committee shall determine and designate in the applicable Stock Award Agreement. To the extent required by Applicable Law, the purchase price shall not be less than 100% of the Fair Market Value of the Common Stock subject to the Other Stock-Based Award on the date such award is made or at the time the purchase is consummated, as applicable.

(ii) <u>Consideration</u>.

(A) The purchase price (if any) of Common Stock acquired pursuant to Other Stock-Based Awards shall be paid either: (1) in cash or by check, or (2) as determined by the Committee (and to the extent required by Applicable Law, at the time of the grant): (w) by delivery to the Company of other shares of Common Stock (subject to such requirements as may be imposed by the Committee), (x) if there is a public market for the Common Stock at such time, and to the extent permitted by Applicable Law, pursuant to a "same day sale" program that results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds, (y) by any other form of consideration permitted by law, but in no event shall a promissory note or other form of deferred payment constitute a permissible form of consideration, or (z) by some combination of the foregoing. To the extent required by Applicable Law, the Participant shall pay the Common Stock's "par value" solely in cash or by check.

(B) Whenever a Participant is permitted to pay the exercise price of any Other Stock-Based Award and/or taxes relating to the exercise thereof by delivering Common Stock, the Participant may, subject to procedures satisfactory to the Committee, satisfy such delivery requirements by presenting proof of beneficial ownership of such Common Stock, in which case the Company shall treat the Other Stock-Based Award as exercised or redeemed without further payment and shall withhold such number of shares of Common Stock from the Common Stock acquired under the Other Stock-Based Award. Any such withholding for tax purposes shall be made at the statutory minimum rate of withholding.

(iii) <u>Vesting</u>. The total number of shares of Common Stock subject to each Other Stock-Based Award may, but need not, vest and/or become redeemable in periodic installments that may, but need not, be equal. The Committee shall determine the criteria under which shares of Common Stock under the each Other Stock-Based Award may vest. The criteria may or may not include performance criteria or Continuous Service. Common Stock acquired under each Other Stock-Based Award may, but need not, be subject to a share repurchase right or similar forfeiture feature in favor of the Company in accordance with a vesting schedule to be determined by the Committee.

(iv) <u>Distributions</u>. The distribution with respect to any Other Stock-Based Award may be made in shares of Common Stock valued at Fair Market Value on the redemption or exercise date, in cash, or partly in shares and partly in cash, as the Committee shall in its sole discretion deem appropriate.

(v) <u>Termination of Participant's Continuous Service</u>. In the event a Participant's Continuous Service terminates, the Company may repurchase or reacquire, and/or the Participant shall forfeit (as applicable), any or all of the shares of Common Stock held by the Participant that have not vested as of the date of termination on such terms and conditions as set forth in the Stock Award Agreement.

(vi) <u>Transferability</u>. Rights to acquire shares of Common Stock under Other Stock-Based Award shall be transferable by the Participant only upon such terms and conditions as are set forth in the applicable Stock Award

Agreement, as the Committee shall determine in its discretion. If the Stock Award Agreement does not provide for transferability, then the shares subject to Other Stock-Based Award shall not be transferable except by will or by the laws of descent and distribution.

8.3. <u>No Repricing.</u> Except in connection with a corporate transaction involving the Company as described in Article IX of this Plan (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of outstanding Options, Stock Appreciation Rights or Restricted Stock Purchase Rights may not be amended or adjusted to reduce the exercise price or the Committee may not cancel such outstanding Stock Awards in exchange for cash, other Stock Awards or Options, Stock Appreciation Rights or Restricted Stock Purchase Rights or provide for the issuance of substitute Stock Awards with an exercise price that is less than the exercise price of the original Option, Stock Appreciation Rights or Restricted Stock Purchase Rights without the approval of the Company's stockholders.

8.4. <u>Dividend Equivalent Rights With Respect to Performance Stock Awards.</u> If the grant or vesting of a Stock Award is subject to performance conditions, any payment of a dividend equivalent right issued with respect to such Stock Award shall be subject to the same performance conditions as the underlying Stock Award.

IX. ISSUANCE OF SHARES.

9.1. <u>Availability of Shares</u>. During the terms of the outstanding Stock Awards, the Company shall keep available at all times the number of shares of Common Stock required to satisfy such Stock Awards.

9.2. <u>Securities Law Compliance</u>. The grant of Stock Awards and the issuance of Common Stock pursuant to Stock Awards shall be subject to compliance with all applicable requirements of federal, state and foreign law with respect to securities. The Company shall use commercially reasonable efforts to obtain from each regulatory commission or agency having jurisdiction over this Plan such authority as may be required to grant Stock Awards and to issue and sell shares of Common Stock upon exercise, redemption or satisfaction of the Stock Awards; provided, however, that this undertaking shall not require the Company to register under the Securities Act or under any foreign law of similar effect this Plan, any Stock Award or any Common Stock issued or issuable pursuant to any such Stock Award. If, after commercially reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority which counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under this Plan, the Company shall be relieved from any liability for failure to issue and sell Common Stock related to such Stock Awards unless and until such authority is obtained.

9.3. <u>Proceeds</u>. Proceeds from the sale of Common Stock pursuant to Stock Awards shall constitute general funds of the Company.

X. MISCELLANEOUS.

10.1. <u>Vesting Generally</u>. If the vesting of a Stock Award is based solely on the Participant's Continuous Service, the Stock Award will not fully vest in less than three years and if the vesting of a Stock Award is based on the achievement of performance criteria, the Stock Award will not fully vest in less than one year.

10.2. <u>Acceleration of Exercisability and Vesting</u>. The Committee shall have the power to accelerate exercisability and/or vesting of any Stock Award only in the case of death, Disability, Retirement or Change of Control. Subject to the prior sentence, the Committee shall have the power to accelerate the time at which a Stock Award may first be exercised or the time during which a Stock Award or any part thereof will vest in accordance with this Plan, notwithstanding the provisions in the Stock Award stating the time at which it may first be exercised or the time during which it will vest.

10.3. <u>Clawback</u>. The Company may provide in any Stock Award Agreement that, upon the Committee's discovery of facts that would be grounds for a termination for Cause of a Participant's Continuous Service, and regardless of whether such discovery is made prior to or following a termination of Continuous Service for any reason, the Committee may (in its sole discretion, but acting in good faith) direct that the Company recover all or a portion of the Stock Award, including any shares of Common Stock then held by the Participant as well as any gain recognized by the Participant upon any sale of the shares of Common Stock issued pursuant to the Stock Award. In no event shall the amount to be recovered by the Company be less than any amount required to be repaid or recovered as a matter of law. The Committee shall determine whether the Company shall effect any such recovery or repayment (i) by seeking recovery or repayment from the Participant, (ii) by reducing (subject to Applicable Law and the terms and conditions of the applicable plan, program or arrangement) the amount that would otherwise be payable to the Participant under any compensatory plan, program, agreement or arrangement maintained by the Company or any of its Affiliates, (iii) by withholding payment of future compensation (including the payment of any discretionary bonus amount) or grants of compensatory awards that would otherwise have been made in accordance with the otherwise applicable compensation practices of the Company or any Affiliate, or (iv) by any combination of the foregoing.

10.4. <u>Compliance of Performance Awards</u>. Notwithstanding anything to the contrary herein, any Stock Award granted under this Plan may, but need not, be granted in a manner which may be deductible by the Company under Section 162(m) of the Code and, as applicable, compliant with the requirements of Section 409A of the Code (such awards, "Performance-Based Awards"). A Participant's Performance-Based Award shall be determined based on the attainment of written performance goals approved by the Committee for a performance period established by the Committee, which goals are approved (i) while the outcome for that performance period is substantially uncertain and (ii) during such period of time as permitted by Applicable Law. The performance goals, which must be objective, shall be based upon one or more of the following criteria: (i) consolidated earnings before or after taxes (including earnings before one or more of the following: interest, taxes, depreciation and amortization); (ii) net income; (iii) operating income; (iv) earnings per share; (v) book value per share; (vi) return on stockholders' equity; (vii) expense management; (viii) return on investment; (ix) improvements in capital structure; (x) profitability of an identifiable business unit or product; (xi) maintenance or improvement of profit margins; (xii) stock price; (xiii) market share; (xiv) revenues or sales; (xv) costs and/or cost reductions or savings; (xvi) cash flow; (xvii) working capital; (xviii) return on invested capital or assets; (xix) consummations of acquisitions or sales of certain Company assets, subsidiaries or other businesses; (xx) funds from operations and (xxi) pre-tax income. The foregoing criteria may relate to the Company, one or more of its Affiliates or one or more of its divisions or units, or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, all as the Committee shall determine. In addition, to the degree consistent with Section 162(m) of the Code (or any successor section thereto) and/or Section 409A of the Code, the performance goals may be calculated without regard to unusual and/or infrequently occurring items. The Committee shall determine whether, with respect to a performance period, the applicable performance goals have been met with respect to a given Participant and, if they have, to so certify and ascertain the amount of the applicable Performance-Based Award. No Performance-Based Awards will be paid for such performance period until such certification is made by the Committee. The amount of the Performance-Based Award actually paid to a given Participant may be less than the amount determined by the applicable performance goal formula, at the discretion of the Committee. The amount of the Performance-Based Award determined by the Committee for a performance period shall be paid to the Participant at such time as determined by the Committee in its sole discretion after the end of such performance period; provided, however, that a Participant may, if and to the extent permitted by the Committee and consistent with the provisions of Section 162(m) and/or Section 409A of the Code, elect to defer payment of a Performance-Based Award.

10.5. <u>Stockholder Rights</u>. No Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to a Stock Award except to the extent that the Company has issued the shares of Common Stock relating to such Stock Award or except as expressly provided in a Stock Award Agreement.

10.6. <u>No Employment or Other Service Rights</u>. Nothing in this Plan or any instrument executed or Stock Award granted pursuant thereto shall confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Stock Award was granted or shall affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant's agreement with the Company or an Affiliate or (iii) the service of a Director pursuant to the Bylaws of the Company, and any applicable provisions of the corporate law of the state or other jurisdiction in which the Company is domiciled, as the case may be.

10.7. <u>Investment Assurances</u>. The Company may require a Participant, as a condition of exercising or redeeming a Stock Award or acquiring Common Stock under any Stock Award, (i) to give written assurances satisfactory to the Company as to the Participant's knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of acquiring the Common Stock; (ii) to give written assurances satisfactory to the Company stating that the Participant is acquiring Common Stock subject to the Stock Award for the Participant's own account and not with any present intention of selling or otherwise distributing the Common Stock; and (iii) to give such other written assurances as the Company may determine are reasonable in order to comply with Applicable Law. The foregoing requirements, and any assurances given pursuant to such requirements, shall be inoperative if (1) the issuance of the shares of Common Stock under the Stock Award has been registered under a then currently effective registration statement under the Securities Act or (2) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws, and in either case otherwise complies with Applicable Law. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under this Plan as such counsel deems necessary or appropriate in order to comply with Applicable Laws, including, but not limited to, legends restricting the transfer of the Common Stock.

10.8. <u>Designation of a Beneficiary</u>. The Committee may establish rules pertaining to the designation by the Participant of a beneficiary who is to receive any shares of Common Stock and/or any cash, or have the right to exercise or redeem that Participant's Stock Award, in the event of such Participant's death.

10.9. <u>Withholding Obligations</u>. To the extent provided by the terms of a Stock Award Agreement, the Participant may satisfy any federal, state, local, or foreign tax withholding obligation relating to the grant, exercise, acquisition or redemption of a Stock Award or the acquisition, vesting, distribution or transfer of Common Stock under a Stock Award by any of the following means (in addition to the Company's right to withhold from any compensation paid to the Participant by the Company) or by a combination of such means: (i) tendering a cash payment; (ii) authorizing the Company to withhold shares of Common Stock from the shares of Common Stock otherwise issuable to the Participant, provided, however, that no shares of Common Stock are withheld with a value exceeding the minimum amount of tax required to be withheld by law; or (iii) delivering to the Company owned and unencumbered shares of Common Stock.

10.10. <u>Section 409A</u>. Notwithstanding anything in this Plan to the contrary, it is the intent of the Company that the administration of this Plan, and the granting of all Stock Awards under this Plan, shall be done in accordance with Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance issued thereunder, including any guidance or regulations that may be issued after the effective date of this Plan, and shall not cause the acceleration of, or the imposition of the additional, taxes provided for in Section 409A of the Code. Any Stock Award shall be granted, deferred, paid out or modified under this Plan in a manner that shall be intended to avoid resulting in the acceleration of taxation, or the imposition of penalty taxation, under Section 409A upon a Participant. In the event that it is reasonably determined by the Committee that any amounts payable in respect of any Stock Award under this Plan will be taxable to a Participant under Section 409A of the Code prior to the payment and/or delivery to such Participant of such amounts under the applicable Stock Award Agreement or will be subject to the acceleration of taxation or the imposition of penalty taxation under Section 409A of the Code, the Company may either (i) adopt such amendments to this Plan and related Stock Award, and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Committee determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by this Plan and Stock Awards hereunder, and/or (ii) take such other actions as the Committee determines necessary or appropriate to comply with the requirements of Section 409A of the Code. Notwithstanding anything to the contrary herein, if Participant is a "specified employee" under Section 409A of the Code, then any payment(s) to the Participant described herein upon his or her termination of continuous service that (A) constitute "deferred compensation" to a Participant under Section 409A; (B) are not exempt from Section 409A and (C) are otherwise payable within six months after Participant's termination of continuous service, shall instead be made on the date six months and one day after such termination of continuous service, and such payment(s) shall be increased by an amount equal to interest on such payment(s) at a rate of interest equal to the Federal Funds Rate in effect as of the date of termination of continuous service from the date on which such payment(s) would have been made in the absence of this provision and the payment date described in this sentence. Notwithstanding any other provision of this Plan or an Award Agreement to the contrary, no event or condition shall constitute a Change in Control with respect to a Stock Award to the extent that, if it were, an excise tax would be imposed under Section 409A of the Code on the Participant who holds such Stock Award; provided that, in such a case, the event or condition shall continue to constitute a Change in Control to the maximum extent possible (for example, if applicable, in respect of vesting without an acceleration of payment of such a Stock Award) without causing the imposition of such excise tax.

10.11. <u>Market Standoff Provision</u>. If required by the Company (or a representative of the underwriter(s)) in connection with the first underwritten registration of the offering of any equity securities of the Company under the Securities Act, for a specified period of time, the Participant shall not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any shares of the Common Stock acquired by the Participant pursuant to a Stock Award, and shall execute and deliver such other agreements as may be reasonably requested by the Company and/or the underwriter(s) that are consistent with the foregoing or that are necessary to give further effect thereto. In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to such shares until the end of such period.

10.12. <u>De Minimis Cap</u>. Notwithstanding any other provision of this Plan, the Committee may grant Stock Awards that do not conform to the requirements of this Plan so long as such Stock Awards do not exceed 5% of the shares authorized for issuance under this Plan.

XI. ADJUSTMENTS UPON CHANGES IN STOCK.

11.1. <u>Capitalization Adjustments</u>. In the event of any change in the Common Stock subject to this Plan or subject to or underlying any Stock Award, by reason of any stock dividend, stock split, reverse stock split, reorganization, recapitalization, merger, consolidation, spin-off, combination, exchange of shares of Common Stock or other corporate exchange, or any distribution or dividend to stockholders of Common Stock (whether paid in cash or otherwise) or any transaction similar to the foregoing, the Committee shall, without liability to any person, make such substitution or adjustment, if any, as it deems to be equitable to (i) the type, class(es) and maximum number of securities or other property subject to this Plan pursuant to the Share Reserve, the ISO limit, and Section 5.3, (ii) the type, class(es) and number of securities subject to option grants to Eligible Directors under Section 7 of this Plan, (iii) the type, class(es) and number of securities or other property subject to, as well as the exercise price, base price, redemption price or purchase price applicable to, outstanding Stock Awards or (iv) any other affected terms of any outstanding Stock Awards. Any determination, substitution or adjustment made by the Committee under this Section 11.1, shall be final, binding and conclusive on all Participants. The conversion of any convertible securities of the Company shall not be treated as a transaction that shall cause the Committee to make any determination, substitution or adjustment under this Section 11.1. Any actions taken under this Section 11.1 shall be made in accordance with the applicable restrictions of Code Section 409A, including without limitation such restrictions with regard to the adjustment of stock options and stock appreciation rights that are considered exempt from Code Section 409A.

11.2. <u>Adjustments Upon a Change of Control</u>. In the event of a Change of Control, then the Committee or the board of directors of any surviving entity or acquiring entity may provide or require that the surviving or acquiring entity shall: (1) assume or continue all or any part of the Stock Awards outstanding under this Plan or (2) substitute substantially equivalent stock awards (including an award to acquire substantially the same consideration paid to the stockholders in the transaction by which the Change of Control occurs) for those Stock Awards outstanding under this Plan. In the event any surviving entity or acquiring entity refuses to assume or continue outstanding Stock Awards or to substitute similar stock awards for those outstanding under this Plan, then with respect to Stock Awards held by Participants whose Continuous Service has not terminated, the Committee in its sole discretion and without liability to any person may: (1) provide for the payment of a cash amount in exchange for the cancellation of a Stock Award equal to the product of (x) the excess, if any, of the Fair Market Value per share of Common Stock at such time over the exercise or redemption price, if any, and (y) the total number of shares then subject to such Stock Award; (2) continue the Stock Awards upon such terms as the Committee determines in its sole discretion; (3) provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected Stock Awards (including any unrealized value immediately prior to the Change of Control) previously granted hereunder, as determined by the Committee in its sole discretion; or (4) notify Participants holding Stock Awards that they must exercise or redeem any portion of such Stock Award (including, at the discretion of the Committee, any unvested portion of such Stock Award) at or prior to the closing of the transaction by which the Change of Control occurs and that the Stock Awards shall terminate if not so exercised or redeemed at or prior to the closing of the transaction by which the Change of Control occurs. With respect to any other Stock Awards outstanding under this Plan, such Stock Awards shall terminate if not exercised or redeemed with respect to the vested portion of the Stock Award (and, at the discretion of the Committee, any unvested portion of such Stock Award) at or prior to the closing of the transaction by which the Change of Control occurs. In the event of the dissolution or liquidation of the Company, unless the Board determined otherwise, all outstanding Stock Awards will terminate immediately prior to the dissolution or liquidation of the Company. In all cases, the Committee shall not be obligated to treat all Stock Awards, even those that are of the same type, in the same manner. Any actions taken under this Section 11.2 shall be made in accordance with the applicable restrictions of Code Section 409A.

XII. AMENDMENT OR TERMINATION OF THIS PLAN OR STOCK AWARDS.

12.1. <u>Term and Termination of this Plan</u>. The Committee may suspend or terminate this Plan at any time. Unless sooner terminated, this Plan shall terminate on the day before the 10th anniversary of the Effective Date. No Stock Awards may be granted under this Plan while this Plan is suspended or after it is terminated.

12.2. <u>Amendment of this Plan and Stock Awards</u>. The Committee at any time, and from time to time, may amend this Plan, subject to the approval of the Company's stockholders to the extent such approval is necessary under Applicable Law or is required by the terms of Section 6.17 or Section 8.1(iv) of this Plan. The Committee at any time, and from time to time, may amend the terms of one or more Stock Awards subject to the terms of this Plan. It is expressly contemplated that the Committee may amend this Plan and Stock Awards in any respect the Committee deems necessary or advisable (i) to provide eligible Participants with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to Incentive Stock Options and deferred compensation and/or (ii) to bring this Plan and/or Stock Awards granted under this Plan into compliance with Applicable Law.

12.3. <u>No Material Impairment of Rights</u>. Notwithstanding anything to the contrary in this Plan, the amendment, suspension or termination of this Plan and the amendment of outstanding Stock Awards, shall not materially impair rights and obligations under any Stock Award granted while this Plan is in effect except with the written consent of the Participant unless such amendment is necessary pursuant to Section 10.10 hereof, in which case the Participant will be deemed to have consented to the amendment by virtue of accepting the grant of the Stock Award.

XIII. EFFECTIVE DATE OF PLAN.

13.1. <u>Effective Date</u>. This Plan shall become effective as of the date the Board approves this Plan, or such later date as is designated by the Board (such date, as set forth on the first page of this Plan, the "Effective Date"), subject to the approval of this Plan by the stockholders of the Company within 12 months before or after the date this Plan is adopted by the Board.

XIV. CHOICE OF LAW.

14.1. <u>Choice of Law</u>. The law of the State of Delaware shall govern all questions concerning the construction, validity and interpretation of this Plan, without regard to such state's conflict of laws rules.

Mueller Water Products

IMPORTANT ANNUAL MEETING INFORMATION

Electronic Voting Instructions

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Annual Meeting Proxy Card

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A THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE ELECTION OF DIRECTORS AND "FOR" ITEMS 1 – 6.



1. Election of Directors:

	For	Withhold		For	Withhold		For	Withhold
01 - Shirley C. Franklin	☐	☐	02 - Thomas J. Hansen	☐	☐	03 - Gregory E. Hyland	☐	☐
04 - Jerry W. Kolb	☐	☐	05 - Joseph B. Leonard	☐	☐	06 - Mark J. O'Brien	☐	☐
07 - Bernard G. Rethore	☐	☐	08 - Lydia W. Thomas	☐	☐	09 - Michael T. Tokarz	☐	☐

	For	Against	Abstain		For	Against	Abstain
2. To approve, on an advisory basis, the compensation of the Company's named executive officers.	☐	☐	☐	3. To approve an amendment of the 2010 Management Incentive Plan and re-approve performance goals under the plan.	☐	☐	☐
4. To approve an amendment of the 2006 Employee Stock Purchase Plan.	☐	☐	☐	5. To approve an amendment of the 2006 Stock Incentive Plan and re-approve performance goals under the plan.	☐	☐	☐
6. To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2016.	☐	☐	☐				

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

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Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

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1 U P X



028QKD

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Mueller Water Products   ✚

Proxy — MUELLER WATER PRODUCTS, INC.

2016 Annual Meeting of Stockholders - February 26, 2016
THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF THE COMPANY

The undersigned hereby appoints Gregory E. Hyland, Evan L. Hart and Keith L. Belknap and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the other side, all the shares of Mueller Water Products, Inc. Common Stock which the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the 2016 Meeting of Stockholders of the Company to be held on February 26, 2016 or at any adjournment or postponement thereof, with all powers which the undersigned would possess if present at the meeting.

(Continued and to be marked, dated and signed, on the other side)

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IF VOTING BY MAIL, YOU <u>MUST</u> COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.   ✚

Table of Contents

Mueller Water Products

IMPORTANT ANNUAL MEETING INFORMATION



Vote by Internet
• Go to **www.envisionreports.com/MWA**
• Or scan the QR code with your smartphone
• Follow the steps outlined on the secure website

Stockholder Meeting Notice

Important Notice Regarding the Availability of Proxy Materials for the Mueller Water Products, Inc. Annual Meeting to be Held on February 26, 2016

Under Securities and Exchange Commission rules, you are receiving this notice that the proxy materials for the annual stockholders' meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on and location of the annual meeting are on the reverse side. Your vote is important!

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The Proxy Statement, Annual Report and other proxy materials are available at:

www.envisionreports.com/MWA



Easy Online Access — A Convenient Way to View Proxy Materials and Vote
When you go online to view materials, you can also vote your shares.
Step 1: Go to **www.envisionreports.com/MWA** to view the materials**.**
Step 2: Click on **Cast Your Vote or Request Materials**.
Step 3: Follow the instructions on the screen to log in.
Step 4: Make your selection as instructed on each screen to select delivery preferences and vote.

When you go online, you can also help the environment by consenting to receive electronic delivery of future materials.



Obtaining a Copy of the Proxy Materials – If you want to receive a copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed on the reverse side on or before February 14, 2016 to facilitate timely delivery.





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Stockholder Meeting Notice

The 2016 Annual Meeting of Stockholders of Mueller Water Products, Inc. (the "Company") will be held in the Abernathy Room, 500 Northpark Building, 3rd Floor, 1100 Abernathy Road, N.E., Atlanta, Georgia 30328, on Friday, February 26, 2016 at 10:00 a.m. (Eastern Time).

Proposals to be considered at the Annual Meeting:

Management recommends a vote "FOR" items 1 – 6.
    (1) to elect as directors of the Company the nine nominees named in the Proxy Statement for terms expiring at the 2017 annual meeting.
    (2) to approve, on an advisory basis, the compensation of the Company's named executive officers.
    (3) to approve an amendment of the 2010 Management Incentive Plan and re-approve performance goals under the plan.
    (4) to approve an amendment of the 2006 Employee Stock Purchase Plan.
    (5) to approve an amendment of the 2006 Stock Incentive Plan and re-approve performance goals under the plan.
    (6) to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2016.
    (7) to transact any other business properly brought before the Annual Meeting and any reconvened or rescheduled meeting following adjournment or postponement thereof.

The Board of Directors has fixed the close of business on January 12, 2016 as the record date for the determination of stockholders entitled to receive notice of and to vote at the Annual Meeting or any adjournment(s) thereof.

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must vote online or request a paper copy of the proxy materials to receive a proxy card. If you wish to attend and vote at the meeting, please bring this notice with you.



Here's how to order a copy of the proxy materials and select a future delivery preference:

Paper copies: Current and future paper delivery requests can be submitted via the telephone, Internet or email options below.

Email copies: Current and future email delivery requests must be submitted via the Internet following the instructions below. If you request an email copy of current materials you will receive an email with a link to the materials.

PLEASE NOTE: You must use the number in the shaded bar on the reverse side when requesting a set of proxy materials.

→ **Internet** – Go to www.envisionreports.com/MWA. Click Cast Your Vote or Request Materials. Follow the instructions to log in and order a copy of the current meeting materials and submit your preference for email or paper delivery of future meeting materials.

→ **Telephone** – Call us free of charge at 1-866-641-4276 and follow the instructions to log in and order a paper copy of the materials by mail for the current meeting. You can also submit a preference to receive a paper copy for future meetings.

→ **Email** – Send email to investorvote@computershare.com with "Proxy Materials Mueller Water Products, Inc" in the subject line. Include in the message your full name and address, plus the number located in the shaded bar on the reverse, and state in the email that you want a paper copy of current meeting materials. You can also state your preference to receive a paper copy for future meetings.

To facilitate timely delivery, all requests for a paper copy of the proxy materials must be received by February 14, 2016.

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